As filed with the Securities and Exchange Commission on January 25, 2000

Registration No. 333-92373

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2 TO FORM S-1 REGISTRATION STATEMENT

Under the Securities Act of 1933

LANTE CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	**7379**	**36-3322393**
(State or other jurisdiction of incorporation or organization)	**(Primary Standard Industrial Classification Code No.)**	**(I.R.S. Employer Identification No.)**

161 North Clark Street, Suite 4900, Chicago, Illinois 60601, (312) 696-5000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

C. Rudy Puryear
President and Chief Executive Officer
161 North Clark Street, Suite 4900, Chicago, Illinois 60601, (312) 696-5000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Howard S. Lanznar, Esq. **Jeffrey R. Patt, Esq.** **Katten Muchin Zavis** **525 West Monroe Street, Suite 1600** **Chicago, Illinois 60661** **(312) 902-5200**	**William J. Whelan, III, Esq.** **Cravath, Swaine & Moore** **Worldwide Plaza** **825 Eighth Avenue** **New York, New York 10019** **(212) 474-1000**

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED JANUARY 25, 2000

3,100,000 Shares

Lante

Lante Corporation

Common Stock

Prior to this offering, there has been no public market for our common stock. The initial public offering price of the common stock is expected to be between $10.00 and $12.00 per share. Our common stock has been approved for listing on The Nasdaq Stock Market's National Market under the symbol "LNTE".

The underwriters have an option to purchase a maximum of 465,000 additional shares of our common stock to cover over-allotments of shares.

Investing in our common stock involves risks. See "Risk Factors" beginning on page 5.

	Price to Public	Underwriting Discounts and Commissions	Proceeds, before expenses, to Lante
Per Share	$	$	$
Total	$	$	$

Delivery of the shares of common stock will be made on or about , 2000.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston

Deutsche Banc Alex. Brown

Thomas Weisel Partners LLC

Friedman Billings Ramsey

The date of this prospectus is , 2000.

[graphic consisting of 11 spheres organized in a semi-circle, each containing the name of a client]

Lante Building high-impact .com businesses for our clients that unleash e-markets for the new economy

High-Impact .com Business Builders

TABLE OF CONTENTS

You should rely only on the information contained in this prospectus or to which we have referred you. We have not authorized anyone to provide you with different information. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus may be accurate only on the date of this prospectus.

Dealer Prospectus Delivery Obligation

Until , 2000 (25 days after the commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

PROSPECTUS SUMMARY

This summary highlights selected information from this prospectus and does not contain all of the information that may be important to you. To understand the risks involved in your investment decision, you should read carefully this entire prospectus, including the risk factors and our financial statements, and the documents to which we refer you.

In this prospectus, ''Lante,'' ''we,'' ''us'' and ''our'' refer to Lante Corporation. Unless otherwise indicated, all share amounts and financial information presented in this prospectus:

- assume the underwriters' over-allotment option is not exercised;
- assume the initial public offering price will be $11.00 per share, the midpoint of the range disclosed on the cover of this prospectus;
- give effect to a 2-for-1 stock split of our common stock, which occurred on October 22, 1999; and
- give effect to the conversion of all outstanding shares of our preferred stock into shares of our common stock upon consummation of this offering.

The clients identified on the inside front cover of this prospectus were clients of ours during 1999. Many of these engagements were project-based, and many of these clients do not have ongoing contractual obligations to use our services. We cannot assure you that these clients will use our services in the future.

Our Business

Lante Corporation is an Internet services company that develops sophisticated technology-based solutions for electronic markets. These markets, which we refer to as e-markets, are Internet based networks through which multiple buyers and sellers efficiently conduct business online. We believe e-markets are the next stage in the evolution of e-commerce and will be the predominant business model of the digital economy. To date, most of our e-market engagements have been with Internet startup companies. Our solutions have included designing, developing and building:

- an online solution for eppraisals.com that will connect collectors of art, antiques and other collectibles with a network of appraisal experts;
- a new business model for Etera that enables its network of more than 6,000 independent lawn and garden centers to offer products and information from multiple vendors through customized web sites;
- a highly secure extranet for IntraLinks that is used for document-intensive applications including loan syndications; and
- an interactive online marketplace for SciQuest.com that links lab technicians and purchasing agents with suppliers of scientific products.

We believe our success with these early adopters of e-markets and our focus on e-market solutions position us to obtain engagements with other Internet startup companies, as well as with larger, more traditional companies as they progress from their existing business models toward e-markets.

Since our inception in 1984, we have been innovators in applying emerging technologies to businesses, evolving from personal computer networks to database applications to distributed client-server architectures to our current exclusive focus on Internet services. Today, we employ more than 375 people who serve our clients from offices in Chicago, Seattle, San Francisco, New York, Los Angeles, Dallas, Boston and Charlotte. We have an experienced management team led by Rudy Puryear, our president and chief executive officer, and a distinguished advisory group of investors that includes industry luminaries Michael Dell, John Landry, Michael Maples and Morton Meyerson.

In December 1999, we entered into a strategic relationship with Dell Computer Corporation. As part of this relationship, Dell purchased 2.0 million shares of our common stock, 1.0 million shares of which were purchased from us, and we have entered into a master services agreement that contemplates Dell providing us with at least $40.0 million of total revenues over a five-year period. We expect to use the net proceeds from our issuance of these shares for general corporate purposes, including working capital.

International Data Corporation, an independent research firm, estimates that the worldwide e-commerce market will grow from approximately $64.8 billion in 1999 to more than $978.4 billion in 2003, representing a compound annual growth rate of 97%. We believe this growth in the worldwide e-commerce market will lead to a significant increase in demand for Internet services. International Data Corporation also forecasts that the worldwide market for Internet services will grow from approximately $12.9 billion in 1999 to $78.5 billion in 2003, representing a compound annual growth rate of 57%.

We believe the next stage of growth for Internet services will involve building solutions that:

- accommodate rapidly increasing functionality and user volume;
- provide a highly secure computing environment;
- reliably process extremely large volumes of information;
- integrate with the databases and information systems of multiple participants; and
- adapt to the ever-changing needs of the markets they serve.

We believe that we are well-positioned to benefit from this market opportunity because of our experience and expertise in building complex solutions that are integrated with multiple back-end systems. Our professionals possess the vision and understanding of e-markets necessary to help our clients build innovative Internet based business models. We help our clients think big, start smart, scale fast and realize the potential of their e-market opportunities.

We deploy an integrated, multi-disciplinary team approach to developing solutions for our clients. Each team is composed of experts from each of our four competencies—strategy, user experience, technology and delivery management. Our professionals work closely with the client through an iterative development process in which we incrementally refine our assumptions from engagement inception to a final delivered solution. We believe this approach strikes a healthy and successful balance between the desire for a structured process and the dynamic nature of our clients' needs.

Our objective is to be one of the recognized leaders in the Internet services industry by continuing to:

- focus on building solutions for e-markets;
- maintain our technological leadership and know-how;
- attract and retain talented professionals;
- invest in strengthening our brand; and
- expand into new geographical markets.

Lante Corporation was originally incorporated in Illinois in 1984 and reincorporated in Delaware on October 1, 1999. Our principal executive offices are located at 161 North Clark Street, Suite 4900, Chicago, Illinois 60601 and our telephone number is (312) 696-5000. Our web site is located at www.lante.com. The information on our web site is not a part of this prospectus.

Recent Developments

	Three Month Period Ended December 31,		Year Ended December 31,	
	1998	1999	1998	1999
	(amounts in thousands) (unaudited)			
Revenues	$4,242	$11,621	$15,369	$32,964
Cost of providing professional services	1,831	6,214	7,001	17,477
Income (loss) from operations	496	(2,397)	1,565	(3,511)
Net income (loss)	504	(2,218)	1,556	(2,401)

Revenues increased $7.4 million, or 174.0%, for the three-month period ended December 31, 1999, as compared to the same period in 1998. This increase in revenues reflects an increase in the average size of our engagements and the completion of our engagement with ZixIt Corporation in the three-month period ended December 31, 1999. Our revenues less costs of providing professional services, stated as a percentage of revenues, decreased to 46.5% for the three-month period ended December 31, 1999 from 56.8% for the same period in 1998. This decrease is attributable to an increased use of subcontractors in 1999 and the completion of engagements in 1998 that had better than expected margins for that period. Loss from operations reflects a $10.3 million, or 274.2%, increase in operating expenses for the three-month period ended December 31, 1999, as compared to the same period in 1998. This increase is attributable to the hiring of additional billable professionals, increases in selling, general and administrative expenses and a $.4 million charge related to the amortization of deferred compensation expense. Net loss for the three-month period ended December 31, 1999 reflects a $3.4 million charge related to a one-time contribution we made to the Lante Foundation and a $3.6 million net benefit related to the exchange of options with ZixIt Corporation upon the completion of that engagement.

The Offering

Common stock offered by Lante	3,100,000 shares
Common stock to be outstanding after this offering	37,589,947 shares or 38,054,947 shares if the underwriters exercise their over-allotment option in full. These shares do not include an aggregate of 13,478,702 additional shares reserved as of January 25, 2000 for issuance (1) pursuant to our 1998 stock option plan and our stock purchase plan and (2) upon exercise of outstanding warrants.
Use of proceeds	For general corporate purposes, including working capital and capital improvements.
Nasdaq National Market symbol	LNTE
Risk factors	See "Risk Factors" beginning on page 5 for a discussion of factors you should carefully consider before deciding to buy our common stock.

Lante and Lante Corporation are trademarks or service marks and in some jurisdictions, including the United States, are registered trademarks or service marks of Lante. Other trademarks appearing in this prospectus are the property of their respective owners.

Summary Financial Information

The following table presents our summary consolidated financial information and has been derived from our audited consolidated financial statements for the three-year period ended December 31, 1998, from our audited consolidated interim financial statements for the nine-month period ended September 30, 1999 and from our unaudited interim financial statements for the nine-month period ended September 30, 1998, all of which are included in this prospectus. Pro forma net income (loss) reflects an adjustment to show assumed federal and state income taxes based on statutory (federal and state) tax rates for the periods presented, during which we were treated as an S-corporation for income tax purposes. The pro forma consolidated balance sheet data give effect to the conversion of all of our preferred stock into our common stock. The subsequent transaction balance sheet data give further effect to the common stock issuances to Dell Computer Corporation, some of our preferred and common stockholders and key management in December 1999 and January 2000. The as adjusted consolidated balance sheet data give further effect to our issuance and sale of 3,100,000 shares of common stock in this offering and our receipt of the net proceeds from the sale of these shares after deducting underwriting discounts and commissions and estimated offering expenses payable by us. You should read the following summary financial information along with "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes, each of which is included in this prospectus.

	Year ended December 31,			Nine months ended September 30,	
	1996	1997	1998	1998	1999
	(In thousands, except per share data)				
Statement of operations data:					
Revenues	$ 8,640	$11,134	$15,369	$11,128	$21,343
Operating expenses:					
Professional services	4,381	6,175	7,001	5,170	11,263
Selling, general and administrative	4,019	4,722	6,803	4,893	10,711
Amortization of deferred compensation	—	—	—	—	484
Total operating expenses	8,400	10,897	13,804	10,063	22,458
Income (loss) from operations	240	237	1,565	1,065	(1,115)
Other income (expense), net	(19)	(20)	(1)	(12)	353
Income (loss) before income taxes	221	217	1,564	1,053	(762)
Income tax (provision) benefit	(1)	(4)	(8)	(5)	549
Net income (loss)	$ 220	$ 213	$ 1,556	$ 1,048	$ (213)
Net income (loss) available to common stockholders(1)	$ 220	$ 213	$ 1,556	$ 1,048	$ (734)
Net income (loss) per share, basic and diluted	$ 0.01	$ 0.01	$ 0.08	$ 0.05	$ (0.03)
Pro forma net income (loss) available to common stockholders	$ 157	$ 153	$ 881	$ 571	$ (1,263)
Pro forma net income (loss) per share, basic and diluted	$ 0.01	$ 0.01	$ 0.04	$ 0.03	$ (0.06)
Weighted average number of shares outstanding, basic and diluted	20,250	20,167	20,607	20,384	22,113

	September 30, 1999			
	Actual	Pro forma	Subsequent transaction	As adjusted
	(In thousands)			
Balance sheet data:				
Cash and cash equivalents	$13,206	$13,206	$29,818	$59,531
Working capital	14,038	14,038	30,650	60,363
Total assets	27,270	27,270	43,882	73,595
Long-term debt and redeemable preferred stock, net of current portion	27,339	2,005	2,005	2,005
Total stockholders' (deficit) equity	(7,594)	17,740	34,352	64,065

(1) Net loss available to common stockholders for the nine-month period ended September 30, 1999 gives effect to $521 of dividends and accretion related to our Series A convertible preferred stock.

RISK FACTORS

This offering involves a high degree of risk. We have attempted to identify all of the material risks that we believe exist. You should carefully consider the following risks, as well as all of the other information contained in this prospectus, before purchasing any of our common stock. Any of the following risks could materially adversely affect our business, financial condition and operating results. If this occurs, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Relating to Our Business

We expect to report an operating loss in 1999 and 2000 and may not achieve or sustain future profitability

Although Lante was incorporated in 1984, our business strategy has been constantly evolving and, since 1996, we have primarily focused on competing in the Internet services market. In 1999, we expect to report an operating loss, and we anticipate incurring losses in 2000 as well. As we strive to grow our business, we expect to spend significant funds for general corporate purposes, including working capital, marketing, recruiting and hiring additional personnel, upgrading our infrastructure, including internal information systems, and expanding into new geographical markets. To the extent that our revenues do not increase as quickly as these costs and expenditures, our results of operations and liquidity could be materially and adversely affected. In particular, we expect that our plans for increases in expenses and capital expenditures over the next year to support our expected growth will adversely affect our operating results. We may not sustain our historical revenue growth rates. If we experience slower revenue growth than expected or if our operating expenses exceed our expectations, we may not achieve profitability. If we achieve profitability in the future, we may not sustain it.

If we lose a major client or complete an engagement for a major client, our revenues could decline and our operating results could be adversely affected to the extent we are unable to quickly redeploy our billable professionals

Since we began shifting our focus to Internet based businesses in 1996, our client base has been concentrated among, and our revenues have depended upon, a few companies. For example, ZixIt Corporation and Microsoft Corporation accounted for 37% and 16% of our revenues, respectively, for the nine-month period ended September 30, 1999, and our five largest clients accounted for 69% of our revenues during this period. These clients also utilized a significant portion of our resources during this period. To the extent that any significant client uses less of our services or terminates its relationship with us, our revenues in the relevant fiscal period could substantially decline and our operating results could be adversely affected to the extent we are unable to quickly redeploy our billable professionals to other client engagements. We expect a relatively high level of client concentration to continue, but not necessarily involve the same clients from period to period. For example, we completed our engagement with ZixIt in the three-month period ended December 31, 1999, and we do not anticipate material revenues from ZixIt in the near future.

The loss of executive management personnel or regional managing directors may harm our ability to obtain and retain client engagements, maintain a cohesive culture and compete effectively

We believe that our success will depend on the continued employment of our executive management personnel and regional managing directors because personal relationships are critical to obtaining and retaining client engagements and maintaining a cohesive culture. If one or more members of our executive management personnel or any of our regional managing directors were unable or unwilling to continue in their present positions, these persons would be very difficult to replace. In addition, if any of these key employees joined a competitor or formed a competing company, some of our clients might choose to use the services of that competitor or new company instead of our own. Furthermore, clients or other companies seeking management talent may hire away some of our executive management personnel or regional managing directors. This would not only result in the loss of key employees, but could also result in the loss of client relationships or new

business opportunities and impede our ability to implement our business strategy. Many of our key employees have entered into agreements with us that contain covenants not to solicit business from our clients for periods of up to two years following termination. To date, we have not sought judicial enforcement of these restrictive covenants. The enforceability of restrictive covenants of these types is difficult to predict because a court would have the authority to consider a variety of equitable factors. If a court were to view the scope or duration of the restrictive covenants as excessive, the covenants may not be enforceable as written or at all.

The loss of our professionals, or inability to hire new qualified professionals, could hinder our ability to grow and serve our clients

The Internet services market is labor intensive. Currently, companies in our industry and similar industries face a shortage of qualified personnel, and we do not foresee any improvement in this situation. We compete intensively with other companies to hire and retain qualified labor from the available pool of talent. We may not be successful in hiring and retaining qualified personnel. If we cannot hire, train and retain qualified personnel or if a significant number of our current employees depart, we may be unable to complete or retain existing engagements or bid for new engagements of similar scope and revenues.

Our business may be harmed if we fail to accurately estimate the cost, scope or duration of an engagement or fail to communicate changes to these specifications to our clients

Approximately 70% of our revenues were derived from fixed-fee engagements during the nine-month period ended September 30, 1999. Because of the complexity of many of our client engagements, accurately estimating the cost, scope and duration of a particular engagement can be a difficult task. If we fail to accurately estimate the cost, scope or duration of one or more engagements, we could be forced to devote additional resources to these engagements for which we will not receive additional compensation. To the extent that an expenditure of additional resources is required on an engagement, this could reduce the profitability of, or result in a loss on, the engagement. In the past, we have, on occasion, engaged in significant negotiations with clients regarding changes to the cost, scope or duration of specific engagements. To the extent we do not sufficiently communicate to our clients, or our clients fail to adequately appreciate, the nature and extent of any of these types of changes to an engagement, our reputation may be harmed and we may suffer losses on an engagement.

Our revenues are difficult to predict because they are derived from project-based client engagements

We primarily derive our revenues from project-based client engagements, which vary in size and scope. As a result, our revenues are difficult to predict from period to period, as any client that accounts for a significant portion of our revenues in a given period may not generate a similar amount of revenues, if any, in subsequent periods. After completion of an engagement, a client may not retain us in the future. For example, we completed our engagement with ZixIt in the three-month period ended December 31, 1999, and we do not anticipate material revenues from ZixIt in the near future. In addition, because several of our client engagements involve sequential stages, each of which represents a separate contractual commitment, there is a risk that a client may choose not to retain us for additional stages of an engagement. Furthermore, our existing clients can generally reduce the scope of an engagement or cancel their use of our services without penalty and with little or no notice. If clients terminate existing engagements or if we are unable to enter into new engagements, our revenues in the relevant fiscal period could substantially decline and we may underutilize existing resources that we cannot quickly redeploy to other client engagements.

Our quarterly financial results are subject to significant fluctuations due to many factors, any of which could adversely affect our stock price

Our revenues and operating results may vary significantly from quarter to quarter. It is possible that in some future periods our operating results may fall below the expectations of public market analysts and investors. Any decline in revenues or earnings or a greater than expected loss for any quarter could cause the

market price of our common stock to decline. The factors, some of which are outside our control, which may cause our financial results to vary from quarter to quarter include:

- the number, size and scope of our client engagements;
- unanticipated delays, deferrals or cancellations of major client engagements;
- unanticipated changes in the scope of major client engagements;
- the efficiency with which we utilize our billable professionals, plan and manage our existing and new client engagements and manage future growth;
- the extent to which we use subcontractors or hire new billable professionals whom we may not be able to immediately utilize on client engagements;
- variability in market demand for Internet services;
- our ability to attract qualified professionals in a timely and effective manner;
- our ability to complete fixed-fee engagements on budget;
- changes in pricing policies by us or our competitors; and
- general economic conditions.

In addition, because a percentage of our expenses, particularly labor costs, are fixed in amount, these factors may cause our operating income and operating margins to vary significantly from quarter to quarter. Due to these factors, we believe that quarter-to-quarter comparisons of our operating results may not be meaningful. Therefore, you should not rely on quarter-to-quarter comparisons of our operating results as an indication of our future performance.

If we are unable to manage our growth, it will adversely affect our business, the quality of our solutions and our ability to retain key personnel

Although we have grown rapidly in recent years, we may not be able to continue to grow at a similar pace or manage our growth. Our growth has placed significant demands on our management and other resources and will continue to do so in the future. Our revenues increased 91.8% for the nine-month period ended September 30, 1999 compared to the same period in 1998. Our number of employees increased from 94 on January 1, 1997 to 344 on December 31, 1999. Managing our growth effectively will involve:

- accurately estimating time and resources for engagements;
- improving our business development capabilities;
- continuing to retain, motivate and manage our existing employees and attract and integrate new employees;
- maintaining the quality of our solutions;
- maintaining acceptable utilization rates for our billable professionals;
- opening and staffing offices in new geographic areas; and
- developing and improving our operational, financial, accounting and other internal systems and controls on a timely basis.

If we are unable to manage our growth effectively, it could have a material adverse effect on our ability to achieve or maintain profitability, the quality of the solutions we provide and our ability to retain key personnel.

Our executive management team has limited experience working together, which may make it difficult to conduct and grow our business

Our president and chief executive officer has only been employed by us since June 30, 1999 and our chief financial officer and chief technology officer have only been employed by us since October 29, 1999. Therefore, there has been little or no opportunity to evaluate the effectiveness of our executive management team as a combined unit. The failure of executive management to function effectively as a team may have an adverse effect on our ability to obtain and execute client engagements, maintain a cohesive culture and compete effectively.

Intense competition in the Internet services market could impair our ability to grow and achieve profitability

We may not be able to compete effectively with current or future competitors. The Internet services market is relatively new and highly competitive. We expect competition to further intensify as this market rapidly evolves. Some of our competitors have longer operating histories, larger client bases, longer relationships with their clients, greater brand or name recognition and significantly greater financial, technical and marketing resources than we do. As a result, our competitors may be in a stronger position to respond more quickly to new or emerging technologies and changes in client requirements and to devote greater resources than we can to the development, promotion and sale of their services. Competitors could lower their prices, potentially forcing us to lower our prices and suffer reduced operating margins. We face competition from the following companies:

- Internet services firms, including Scient Corporation, Viant Corporation, Razorfish, Inc., Proxicom Inc., Sapient Corporation and USWeb;
- technology consulting firms and integrators, including Andersen Consulting, the major accounting firms, Diamond Technology Partners, Inc., EDS and IBM;
- strategy consulting firms, including Bain & Company, Booz Allen & Hamilton Inc., The Boston Consulting Group, Inc. and McKinsey & Company; and
- in-house information technology, marketing and design service departments of our current and potential clients.

In addition, there are relatively low barriers to entry into the Internet services market. We do not own any patented technology that would stop competitors from entering this market and providing services similar to ours. As a result, the emergence of new competitors may pose a threat to our business. Existing or future competitors may develop and offer services that are superior to, or have greater market acceptance than, ours, which could significantly decrease our revenues and the value of your investment.

We may need additional capital in the future, which may not be available to us; the raising of additional capital would dilute your ownership in Lante

In the future, we may need to raise additional funds, either through public or private debt or equity financing, to take advantage of expansion or acquisition opportunities, develop new solutions or compete effectively in the marketplace. Any additional capital raised through the sale of equity or equity-linked securities would dilute your ownership percentage in us. These securities could also have rights, preferences or privileges senior to those of your common stock. Furthermore, we may not be able to obtain additional financing when needed or on terms favorable to us or our stockholders. If additional financing is not available on favorable terms or at all, this may adversely affect our ability to develop or enhance our services, take advantage of business opportunities or respond to competitive pressures.

Our business may suffer if growth in Internet usage does not continue to increase

If the usage and volume of commercial transactions on the Internet does not continue to increase, demand for our services may decrease and our business and results of operations could materially suffer. The future of our business depends upon continued growth in Internet usage by our clients, prospective clients and their customers and suppliers. Growth in Internet usage has caused capacity constraints which may potentially impede further growth if left unresolved. Factors which may affect Internet usage or e-commerce adoption include:

- actual or perceived lack of security of information;

- congestion of Internet traffic or other usage delays;
- inconsistent quality of service;
- increases in Internet access costs;
- increases in government regulation;
- uncertainty regarding intellectual property ownership;
- reluctance to adopt new business methods;
- costs associated with the obsolescence of existing infrastructure; and
- economic viability of e-commerce models.

It is possible that other parties may assert that we have infringed on their intellectual property rights or that our employees have misappropriated their proprietary information, which could result in substantial costs and diversion of management's attention

It is possible that other parties may assert infringement claims against us in the future or claim that we have violated their intellectual property rights. While we know of no basis for any claims of this type, authorship of intellectual property rights can be difficult to verify. Competitors could assert, for example, that former employees of theirs whom we have hired have misappropriated their proprietary information for our benefit. Regardless of the merits, infringement or misappropriation claims by third parties could be time consuming and costly to defend, divert our attention and resources or require us to make changes to our technologies.

Our business may suffer if we have disputes over our right to reuse intellectual property developed for specific clients

Part of our business involves the development of software applications for discrete client engagements. Ownership of client-specific software is generally retained by the client, although we typically retain the right to reuse some of the applications, processes and other intellectual property developed in connection with client engagements. Issues relating to the rights to intellectual property can be complicated, and disputes may arise that could adversely affect our ability to reuse these applications, processes and other intellectual property. These disputes could damage our relationships with our clients and our business reputation, divert our management's attention and have a material adverse effect on our ability to grow our business.

Our business could be adversely affected by year 2000 issues

There are year 2000 risks due to the potential of system or related processing failures as computer-controlled systems may not be able to recognize date-related data arising from the use of two digits rather than four digits to define the applicable year. The year 2000 problem is not limited to information technology systems, but may also impact computer technology embedded in other systems, including those that control elevators, alarm systems and many other devices.

As of the date of this prospectus, our systems have functioned properly with respect to dates starting in the year 2000 and, to date, our clients have not informed us of any year 2000 problems associated with the solutions we developed for them. However, year 2000 problems may still affect us or our clients. If we or our clients experience year 2000 problems, we may incur material financial losses, liability to our clients or damage to our reputation.

Our current services may become obsolete and unmarketable if we are not able to keep pace with the latest technological changes and client preferences

Our business and the Internet services market are characterized by rapid technological change. We must respond successfully on a timely and cost-effective basis to changes in technology, industry standards and client preferences to remain competitive and serve our clients effectively. We may experience technical or other difficulties that prevent or delay our development or introduction of solutions that address changes in technology, industry standards and client preferences. These difficulties could cause our current services to become obsolete and unmarketable.

If we are unable to maintain our reputation and expand our name recognition, we may have difficulty attracting new business and retaining current clients and employees, and our business may suffer

We believe that establishing and maintaining a good reputation and name recognition are critical for attracting and retaining clients and employees. We also believe that the importance of reputation and name recognition is increasing and will continue to increase due to the growing number of providers of Internet services. If our reputation is damaged or if potential clients are not familiar with us or the solutions we provide, we may be unable to attract new, or retain existing, clients and employees. Promotion and enhancement of our name will depend largely on our success in continuing to provide effective solutions. If clients do not perceive our solutions to be effective or of high quality, our brand name and reputation will suffer. In addition, if solutions we provide have defects, critical business functions of our clients may fail, and we could suffer adverse publicity as well as economic liability.

Increasing government regulation could adversely affect our business

Due to the increasing popularity of the Internet, various laws or regulations relating to the Internet may be adopted. An increase in federal, state or foreign legislation or regulation of e-commerce could hinder the Internet's growth and could decrease its usage as a commercial marketplace. If this decline occurs, existing and prospective clients may decide not to use our solutions. In addition, a number of legislative proposals have been made at the federal, state and local levels and by foreign governments that could impose taxes on online commerce. The three-year moratorium preventing state and local governments from taxing Internet access, taxing electronic commerce in multiple states and discriminating against electronic commerce is scheduled to expire on October 21, 2001. If the moratorium ends, state and local governments could impose these types of taxes or discriminate against electronic commerce. In addition, existing state and local laws that tax Internet related measures were expressly excluded from this moratorium. These regulations, and other attempts at regulating commerce over the Internet, could impair the viability of e-commerce and the growth of our business.

Potential acquisitions may result in increased expenses, difficulties in integrating target companies and diversion of management's attention

We may attempt to expand our solutions and service offerings and gain access to new markets through strategic acquisitions and investments. We may encounter the following risks in implementing this strategy:

- diversion of management's attention during the acquisition and integration process;
- costs, delays and difficulties of integrating the acquired company's operations, technologies and personnel into our existing operations, organization and culture;
- adverse impact on earnings of amortizing the acquired company's intangible assets, which could be significant in light of the high valuations of many Internet and other information technology services companies;
- issuances of equity securities which may be dilutive to existing stockholders to pay for acquisitions;
- impact on our financial condition due to the timing of the acquisition or our failure to meet operating expectations for acquired businesses; and

- expenses of any undisclosed or potential legal liabilities of the acquired company, including intellectual property, employment and warranty and product liability-related problems.

If realized, any of these risks could have a material adverse effect on our business, financial condition and results of operations.

We may encounter problems with any potential international operations

We have no experience in promoting and selling our solutions within foreign countries or in integrating international operations into our company. As we begin pursuing international opportunities, including acquisitions, we will face a number of potential difficulties, including cultural differences, currency exchange risks, the underdevelopment of an Internet infrastructure in some international markets and different government regulatory schemes. Additionally, we will need to devote significant managerial and financial resources to locate and retain qualified personnel for international operations, as well as to obtain the necessary technical and strategic support for international expansion. As a result, we may not be able to successfully promote our services or perform client engagements in international markets. If we fail to expand our operations internationally in a timely and effective manner, it may hinder our growth and ability to compete effectively and could harm our business reputation.

Risks Relating to this Offering

If the market price of our common stock fluctuates significantly, you may not be able to sell our shares at or above the initial public offering price and, therefore, you may suffer a loss on your investments

The initial public offering price will be determined through negotiations between representatives of the underwriters and us and may not be representative of the price of our common stock after this offering. The market price of our common stock could fluctuate significantly after this offering in response to any of the following:

- changes in financial estimates or investment recommendations by securities analysts following our business;
- quarterly variations in our operating results falling below analysts' or investors' expectations in any given period;
- general economic and information technology services market conditions;
- changes in economic and capital market conditions for Internet and other information technology services companies;
- changes in market valuations of, or earnings and other announcements by, providers of Internet and other information technology services;
- announcements by us or our competitors of new solutions, service offerings, acquisitions or strategic relationships;
- changes in business or regulatory conditions; and
- trading volume of our common stock.

Many companies' equity securities, including equity securities of Internet and other technology companies, have experienced extreme price and volume fluctuations in recent years. Often, these fluctuations are unrelated to the companies' operating performance. Elevated levels in market prices for securities, often reached following these companies' initial public offerings, may not be sustainable and may not bear any relationship to operating performances. Our common stock may not trade at the same levels as other Internet stocks, and Internet stocks in general may not sustain their current market prices. In the past, following periods of market volatility, stockholders have instituted securities class action litigation. If we were involved in securities litigation, it could have a substantial cost and divert resources and the attention of executive management from our business.

Because an active trading market for our common stock may not develop after this offering, it may be difficult for you to sell your shares

There is currently no public market for our common stock. Accordingly, an active public trading market may not develop or be sustained after this offering. If an active and liquid trading market does not develop, you may have difficulty selling your shares.

The sale or availability for sale of substantial amounts of our shares could cause our stock price to decline

Sales of a substantial number of shares of our common stock after this offering, or the public perception that these sales may occur, could cause the market price of our common stock to decline and could materially impair our ability to raise capital through the sale of additional equity securities. Immediately after this offering, 37,589,947 shares of common stock will be outstanding, or 38,054,947 shares if the underwriters fully exercise their over-allotment option. All of the 3,100,000 shares sold in this offering will be freely transferable without restriction or further registration under the Securities Act, except for any shares purchased by our ‘‘affiliates,’’ as defined in Rule 144 promulgated under the Securities Act. After this offering, our affiliates will own 30,921,779 shares in the aggregate. The 34,489,947 shares of common stock outstanding prior to this offering are ‘‘restricted securities’’ as defined in Rule 144. These shares may be sold in the future without registration only as permitted by Rule 144 or Rule 701 under the Securities Act or another exemption from registration.

In connection with this offering, we, our executive officers and directors and all of our existing stockholders have agreed, with limited exceptions, not to sell any shares of common stock for 180 days after this offering without the consent of Credit Suisse First Boston Corporation. However, these shares may be released from these restrictions by Credit Suisse First Boston Corporation at any time. The effect that sales in the public market of shares held by principal stockholders or other stockholders or the potential availability for future sale of these shares will have on our common stock’s market price is unpredictable.

We have entered into an agreement with a number of our stockholders that provide these stockholders with the right to compel us to register their shares for sale. These registration rights apply to approximately 29,736,324 shares and will also apply to any shares owned by these stockholders in the future. We have also entered into an agreement with Rudy Puryear, our chief executive officer, providing him with resale registration rights on Form S-8 for 2,400,000 shares. Registration of these shares would permit a sale without regard to the restrictions of Rule 144.

The net proceeds of this offering may be allocated in ways with which our stockholders may disagree

Management will have significant flexibility in applying the net proceeds of this offering and the net proceeds from our issuance of 1.0 million shares of our common stock to Dell. Management need not specifically allocate these proceeds to any investment or transaction. You will have to rely on the judgment of our management and may disagree with their decisions as to the application of these proceeds.

Investors in this offering will experience immediate and substantial dilution

If you purchase common stock in this offering, you will pay more for your shares than existing stockholders paid for their shares. Accordingly, you will experience immediate and substantial dilution of approximately $9.27 per share, representing the difference between our book value per share after giving effect to this offering and the initial public offering price. In addition, further dilution may occur to the extent that shares of our common stock are issued upon the exercise of existing stock options or under our stock purchase plan. All of the shares issuable upon the exercise of currently outstanding stock options will be issued at a lesser purchase price than the initial public offering price per share. We also expect to offer stock options to employees, customers and suppliers in the future. These issuances will cause further dilution to investors.

Provisions of our charter and bylaws and Delaware law could deter takeover attempts that may offer you a premium, which could adversely affect our stock price

Provisions of our certificate of incorporation, our bylaws and Delaware law make acquiring control of us without the support of our board of directors difficult for a third party, even if the change of control would be beneficial to you. The existence of these provisions may deprive you of an opportunity to sell your shares at a premium over prevailing prices. The potential inability of our stockholders to obtain a control premium could adversely affect the market price for our common stock. For example, our certificate of incorporation provides that the board of directors will be divided into three classes as nearly equal in size as possible with staggered three-year terms. This classification of the board of directors has the effect of making it more difficult for stockholders to change the composition of the board of directors. In addition, our certificate of incorporation authorizes our board of directors to issue up to 10,000,000 shares of ''blank check'' preferred stock. This means that, without stockholder approval, the board of directors has the authority to attach special rights to this preferred stock, including voting and dividend rights. With these rights, preferred stockholders could make it more difficult for a third party to acquire our company. A special meeting of stockholders may only be called by a majority of the board of directors or by our president, chief executive officer or chairman. In addition, a stockholder proposal for an annual meeting must be received within a specified period of time to be placed on the agenda. Because stockholders do not have the ability to require the calling of a special meeting of stockholders and are subject to timing requirements in submitting stockholder proposals for consideration at an annual meeting, any third-party takeover not supported by the board of directors would be subject to significant delays and difficulties.

Absence of dividends could reduce our attractiveness to investors

Some investors favor companies that pay dividends. We anticipate that for the foreseeable future we will follow a policy of not declaring dividends on common stock and instead retaining earnings, if any, for use in our business. If we do not pay dividends, your return on an investment in our common stock likely will depend on your ability to sell our stock at a profit.

Our affiliates can control matters requiring stockholder approval because they own a large percentage of our common stock, and they may vote this common stock in a way with which you do not agree

After this offering, our affiliates will own approximately 82.3% of the outstanding shares of our stock. As a result, if these persons act together, they will have the ability to exercise substantial control over our affairs and corporate actions requiring stockholder approval, including the election of directors, a sale of substantially all our assets, a merger with another entity or an amendment to our certificate of incorporation. The ownership position of these stockholders could delay, deter or prevent a change in control and could adversely affect the price that investors might be willing to pay in the future for shares of our common stock.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements that reflect our current expectations and projections about our future results, performance, prospects and opportunities. We have tried to identify these forward-looking statements by using words such as ‘‘may,’’ ‘‘will,’’ ‘‘expect,’’ ‘‘anticipate,’’ ‘‘believe,’’ ‘‘intend,’’ ‘‘estimate,’’ ‘‘continue’’ and similar expressions. These forward-looking statements are based on information currently available to us and are subject to a number of risks, uncertainties and other factors that could cause our actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and other factors include:

- our ability to hire and retain executive management, regional managing directors and other qualified personnel;
- the intense competition within the Internet professional services market;
- future regulations that may affect our business or the Internet generally; and
- other factors set forth under ‘‘Risk Factors’’ in this prospectus.

You should not place undue reliance on any forward-looking statements. Except as otherwise required by federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason after the date of this prospectus.

CAUTIONARY NOTE REGARDING STATISTICAL DATA

This prospectus contains statistical data regarding, among other things, the past and projected growth of the worldwide e-commerce market and the market for Internet services. We have taken this data from information published by sources specializing in research of the relevant subject matter. However, this data is by its nature imprecise, and we caution you not to unduly rely on it.

USE OF PROCEEDS

We estimate that our net proceeds from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $29.7 million, or $34.5 million if the underwriters exercise their over-allotment option in full.

The primary purposes of this offering are to obtain additional equity capital, create a public market for our common stock and facilitate future access to public markets. We expect to use the net proceeds for general corporate purposes, including working capital and capital improvements. For example, we expect capital expenditures through December 31, 2000 will be between $5.0 million and $10.0 million. We may also use a portion of the net proceeds for the acquisition of businesses that are complementary to ours. We have no current loans, agreements or commitments and are not currently engaged in any negotiations with respect to any transaction. Pending these uses, we will invest the net proceeds of this offering in investment grade, interest-bearing securities.

DIVIDEND POLICY

Prior to June 17, 1999, we were an S-corporation and paid out dividends to compensate stockholders for their estimated tax liabilities. These dividends totaled approximately $59,000, $20,000 and $582,000 for 1997, 1998 and 1999, respectively. In addition, on June 15, 1999, we declared a dividend in conjunction with our conversion to a C-corporation consisting of, in the aggregate, an undivided interest in approximately $2.5 million of our accounts receivable and $1.5 million in cash.

We plan to retain all future earnings to finance the development and growth of our business. Therefore, we do not currently anticipate paying any further cash dividends on our common stock in the foreseeable future. Any future determination as to the payment of dividends will be at our board of directors' discretion and will depend on our results of operations, financial condition, capital requirements and other factors our board of directors considers relevant.

CAPITALIZATION

The table below shows our capitalization as of September 30, 1999. The ''Pro forma'' column gives effect to the conversion of all of our preferred stock into our common stock. The ''Subsequent transaction'' column gives further effect to the common stock issuances to Dell Computer Corporation, some of our preferred and common stockholders and key management in December 1999 and January 2000. The ''As adjusted'' column gives further effect to our issuance and sale of 3,100,000 shares of common stock in this offering at an assumed initial public offering price of $11.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	September 30, 1999			
	Actual	Pro forma	Subsequent transaction	As adjusted
	(In thousands, except share numbers)			
Cash and cash equivalents	$13,206	$13,206	$29,818	$59,531
Current maturities of long-term debt	$ 1,002	$ 1,002	$ 1,002	$ 1,002
Long-term debt, less current maturities	$ 2,005	$ 2,005	$ 2,005	$ 2,005
Redeemable convertible preferred stock:				
Series A convertible preferred stock, $.01 par value, 4,243,290 shares authorized, 3,536,069 shares issued and outstanding, actual (no shares issued and outstanding, pro forma, subsequent transaction or as adjusted)	25,334	—	—	—
Stockholders' equity:				
Common stock, $.01 par value, 50,000,000 shares authorized, 25,022,724 shares issued and outstanding, actual (150,000,000 shares authorized, 32,094,862 shares issued and outstanding, pro forma; 33,605,048 shares issued and outstanding, subsequent transaction; 36,705,048 shares issued and outstanding, as adjusted)	250	321	336	367
Additional paid-in-capital	5,263	30,526	47,123	76,805
Retained deficit	(7,237)	(7,237)	(7,237)	(7,237)
Deferred compensation	(2,599)	(2,599)	(2,599)	(2,599)
Note receivable—stockholder	(3,271)	(3,271)	(3,271)	(3,271)
Total stockholders' (deficit) equity	(7,594)	17,740	34,352	64,065
Total capitalization	$19,745	$19,745	$36,357	$66,070

DILUTION

Our pro forma net tangible book value as of September 30, 1999 would have been approximately $18.1 million, or $0.56 per share. Pro forma net tangible book value per share represents the amount of pro forma stockholders' equity, less intangible assets, divided by the pro forma number of shares of common stock outstanding as of September 30, 1999, which gives effect to the conversion of the Series A convertible preferred stock and the assumed exercise of 504,756 options and warrants, which were vested as of November 30, 1999. Our subsequent transaction net tangible book value as of September 30, 1999 would have been $34.7 million, or $1.02 per share, after giving further effect to the sale of shares of common stock to Dell Computer Corporation, some of our preferred and common stockholders and key management in December 1999 and January 2000. Our as adjusted pro forma net tangible book value as of September 30, 1999 would have been $64.4 million, or $1.73 per share, after giving further effect to the sale of 3,100,000 shares of common stock offered by us at an initial public offering price of $11.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

This represents an immediate increase in pro forma net tangible book value of $0.71 per share to existing stockholders and purchasers in the December common stock issuance and an immediate dilution in pro forma net tangible book value of $9.27 per share to investors purchasing common stock in this offering, as illustrated in the following table:

Assumed initial public offering price per share		$11.00
Pro forma net tangible book value per share before this offering	$0.56	
Increase per share attributable to December common stock issuance	0.46	
Subsequent transaction net tangible book value before this offering	1.02	
Increase per share attributable to new investors	0.71	
As adjusted pro forma net tangible book value per share after this offering		1.73
Dilution per share to new investors		$ 9.27

The table below summarizes on a pro forma basis as of September 30, 1999 the differences between the existing stockholders, including the effect of the conversion of the Series A convertible preferred stock; the December common stock issuance; and the new investors purchasing common stock in this offering with respect to the total number of shares purchased from us, the total consideration paid and the average price per share paid, based upon an initial public offering price of $11.00 per share.

	Shares purchased		Total consideration		Average price paid per share
	Number	Percent	Amount	Percent	
Existing stockholders	32,094,862	86.3%	$32,299,684	38.7%	$ 1.01
Exercise of options and warrants	504,756	1.3	472,997	0.6	0.94
December common stock investors	1,510,186	4.1	16,612,046	19.9	11.00
New investors	3,100,000	8.3	34,100,000	40.8	11.00
Total	37,209,804	100.0%	$83,484,727	100.0%	

If the underwriters exercise their over-allotment option in full, the as adjusted pro forma net tangible book value per share of common stock as of September 30, 1999 would have been $1.84 per share, which would result in total dilution to the new investors of $9.16 per share, and the number of shares held by the new investors will increase to 3,565,000 or 9.6% of the total number of shares to be outstanding after this offering.

The foregoing tables assume no exercise of any non-vested outstanding stock options to purchase common stock. As of September 30, 1999, there were outstanding options and warrants to purchase an aggregate of 3,555,300 shares of common stock, net of the 304,756 vested options and 200,000 warrants which were assumed to be exercised above, at a weighted average exercise price of $0.60 per share under our stock option plan and upon exercise of an outstanding warrant. If all of these options and warrants had been exercised on September 30, 1999 and the December common stock issuance had occurred on September 30, 1999, our pro forma net tangible book value would have been approximately $36.8 million or $0.98 per share. On issuance of common stock from this offering, our as adjusted pro forma net tangible book value on September 30, 1999 would have been approximately $66.6 million, or $1.63 per share, the increase in pro forma net tangible book value attributable to new investors would have been $0.65 per share and the dilution in pro forma net tangible book value to new investors would have been $9.37 per share. This does not give effect to the issuance of 885,774 shares of common stock between September 30, 1999 and January 25, 2000 or options and warrants to purchase an aggregate of approximately 2,548,000 shares of common stock issued after September 30, 1999 through December 31, 1999.

SELECTED CONSOLIDATED FINANCIAL DATA

You should read the following selected consolidated financial data along with ''Management's Discussion and Analysis of Financial Condition and Results of Operations'' and our consolidated financial statements and the related notes, each of which is included in this prospectus. We derived the consolidated statement of operations data for the three-year period ended December 31, 1998, the nine-month period ended September 30, 1999 and the consolidated balance sheet information as of December 31, 1997, 1998 and September 30, 1999 from our consolidated financial statements, which have been audited by PricewaterhouseCoopers LLP, independent accountants, and are included in this prospectus. We derived the consolidated balance sheet data as of December 31, 1996 from our audited financial statements, which are not included in this prospectus. We derived the statement of operations data for the two-year period ended December 31, 1994 and 1995 and the balance sheet data as of December 31, 1994 and 1995 from our unaudited financial statements, which are not included in this prospectus. We derived the statement of operations data for the nine-month period ended September 30, 1998 from our unaudited financial statements, which are included in this prospectus. In the opinion of our management, the unaudited financial information includes all adjustments, consisting of only normal recurring adjustments, considered necessary for a fair presentation of such information. Our results of operations for the nine-month period ended September 30, 1999 are not necessarily indicative of the results that we may achieve for the entire year. Pro forma net income (loss) reflects an adjustment to show assumed federal and state income taxes based on statutory (federal and state) tax rates for the periods presented, during which we were treated as an S-corporation for income tax purposes.

	Year ended December 31,					Nine months ended September 30,	
	1994	1995	1996	1997	1998	1998	1999
	(In thousands, except per share data)						
Statement of Operations Data:							
Revenues	$6,899	$7,423	$8,640	$11,134	$15,369	$11,128	$21,343
Operating expenses:							
Professional services	3,475	3,246	4,381	6,175	7,001	5,170	11,263
Selling, general and administrative	3,295	3,692	4,019	4,722	6,803	4,893	10,711
Amortization of deferred compensation	—	—	—	—	—	—	484
Total operating expenses	6,770	6,938	8,400	10,897	13,804	10,063	22,458
Income (loss) from operations	129	485	240	237	1,565	1,065	(1,115)
Other income (expense), net	35	(4)	(19)	(20)	(1)	(12)	353
Income (loss) before income taxes	164	481	221	217	1,564	1,053	(762)
Income tax (provision) benefit	(115)	(2)	(1)	(4)	(8)	(5)	549
Net income (loss)	$ 49	$ 479	$ 220	$ 213	$ 1,556	$ 1,048	$ (213)
Net income (loss) available to common stockholders(1)	$ 49	$ 479	$ 220	$ 213	$ 1,556	$ 1,048	$ (734)
Net income (loss) per share, basic and diluted	$ 0.00	$ 0.02	$ 0.01	$ 0.01	$ 0.08	$ 0.05	$ (0.03)
Pro forma net income (loss) available to common stockholders	$ 49	$ 355	$ 157	$ 153	$ 881	$ 571	$(1,263)
Pro forma net income per share, basic and diluted	$ 0.00	$ 0.02	$ 0.01	$ 0.01	$ 0.04	$ 0.03	$ (0.06)
Weighted average number of shares outstanding, basic and diluted	19,350	20,225	20,250	20,167	20,607	20,384	22,113

	December 31,					September 30, 1999
	1994	1995	1996	1997	1998	
Balance Sheet Data:						
Cash and cash equivalents	$1,037	$ 695	$ 824	$ 850	$3,377	$13,206
Working capital	845	981	1,097	544	4,880	14,038
Total assets	2,888	2,596	3,307	3,893	7,320	27,270
Long-term debt and redeemable preferred stock, net of current portion	1,030	800	800	350	2,660	27,339
Total stockholders' (deficit) equity	(23)	481	601	797	2,915	(7,594)

(1) Net loss available to common stockholders for the nine-month period ended September 30, 1999 gives effect to $521 of dividends and accretion related to our Series A convertible preferred stock.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion along with our consolidated financial statements and the related notes included in this prospectus. The following discussion contains forward-looking statements that involve potential risks and uncertainties, including those discussed under "Risk Factors." Our future results could differ materially from results discussed in, or implied by, these forward-looking statements.

Overview

We are an Internet services company that develops sophisticated technology-based solutions that are secure, reliable and scalable and integrated with multiple back-end systems. Our strategists, user experience experts and technologists work as a multi-disciplinary team to build these solutions. We integrate our competencies through an iterative development process with the client that is overseen by our delivery management specialists.

Since our inception in 1984, we have been innovators in applying emerging technologies to businesses, evolving from personal computer networks to database applications to distributed client-server architectures to the Internet. We began focusing on e-markets in late 1996. Since that time, our revenue mix has shifted from a client-server base to virtually 100% Internet services in 1999. We expect revenues from Internet services to continue to represent virtually all of our revenues for the foreseeable future.

Recently, we have spent considerable resources and taken major steps to prepare us for rapid growth, including:

- recruiting an experienced executive management team led by our new president and chief executive officer, Rudy Puryear;
- entering into a strategic relationship with Dell Computer Corporation that contemplates Dell providing us with at least $40.0 million of total revenues over a five-year period;
- hiring six additional managing directors and eight additional principals to further enhance our business development and delivery management efforts;
- realigning our organization around our core competencies—strategy, user experience, technology and delivery management; and
- making significant investments in our existing and new office space, internal systems and communication infrastructure necessary to support our growth.

We believe that our new management team will significantly enhance our ability to grow rapidly. To sustain our recent growth, we are focused on:

- effectively leveraging our existing and new strategic alliances;
- responding to intense competition;
- retaining, motivating and managing our existing employees;
- attracting additional qualified billable professionals, including regional managing directors and principals to further enhance our business development and delivery management efforts; and
- expanding our business by opening offices in new geographical markets.

Our revenues consist of fees generated for professional services. We provide services on a fixed-fee basis, including retainer arrangements, and a time-and-materials basis. For the nine-month period ended September 30, 1999, we derived approximately 70% of our revenues from fixed-fee engagements. We expect to continue to derive a majority of our revenues from fixed-fee engagements in the future.

Generally, at the inception of an engagement, we bill clients on a time-and-materials basis. Once we have completed our initial assessment of the client's goals, we typically seek to establish a fixed-fee engagement to the extent we believe we can adequately assess the time and expenses necessary for the engagement. To determine the proposed fixed fee for an engagement, we use an estimation process that takes into account the complexity of the engagement, the anticipated number and experience of billable professionals needed, associated billing rates and the estimated duration of the engagement. At the same time, we build into our fixed-fee engagements the ability to renegotiate the fee if the scope of the engagement changes. A member of our senior management team must approve each fixed-fee proposal.

For fixed-fee engagements, we recognize revenue using the percentage-of-completion method of accounting primarily based on our evaluation of actual costs incurred to date compared to total estimated costs. In the event billings exceed revenues recognized, deferred revenue is recorded as a liability. Conversely, if revenues recognized exceed billings, an unbilled receivable is recorded as an asset. Where appropriate, we make provisions for estimated losses on uncompleted contracts on a contract-by-contract basis and recognize these provisions in the period in which the losses are determined. For time-and-materials engagements, revenues are recognized when services are provided. We report revenues net of reimbursable expenses.

Revenues from a few large clients have historically constituted a significant portion of our total revenues in a particular quarter or year. For example, in 1998, our five largest clients represented 60% of our revenues. For the nine-month period ended September 30, 1999, our five largest clients represented 69% of our revenues. The following table identifies these clients and the percentage of revenues derived from each.

Year ended December 31, 1998		Nine months ended September 30, 1999	
Client	% of Revenues	Client	% of Revenues
Microsoft Corporation	21%	ZixIt Corporation	37%
IntraLinks, Inc.	12	Microsoft Corporation	16
Classified Ventures, Inc.	11	IntraLinks, Inc.	8
HD Vest, Inc.	9	Classified Ventures, Inc.	5
Saranac Software, Inc.	7	Hewlett-Packard Company	3

We expect a relatively high level of client concentration to continue, although not necessarily involving the same clients from period to period. For example, we completed our engagement with ZixIt in the three-month period ended December 31, 1999, and we do not anticipate material revenues from ZixIt in the near future. At the same time, we have entered into a strategic relationship with Dell Computer Corporation that contemplates Dell providing us with at least $40.0 million of total revenues over a five-year period. To the extent that any significant client uses less of our services or terminates its relationship with us, our revenues could decline substantially and our operating results could be adversely affected to the extent we are unable to quickly redeploy our billable professionals to other client engagements.

Costs of professional services consist of salaries, bonuses and benefits for our billable professionals, the cost of subcontractors and other engagement costs that are not reimbursed directly by the client. We expect that salaries for our billable professionals will increase over time due to the intense competition in our industry for qualified individuals. We use the term ''professional services margin'' to mean revenues less costs of professional services, stated as a percentage of revenues. Professional services margins are affected by our ability to utilize our billable professionals, to incorporate any wage increases of our professionals into our billing rates and to price and execute effectively our fixed-fee engagements. Professional services margins may be reduced in any given period to the extent that we use subcontractors or hire new billable professionals who we may not be able to utilize immediately on client engagements. We expect that our professional services margins will vary from quarter to quarter. Although the number of subcontractors used will vary from quarter to quarter, we anticipate that we will use fewer subcontractors in 2000 than we used in the nine-month period ended September 30, 1999.

Our number of employees increased from 94 on January 1, 1997 to 344 on December 31, 1999. We actively recruit billable professionals and support staff and expect our total number of employees to increase significantly in 2000.

Selling, general and administrative expenses consist primarily of salaries, bonuses and benefits for non-project personnel, facility costs, staff recruiting and training costs, depreciation and amortization, general operating expenses and selling and marketing expenses. We largely develop new business through our regional managing directors and principals. Our selling, general and administrative expenses are expected to increase in the future as we add additional personnel, expand our information systems, open new offices, increase our recruiting efforts and incur additional costs related to the growth of our business and operations as a public company.

We expect to report an operating loss in 1999 and anticipate incurring losses in 2000 as well. In particular, we expect that our plans for increases in expenses and capital expenditures over the next year to support our expected growth will adversely affect our operating results. As we strive to grow our business, we expect to spend significant funds for marketing, recruiting and hiring additional personnel, upgrading our infrastructure, including internal information systems, and expanding into new geographical markets. To the extent revenues do not increase at a rate commensurate with these costs and expenditures, our results of operations and liquidity could be materially and adversely affected.

Results of operations

The following table presents for the periods indicated, our selected statement of operations data as a percentage of our revenues. We have derived these percentages from our audited financial statements for all periods presented, except for the nine-month period ended September 30, 1998 for which we derived the percentages from our unaudited financial statements.

	Year ended December 31,			Nine months ended September 30,	
	1996	1997	1998	1998	1999
Revenues	100%	100%	100%	100%	100%
Operating expenses:					
Professional services	51	56	46	46	53
Selling, general and administrative	46	42	44	44	50
Amortization of deferred compensation	—	—	—	—	2
Total operating expenses	97	98	90	90	105
Income (loss) from operations	3	2	10	10	(5)
Other income, net	–	–	–	–	1
Income tax benefit	–	–	–	–	3
Net income (loss)	3%	2%	10%	10%	(1)%

Comparison of nine months ended September 30, 1999 and 1998

Revenues

Revenues increased $10.2 million, or 91.8%, to $21.3 million for the nine-month period ended September 30, 1999 from $11.1 million for the same period in 1998. The increase in revenues reflects an increase in the average size and number of client engagements and an increase in average realized billing rates.

Operating expenses

Professional services

Costs of professional services increased $6.1 million, or 117.9%, to $11.3 million for the nine-month period ended September 30, 1999 from $5.2 million for the same period in 1998. This increase was primarily

due to the hiring of additional billable professionals to support increases in revenues and prepare for anticipated rapid growth. The increase also reflects an overall increase in salary and benefit costs and an increase in the use of subcontractors. As a percentage of professional services, subcontractor costs for the nine-month periods ended September 30, 1998 and 1999 were 2.4% and 17.7%, respectively.

Our professional services margin decreased to 47.2% for the nine-month period ended September 30, 1999 from 53.5% for the same period in 1998. This decrease is attributed to an increased use of subcontractors in 1999 and the completion of engagements in 1998 that had better than expected margins for that period.

Selling, general and administrative

Our selling, general and administrative expenses increased $5.8 million, or 118.9%, to $10.7 million for the nine-month period ended September 30, 1999 from $4.9 million for the same period in 1998. This increase in selling, general and administrative expenses was primarily the result of efforts to significantly expand our business and prepare for rapid growth. During the first nine months of 1999, we hired several new senior managers, including a new chief executive officer, established new office space, enhanced internal systems and communication infrastructure, and increased personnel in internal systems, marketing, finance and recruiting. During 1999, we also incurred approximately $1.0 million in professional recruiting costs related to the hiring of several members of our management team.

Amortization of deferred compensation

Amortization of deferred compensation was $0.5 million for the nine-month period ended September 30, 1999. Deferred compensation was recorded during 1999 related to certain options that were deemed granted in-the-money, a loan made to our chief executive officer that is being recorded as compensation expense and the sale of restricted shares to our chief executive officer at a price that was deemed less than our common stock's fair value.

Net loss

Net loss for the nine-month period ended September 30, 1999 was $0.2 million compared to net income of $1.0 million for the same period in 1998.

Comparison of years ended December 31, 1998 and 1997

Revenues

Revenues increased $4.2 million, or 38.0%, to $15.4 million in 1998 from $11.1 million in 1997. This increase in revenues reflects an increase in the average size of client engagements and an increase in average realized billing rates.

Operating expenses

Professional services

Costs of professional services increased $0.8 million, or 13.4%, to $7.0 million in 1998 from $6.2 million in 1997. This increase was primarily due to an increase in the number of billable professionals and increases in wage rates. Our professional services margin increased to 54.4% in 1998 from 44.5% in 1997 as a result of the start of a few engagements during 1997 for which costs were incurred in 1997 while revenues were deferred due to the uncertainty of the contractual terms of the engagements. Professional services margin was positively affected by improved utilization due to an increase in the average size and number of client engagements and more effective sharing of billable professionals across offices in 1998.

Selling, general and administrative

Selling, general and administrative expenses increased $2.1 million, or 44.1%, to $6.8 million in 1998 from $4.7 million in 1997. This increase was primarily the result of additional non-project personnel being hired in 1998, including human resource, finance and senior personnel. The increase also reflects an increase in facility costs related to the expansion of our operations.

Net income

Net income increased to $1.6 million in 1998 from $0.2 million in 1997 as a result of the above factors.

Comparison of years ended December 31, 1997 and 1996

Revenues

Revenues increased $2.5 million, or 28.9%, to $11.1 million in 1997 from $8.6 million in 1996. This increase in revenues reflects an increase in the average size of client engagements and an increase in average realized billing rates.

Operating expenses

Professional services

Costs of professional services increased $1.8 million, or 40.9%, to $6.2 million in 1997 from $4.4 million in 1996. This increase was due to an increase in billable professionals. Our professional services margin decreased from 49.3% in 1996 to 44.5% in 1997 as a result of a few new engagements that began in 1997 and for which costs were incurred while revenues were deferred in 1997 due to the uncertainty of the contractual terms of the engagements. Our professional services margin also was negatively affected in 1997 by the integration of significant new billable professionals, as well as the training and learning effort required to transition from client server to Internet professional services.

Selling, general and administrative

Selling, general and administrative expenses increased $0.7 million, or 17.5%, to $4.7 million in 1997 from $4.0 million in 1996. This increase was the result of increases in facility costs related to the expansion of our business and training and recruiting costs related to the hiring of new employees.

Net income

Net income was $0.2 million in each of 1997 and 1996.

Quarterly results

The following table presents our unaudited quarterly data for the periods indicated. We derived these data from our unaudited consolidated interim financial statements, and, in our opinion, these data include all necessary adjustments, which consist only of normal recurring adjustments necessary to present fairly the financial results for the periods. Our quarterly operating results have varied significantly in the past and will continue to do so in the future due to a number of factors including, but not limited to, the number, size and scope of engagements, unanticipated delays, deferrals or cancellation of significant engagements, unanticipated changes in the scope of major engagements, utilization rates, the extent to which we use subcontractors, realized hourly billing rates and general economic conditions. Accordingly, our results for any given quarter or series of quarters are not necessarily indicative of our results that may be expected for any future period. However, our quarterly operating results may represent trends that aid in understanding our business.

	Quarter Ended						
	Mar. 31, 1998	June 30, 1998	Sept. 30, 1998	Dec. 31, 1998	Mar. 31, 1999	June 30, 1999	Sept. 30, 1999
	(In millions)						
Statement of Operations Data:							
Revenues	$3.1	$3.8	$4.1	$4.2	$4.9	$7.1	$ 9.3
Operating expenses:							
Professional services	1.7	1.7	1.8	1.8	2.5	3.8	5.0
Selling, general and administrative	1.4	1.8	1.6	1.9	2.3	3.5	5.0
Amortization of deferred compensation						0.1	0.2
Total operating expenses	3.1	3.5	3.4	3.7	4.8	7.4	10.2
Income (loss) from operations	–	0.3	0.7	0.5	0.1	(0.3)	(0.9)
Interest income, net	–	–	–	–	–	0.1	0.3
Income tax (expense) benefit	–	–	–	–	–	1.0	(0.5)
Net income (loss)	$0.0	$0.3	$0.7	$0.5	$0.1	$0.8	$(1.1)

The increases in 1999 quarterly revenues are primarily due to increases in the number of billable professionals, average realized billing rate increases and improved utilization. Costs of providing professional services for the same quarters reflect the costs associated with the increased number of billable professionals and the use of subcontractors on certain of our larger engagements. Selling, general and administrative expenses during 1999 reflect costs associated with preparing for rapid growth. Selling, general and administrative expenses for the three-month periods ended June 30, 1999 and September 30, 1999 include approximately $0.6 million and $0.4 million, respectively, in professional recruiting costs related to the hiring of several members of our management team.

Liquidity and capital resources

Prior to January 1998, we financed our operations and investments in property and equipment primarily through cash generated from operations, unsecured borrowings and secured borrowings under our bank line of credit. During 1998, we financed our operations and investments in property and equipment primarily through cash generated from operations and a portion of the proceeds from the issuance of subordinated convertible debt due 2007, which resulted in aggregate net proceeds to us of approximately $2.6 million. The notes had a stated interest rate of 5.79% and in July 1999 were redeemed in exchange for 2.7 million shares of our common stock. We also used a portion of the proceeds from the sale of the subordinated convertible debt to pay off approximately $1.2 million of outstanding debt during 1998.

During the nine-month period ended September 30, 1999, we financed our operations, investments in property and equipment and two acquisitions primarily through cash generated from operations and the sale of 3,536,069 shares of our Series A convertible preferred stock resulting in net proceeds to us of approximately $24.8 million. The rights of the Series A convertible preferred stock include voting rights equal to an equivalent

number of shares of common stock into which it is convertible; the right to receive dividends at a rate of 7% per annum; liquidation preferences; and a requirement for us to redeem all outstanding shares in one-fourth increments on an annual basis beginning in June 2004 at a redemption price equal to the greater of (1) $7.07 plus all accrued and unpaid dividends or (2) the fair market value of the shares of the common stock on an as converted basis. In the event of a change in control, each holder of the Series A convertible preferred stock may elect to require us to redeem all or a portion of the holders' preferred stock at the redemption price. All outstanding shares of preferred stock will be converted into an aggregate of 7,072,138 shares of our common stock upon consummation of this offering.

Also during the nine-month period ended September 30, 1999, we repurchased 2.46 million shares of our common stock at approximately $2.24 per share. We used proceeds from the sale of our Series A convertible preferred stock to complete this repurchase. We also exercised our right to repurchase 2.0 million shares from our former chief operating officer for approximately $2.00 per share. We paid cash of $724,000, forgave $278,000 due to us by the former employee and issued a promissory note in the amount of $3.0 million as payment for the repurchased shares. The note is due at various dates through September 30, 2002 and bears interest at prime, which was 8.5% at September 30, 1999.

Prior to June 17, 1999, we were an S-corporation and paid out dividends to compensate stockholders for their estimated tax liabilities. These dividends totalled approximately $59,000, $20,000 and $582,000 for 1997, 1998 and 1999, respectively. In addition, on June 15, 1999, we declared a one-time dividend in conjunction with our conversion to a C-corporation consisting of, in the aggregate, an undivided interest in approximately $2.5 million of our accounts receivable and $1.5 million in cash.

In June 1999, we entered into an employment agreement with Rudy Puryear, our new chief executive officer. Pursuant to this agreement, we loaned him $2.5 million. Based on the terms of the note, we have recorded the loan as deferred compensation and are amortizing the loan over 73 months, the period in which the loan may be forgiven. Upon execution of the employment agreement, Mr. Puryear also purchased 2.4 million shares of restricted common stock at $1.35 per share. We recorded $2.1 million in deferred compensation related to this sale of securities. We are amortizing such amount over the 48 month period in which the restrictions lapse. The restrictions on these shares lapse over four years at 1/48 per month, subject to acceleration provisions which become effective upon a change in control or upon termination of employment. We loaned Mr. Puryear $3.2 million on a fully recourse basis to purchase the shares of restricted stock. Because the proceeds from the $3.2 million loan were used to purchase the stock, this loan had no effect on our liquidity. The loans bear interest at 5.37%. The loan and related interest is due upon the earlier of June 20, 2005 or three years after this offering.

Historically, we have generated positive cash flows from our operating activities. For the nine-month period ended September 30, 1999, we used net cash in our operating activities totalling $2.0 million. The use of cash was primarily due to the $2.5 million loan made to our chief executive officer. Cash flows used in investing activities principally relate to capital expenditures for all periods presented. Cash flows used in investing activities increased during the nine-month period ended September 30, 1999 as a result of investments in our facilities and information systems. Cash flows used in investing activities for the nine-month period ended September 30, 1999 also reflect the cash portion of two acquisitions during 1999.

Cash and cash equivalents increased to $13.2 million at September 30, 1999 from $3.4 million at December 31, 1998. This increase was primarily due to cash provided as a result of the completion of our convertible preferred stock transaction. We invest available cash in short-term liquid investments.

Accounts receivable increased approximately $3.6 million from December 31, 1998 to September 30, 1999 primarily as a result of higher revenue levels. As we continue to grow, any increases in our accounts receivable balance will adversely impact our ability to generate positive cash flows from our operating activities. Other non-current assets increased by approximately $3.5 million from December 31, 1998 to September 30, 1999 as a result of our recording approximately $2.4 million as deferred compensation expense, net, related to a loan made to our chief executive officer that is being amortized over a 73-month period and the deferral of approximately $1.0 million in compensation expense related to one of our acquisitions that will be amortized over the three-year service period.

We have a $3.5 million line of credit. The annual interest rate on amounts borrowed under the line of credit is calculated using the lender's ''index rate'', which was 8.25% at September 30, 1999. The credit facility contains customary covenants and expires in December 2000. Our accounts receivable and our other general assets secure the loan. Due to dividends paid during 1999 and expected operating losses for 1999, in the second half of 1999, we anticipated that we would be in violation of the required debt service ratio as of December 31, 1999. Consequently, we received a waiver from our lender for non-compliance that waived the covenant until December 31, 2000. But for this waiver, we would have been in violation of this financial covenant. Beginning in the first quarter of 2000, we expect to begin discussions with our existing lender or a new lender to replace our existing facility so as to allow for our anticipated growth. At September 30, 1999, we had no outstanding borrowings under the line of credit. However, we had two standby letters of credit issued in the aggregate amount of approximately $0.4 million related to security deposits on two of our office leases.

In December 1999, we entered into an agreement with Dell USA, L.P., a wholly owned subsidiary of Dell Computer Corporation, and some of our officers, advisors and other stockholders regarding the sale of shares of our common stock. Under this agreement, Dell purchased 1.0 million shares of our common stock from us and 1.0 million shares from Mark Tebbe, our chairman of the board, and some family trusts for a purchase price of $11.00 per share. We expect to use the net proceeds from our issuance of these shares for general corporate purposes, including working capital. In conjunction with this agreement, some of our officers, directors and other stockholders also purchased an aggregate of 510,186 shares from us at the same price, the majority of which were acquired pursuant to contractional preemptive rights. These preemptive rights will terminate upon completion of this offering. The closing of these purchases occurred on December 10, 1999 and January 10, 2000.

We are obligated under various non-cancelable operating leases for our office space. Future annual minimum rental commitments under these leases range in the aggregate from $1.4 million to $1.6 million over the next five years. Total future minimum rental commitments are approximately $12.9 million.

We anticipate that we will expend capital to develop the infrastructure needed to support our future growth. Specifically, we expect capital expenditures through December 31, 2000 will be between $5.0 million and $10.0 million. We may attempt to expand our solutions and service offerings and gain access to new markets through acquisitions. We do not, however, have any agreements, commitments or understandings with respect to any material acquisitions. Accordingly, we have not included any expenses related to acquisitions in the above description of expected capital expenditures. We expect to use cash from operations and the net proceeds from this offering to meet capital expenditures and working capital necessary to support our growth. We believe that the cash provided from operations, cash on hand and our net proceeds from this offering will be sufficient to meet our anticipated working capital and capital expenditure requirements through December 31, 2000. However, during this period, we may seek additional capital in the private and/or public equity markets.

Year 2000 Issue

Many currently installed computer systems and software products are coded to accept only two-digit year entries in the date code field. Consequently, many of these systems could fail or malfunction because they may be unable to distinguish 21st century dates from 20th century dates. As a result, computer systems and software used by many companies, including us, our clients and our potential clients, may need upgrades to comply with year 2000 requirements.

To become ready for year 2000, in 1999 we conducted a survey of all our equipment, systems and services upon which our business depends and classified these according to how severely and immediately they could impact our business and our year 2000 compliance. Focusing foremost on the areas deemed most critical, we upgraded our network and operating systems and purchased year 2000 compliant servers, workstations, software packages and peripheral devices, and obtained year 2000 representation letters from service providers. We have also purchased year 2000 compliance testing software, which we have used to test our systems. These tests resulted in no material failures. As a result of our upgrades, new purchases and our year 2000 testing, we believe that our principal internal systems are year 2000 compliant. However, we will continue to assess and

test our internal systems to ensure that all additions or modifications to our systems meet our specifications for year 2000 compliance. Because our clients and we depend, to a very substantial degree, upon the proper functioning of our computer systems, a failure of our systems could materially disrupt our operations and adversely affect our business, financial condition and results of operations.

The year 2000 problem may also affect third-party software products that are incorporated into the business systems that we create for our clients. Our clients license software directly from third-party suppliers, but at our clients' request, we will discuss year 2000 issues with these suppliers and will perform internal testing on their products. Any failure on our part to provide year 2000 compliant e-business systems to our clients could result in financial loss, harm to our reputation and liability to others.

In August 1998, we began to incorporate into our standard engagement contract, language that provides a limited year 2000 warranty on our work product. This language was intended to:

- limit our warranty to defects discovered within sixty days of system delivery, unless the engagement specifically includes year 2000 testing services;
- limit our responsibility for third-party platforms to those recommended by us; and
- disclaim liability for (1) operation of our system under platforms, including future versions, not recommended or tested by us or (2) interoperation with other systems or (3) user error.

Furthermore, our standard engagement contract has a provision to limit our liability (1) to direct damages incurred by clients, while specifically excluding incidental, consequential, exemplary, special or punitive damages and (2) to fees paid. Notwithstanding those protections, there may be claims made against us which arise from engagements that predate our use of this year 2000 warranty language, and some engagement contracts have specially negotiated provisions which are broader than those described above.

In the course of a client engagement, we conduct due diligence on a variety of financial and technical aspects of the prospective client, including an evaluation of its status with respect to the year 2000 problem. However, because of the project-based nature of these engagements, we believe it has not been necessary to make any further inquiries regarding the status of our clients' year 2000 compliance efforts after their respective engagements began. Our current or potential clients may incur significant expenses to achieve year 2000 compliance. If our clients are not year 2000 compliant, they may experience material costs to remedy problems or may face litigation costs. In either case, year 2000 issues could reduce or eliminate the budgets that current or potential clients could have for purchases of our services. As a result, our revenues in the relevant fiscal period could decline and we may underutilize existing resources that we cannot quickly redeploy to other client engagements.

We have funded the cost to become year 2000 compliant from operating cash flows and have not separately accounted for these costs in the past. To date, we believe these costs have not been material. We will incur additional costs related to remaining year 2000 compliance for administrative personnel to manage the process of remaining year 2000 compliant. The possibility exists that we may experience problems and costs with year 2000 compliance, which could divert management's time from ordinary business activities and have a material adverse effect on our business, financial condition and operating results. We believe the most likely worst case scenario for us would include temporary telecommunication failures which would impair communication among our offices, temporary failure of third party software utilized by our internal systems which would impact our ability to obtain information contained in our internal systems and temporary cessation of normal operations while we responded to our clients' year 2000 problems. We do not believe that these temporary failures would have a material adverse affect on our operations. However, it is possible that prolonged failures could have a material adverse affect on our business.

Recently Issued Accounting Standards

During 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 131, ‘‘Disclosures about Segments of an Enterprise and Related Information’’. This statement specifies revised guidelines for determining an entity's operating segments and the type and level of financial information to be disclosed. This standard requires that management identify operating segments based on the way that management desegregates the entity for making internal operating decisions. We believe that we operate in one business segment.

In June 1998, the FASB issued SFAS No. 133, ‘‘Accounting for Derivative Instruments and Hedging Activities’’. This statement establishes accounting and reporting standards for derivative instruments, including some derivative instruments embedded in other contracts, and for hedging activities. In June 1999, the FASB issued SFAS No. 137 which postponed the mandatory adoption of SFAS 133 until January 1, 2001. We have not entered into any significant derivative financial instrument transactions.

BUSINESS

Overview

Lante is an Internet services company that develops sophisticated technology-based solutions for emerging electronic markets. These markets, which we refer to as e-markets, are Internet based networks through which multiple buyers and sellers efficiently conduct business online. For example, we helped one of our clients, SciQuest.com, develop and build an e-market for the scientific products industry that links lab technicians and purchasing agents with suppliers of scientific products over the Internet, thereby streamlining the traditional procurement process for these products. To date, most of our e-market engagements have been with Internet startup companies. We believe our success with these early adopters of e-markets and our focus on e-market solutions position us to obtain engagements with other Internet startup companies, as well as with larger, more traditional companies as they progress from their existing business models toward e-markets.

We design and build solutions for our clients that are secure, reliable and scalable, and integrated with multiple back-end systems. Our strategists, user experience experts and technologists work as a multi-disciplinary team to build these solutions. We integrate our competencies through an iterative development process with the client that is overseen by our delivery management specialists. We believe this approach helps to achieve rapid time to market, maximize our clients' revenue generation and cost reduction, and foster more efficient customer and supplier relationships.

Since our inception in 1984, we have been innovators in applying emerging technologies to business, evolving from personal computer networks to database applications to distributed client-server architectures to our current exclusive focus on Internet services. We began focusing on e-markets in late 1996. Today, we employ more than 375 people who serve clients from offices in Chicago, Seattle, San Francisco, New York, Los Angeles, Dallas, Boston and Charlotte. We have an experienced management team led by Rudy Puryear, our president and chief executive officer, and a distinguished advisory group of investors that includes industry luminaries Michael Dell, John Landry, Michael Maples and Morton Meyerson.

In December 1999, we entered into a strategic relationship with Dell Computer Corporation. As part of this relationship, Dell purchased 2.0 million shares of our common stock, of which 1.0 million shares were purchased from us, and we have entered into a master services agreement that contemplates Dell providing us with at least $40.0 million of total revenues over a five-year period. We expect to use the net proceeds from our issuance of these shares for general corporate purposes, including working capital.

Industry

The first few years of e-commerce were dominated by startup ventures and typically involved a single online seller transacting with many consumers. According to International Data Corporation, a leading independent information technology market research firm, the size of the worldwide e-commerce market has grown from $1.0 billion in 1996 to approximately $64.8 billion in 1999.

We believe we are now entering a new e-commerce era characterized by more sophisticated business models and the potential for continued growth. We believe e-markets are the next stage in the evolution of e-commerce and will be the predominant business model of the digital economy. Innovative e-markets are emerging that allow multiple buyers and sellers to share information, determine supply and demand, negotiate pricing and process orders with improved market efficiency. For example, eBay's e-market model represents a dynamic marketplace where buyers and sellers transact directly. Alternatively, priceline.com's e-market model is one in which it acts as an online intermediary facilitating the interaction and trade between e-market participants. A large number of existing companies are beginning to progress from their existing business models toward e-markets. For example, a traditional distributor of industrial products, W.W. Grainger, recently established OrderZone.com as an e-market for suppliers and distributors of its products.

International Data Corporation estimates that the worldwide e-commerce market will grow from approximately $64.8 billion in 1999 to more than $978.4 billion in 2003, representing a compound annual growth rate of 97%. We believe this growth in the worldwide e-commerce market also will lead to a significant

increase in demand for Internet services. International Data Corporation also forecasts that the worldwide market for Internet services will grow from approximately $12.9 billion in 1999 to $78.5 billion in 2003, representing a compound annual growth rate of 57%.

Our competition stems primarily from Internet services firms, including Scient Corporation, Viant Corporation, Razorfish, Inc., Proxicom Inc., Sapient Corporation and USWeb, and other large information technology consulting firms and integrators, including Andersen Consulting, the major accounting firms, EDS and IBM. The traditional information technology consulting firms have primarily focused on integration projects for client-server systems, enterprise resource planning software package implementations and simple web enablement of internal business functions. Most of the early work in Internet services focused on front-end web design and did not require the strong technology integration skills necessary to build solutions for e-markets.

We believe the next stage of growth for Internet services will involve building systems that require a greater degree of security, scalability and reliability and are integrated with multiple back-end systems in addition to web site design and user experience capabilities. We further believe that we are well positioned to benefit from this market opportunity because of our early focus on e-markets, our experience and expertise in building complex solutions and our strong legacy system integration skills.

The Lante Solution

We believe the following key factors distinguish our ability to deliver solutions to our clients:

- ***Vision of e-Markets***

Our professionals possess the vision and understanding of e-markets necessary to help our clients clarify their short and long term goals and evolve their business models toward these emerging e-markets. Because of our early focus on building e-market solutions, we are able to help our clients think big, start smart, scale fast and realize the full potential of their e-market opportunities.

- ***Ability to Build Solutions for e-Markets***

E-markets must be designed to provide a secure computing environment, enhance functionality with increasing usage, process extremely large volumes of information reliably, integrate with multiple back-end systems and adapt to the ever-changing needs of the markets they serve. Our professionals possess the skills and experience to successfully design and develop these solutions; we have been building complex technology solutions for 15 years and have focused on e-markets since 1996. For example, we developed a digital platform for Zixit that has the capacity to support signature hosting for every email address in the world. In addition, we have strategic alliances with leading Internet and e-market software providers, including InterWorld Corp., Persistence Software, Tradex Technologies, webMethods and Yantra Corporation. These relationships enable our professionals to stay apprised of the latest technologies and to effectively integrate these software products into our solutions.

- ***Flexible, Integrated Development Framework***

Rapidly launching the right solution is a competitive imperative for our clients. To help them achieve this objective, we utilize an iterative development process—rather than a rigid methodology composed of discrete phases—and an integrated, multi-disciplinary team approach. Our flexible framework helps our clients adapt to the changing circumstances and needs that often arise in these types of engagements. Our multi-disciplinary teams integrate strategy, user experience and technology competencies within a delivery management discipline. We believe this approach enables continuous collaboration and client feedback to help speed time to market.

- ***Enterprise-Wide Competencies Balanced with Regional Delivery***

We deliver successful solutions for our clients by deploying regional client service teams that are supported by our enterprise-wide competencies—strategy, user experience, technology and delivery management. Each of our professionals specializes in an enterprise-wide competency and serves on the regional client service team in the area where he or she resides. Our strategy, user experience and technology leaders are responsible for capability development, quality assurance, recruiting, training and intellectual capital development for their respective competencies throughout all of our offices. Our managing directors have profit and loss responsibility for their regions and oversee new business development, solution delivery and client relationship management. We create incentives for our regional managing directors to share resources nationally. We believe our delivery model optimizes both client satisfaction and the retention of our talented workforce.

Strategy

Our objective is to be one of the recognized leaders in the Internet services industry. We intend to pursue this objective in the following ways:

- ***Focus on Building Solutions for e-Markets***

We will continue to focus on building solutions that enable our clients to seize market opportunities and competitive advantages in their industries. To date, most of our e-market engagements have been with Internet startup companies, and we will continue to seek out these clients. At the same time, traditional businesses are evolving their business models toward emerging e-markets. We expect to leverage our early experience with Internet startup companies to develop e-markets for these traditional businesses.

- ***Maintain Our Technological Leadership***

We believe technological expertise is critical to building successful e-market solutions. It also helps us attract more clients and technology-savvy professionals, both of which fuel our continued growth. Through a number of initiatives, we intend to maintain our technological leadership and know-how. We are establishing virtual technology laboratories in each of our offices that allow us to prototype and evaluate new technologies and applications. We have also entered into strategic alliances with leading software vendors that help us build solutions for e-markets. In addition, we maintain ongoing software development training programs for our professionals and a knowledge management system that fosters the sharing of intellectual capital among our professionals in all of our offices.

- ***Continue to Attract and Retain Talented Professionals***

We believe our skilled professionals are our greatest asset. To grow our business we intend to devote substantial resources to attracting and retaining skilled professionals. We believe the opportunity to develop leading-edge solutions will help attract qualified professionals. We have a full-time recruiting staff of eleven, up from three in 1998, dedicated to identifying suitable candidates with strategy, user experience, technology and/or delivery management skills. When possible, we recruit professionals with hybrid skills across two or more of our competencies. Employee referrals are another recruiting channel and have accounted for approximately 30% of our hires in 1999. We work diligently to retain our employees by, among other things:

- offering opportunities to develop leading-edge solutions;
- promoting a positive corporate culture and balanced lifestyle;
- offering a competitive compensation and benefits package;
- distributing stock options to every employee;
- enabling employees to structure and control their own career path through our Professional Development Program; and
- providing orientation and mentoring programs to integrate new employees.

- ***Invest in Brand Building***

Positive awareness of our brand and a strong reputation are critical to our growth. We will continue to invest in strengthening our brand and building awareness of Lante within the business and technology communities. Our initiatives include:

- sponsoring and speaking at targeted industry conferences and e-commerce events;
- promoting our brand through an aggressive public relations campaign;
- developing customized local marketing programs for each of our regional operations;
- creating co-marketing programs with our strategic alliance partners; and
- promoting the Lante brand at industry shows.

When appropriate, we also seek to leverage our distinguished advisory group of investors to enhance our brand and build awareness of Lante.

- ***Expand Our Geographic Presence***

We intend to grow through geographic expansion because we believe strong client relationships are built and sustained by regional client service teams that draw upon our best practices on an enterprise-wide basis. We doubled our number of offices during 1999, and we now operate from Chicago, Seattle, San Francisco, New York, Los Angeles, Dallas, Boston and Charlotte. We will continue to expand our geographic presence, which may include international locations. For example, we recently hired a managing director based in Singapore for the Asia-Pacific region and expect to further expand our international presence in the near future.

The Lante Approach

We deploy an integrated, multi-disciplinary team approach to developing solutions for our clients. Each team is composed of experts from each of our four competencies—strategy, user experience, technology and delivery management. Our professionals work closely with the client through an iterative development process in which we incrementally refine our assumptions from engagement inception to a final delivered solution. Our work in each iteration augments the preceding iteration, mitigating risks and adjusting to inevitable changes. We believe this approach strikes a healthy and successful balance between the desire for a structured process and the dynamic nature of our clients' needs.

Over the course of a client engagement, we emphasize different competencies at various phases. The following graph illustrates the changing degrees of emphasis that often occur from project inception through solution delivery:


TEAM COMPETENCIES
(degree of emphasis)
Strategy
User Experience
Technology
Delivery Management
Project
Inception
Solution
Delivery

As shown by the changing lines in the graph above:

- during an engagement's inception, we primarily emphasize our strategy competency;
- as we progress to the design phase, our user experience competency plays a greater role;
- as we build our solution and integrate it with the client's back-end systems, our technology competency takes on a more predominant role; and
- throughout the engagement, our delivery management professionals oversee the process and work closely with the client.

Strategy

Our strategy professionals are skilled in market research, strategy development, assessment and business modeling. Our strategy professionals help our clients with the following:

- *Opportunities and readiness assessment:* We clarify the client's proposed business model, identify opportunities to leverage the Internet, validate the client's objectives, identify critical success factors and assess the organization's preparedness for capitalizing on these opportunities.
- *Strategy development:* We refine the client's strategic objectives by identifying the gap between their current business model and the requirements for a successful Internet based business model. We also help the client identify the nature of the relationship among the buyers, sellers and suppliers participating in the new business model.
- *Business modeling:* Our professionals explore various business and user scenarios with the client to establish a model of the desired business processes and systems. We often identify and establish key business metrics that will help in assessing the future success of the new business model.

User Experience

Our user experience professionals are skilled in content strategy, information architecture, interaction and visual design, as well as front-end development and usability testing. Our user experience professionals help our clients build an Internet presence that attracts, engages and retains users through the following:

- *Content strategy:* We work with the client to assess the market and audience for which the site is to be designed. This effort includes initial considerations for developing and establishing online identity and brand, as well as assessing user capability, understanding and behavioral patterns that will influence the visual design of the site.
- *Content design:* We develop and deliver a set of prototypes to demonstrate alternative content designs that will be effective in delivering the solution. We collaborate with the client and often include testing the user experience among focus groups and select customers to determine which prototype will best meet their needs.
- *Front-end development:* We build out the content design and navigation of the web site and work with our technology professionals to integrate the web site with the system's back-end data and processing components.

Technology

Our technology professionals are skilled in leading-edge Internet based platforms and technologies, including CORBA, COM, Java, and XML; SQL database products from Oracle, Microsoft and Sybase; Internet-based packaged application software and tools; as well as Unix and Windows NT server platforms. Our technology professionals provide our clients with the following:

- *System Architecture:* We identify the hardware, software, network, security and personnel needed to successfully construct and deliver the specifications dictated by the new business model.

- *Software Architecture:* We identify the various software components that need to be developed and integrated in our systems architecture. These software components include packaged software from third-party vendors as well as customized software that we develop for the solution.
- *Construction:* We develop and integrate the application software, database and platform tools and products identified by our system and software architectures into an overall technology solution.

Delivery Management

Our delivery management professionals are responsible for managing our iterative delivery model and ensuring client satisfaction. Our delivery management personnel usually possess a hybrid set of skills across our competencies.

Case Studies

- ***eppraisals.com***

An online solution for appraising art, antiques and other collectibles.

Challenge: Develop an Internet based solution to obtain an accurate, credible appraisal of collectibles.

Solution: We are working with eppraisals.com to build a solution that will efficiently link collectors with a network of appraisal experts to determine the value of antiques, art and other collectibles. Through eppraisals.com, a collector will be able to submit digital images and a description of the item to be appraised. Within 48 hours, a member of the network of appraisal experts will respond with an easy-to-understand opinion about the object's period, style and value, authenticated by an eppraisals.com "digital certificate".

- ***Etera, LLC***

A leading producer of perennials and other garden products.

Challenge: Integrate Etera's traditional retail channel with a new business model that leverages the Internet.

Solution: We are working with Etera to build a sophisticated solution that enables its network of more than 6,000 independent lawn and garden centers to offer a broad array of premium garden products and related information through customized web sites. Each web site will be integrated with Etera and other product vendors that supply lawn and garden centers. Product orders placed through dealer web sites are shipped directly from the vendors to the home gardeners with participating local garden centers receiving a fee on each transaction. The result will be an integrated e-market that benefits all parties—Etera and its dealers will be able to build their brands and create a new revenue channel, and home gardeners will gain a broader product selection and a more simplified purchasing process.

- ***IntraLinks, Inc.***

An Internet based service to manage business-critical communication.

Challenge: Simplify the document distribution and transaction management processes for syndicated loan transactions.

Solution: We collaborated with IntraLinks to develop a highly secure extranet called IntraLoan. This solution allows the underwriting bank of a loan syndication to manage the global

distribution and exchange of confidential documents with multiple, participating financial institutions. IntraLoan reduces the typical cycle time and administrative resources needed to syndicate a loan and has facilitated nearly 1,000 transactions valued at more than $500 billion in less than two and a half years. We built IntraLoan as a flexible and scalable e-market solution that IntraLinks has been able to expand into other document-intensive industries and applications, including private placements, mergers and acquisitions, municipal financings and other legal matters.

- ***Microsoft Corporation***

The world's largest software company.

Challenge: Improve customer service while reducing the costs of Microsoft's worldwide software certification program.

Solution: We developed a solution that enables Microsoft to efficiently manage the certification process for hundreds of thousands of information technology professionals. This solution, called MS Cert, centralizes the scheduling of candidates and certified software trainers for exams, events, courses, materials, reporting tools and analysis. With MS Cert, Microsoft has streamlined management processes, reduced the number of telephone calls support representatives must handle concerning certification data and increased customer service.

- ***SciQuest.com***

An interactive online marketplace for buyers and suppliers of scientific products.

Challenge: Streamline the traditional catalog order procurement process for scientific products.

Solution: We collaborated with SciQuest.com to develop a scalable e-market system that aggregates and fulfills customer orders for merchandise from over 200 scientific product suppliers. Our solution helped SciQuest.com to be the first to market in its industry with a centralized e-commerce site. Their web site carries over 300,000 scientific products and can significantly reduce ordering costs.

- ***ZixIt Corporation***

A technology platform for security and privacy on the Internet.

Challenge: Establish a platform for secure email communications and Internet transactions that addresses consumer and merchant concerns about security and privacy.

Solution: We worked with ZixIt to architect, design and develop a secure, centralized digital platform with signature hosting capacity for every email address in the world and the secure data center to support this operation. ZixMail, one of the platform's offerings, enables Internet users all over the world to send and receive encrypted and digitally signed email communications without changing their existing email addresses or systems. It ensures that only intended recipients can read an email message, protects email messages from tampering and certifies the identity of the sender of an email message.

Clients

The following is a representative list of our clients for the year ended December 31, 1999:

- beautyjungle.com
- Chempoint.com
- Classified Ventures, Inc.
- eppraisals.com
- Etera, LLC
- Hewlett-Packard Company
- IntraLinks, Inc.
- Microsoft Corporation
- SolutionCentral.com
- ZixIt Corporation

The majority of our engagements are billed on a fixed-fee basis that requires we accurately estimate the time and expenses necessary to complete a particular engagement. Because it is difficult to predict the resources that we will need on a particular engagement, we cannot give any assurances that our estimates are accurate.

As of December 31, 1999, we had 47 ongoing client engagements. Our five largest clients accounted for 69% of our revenues for the first nine months of 1999, of which ZixIt and Microsoft contributed 37% and 16%, respectively. In 1998, our five largest clients accounted for 60% of our revenues, of which Microsoft and IntraLinks contributed 21% and 12%, respectively. In 1997, our five largest clients accounted for 56% of our revenues, of which Microsoft and Saranac Software contributed 27% and 13%, respectively.

Marketing and Sales

We target a wide range of clients from Internet startup ventures to Fortune 1000 companies. We also plan to focus our efforts on the Fortune e-50 companies that represent the leading brand name companies of the Internet economy. Our marketing efforts are dedicated to strengthening our brand name, differentiating us in the Internet services market, generating business and recruiting leads and building employee understanding and support for our mission. We have eight professionals dedicated to our marketing efforts. We generate leads through the relationships of our management team and our strategic alliance program. Leads are directed to the appropriate regional managing director or principal based on the location of the lead. The marketing department works with our regional delivery teams to tailor programs and activities designed to help generate qualified leads. We use a variety of tools in our integrated marketing program to provide information about us to potential clients. Our marketing strategies include:

- sponsoring and speaking at targeted industry conferences and e-commerce events;
- promoting our brand through an aggressive public relations campaign;
- developing customized local marketing programs for each of our regional operations; and
- creating co-marketing programs with our clients and strategic alliance partners.

Our Event Systems Group is responsible for preparing demonstrations of new technologies at industry conferences and events. It focuses exclusively on building interactive web sites, on-site networked systems and other information technology services for these meetings and events. This group provides us with valuable exposure to leading-edge technology and potential business partners.

Strategic Alliances

Strategic alliances are important to the growth of our business. We define strategic alliances as mutually beneficial relationships between us and other organizations that include mutual investments of resources — time, people and money. Some of the important benefits we derive from our strategic alliances include enhanced capability to deploy end-to-end solutions, greater name recognition in the marketplace and enhanced lead and revenue generation.

We undertake a comprehensive review of potential strategic alliance partners before entering into a strategic alliance. We target partners that have leading-edge technologies and share our focus on e-markets and our collaborative culture.

Our strategic alliances can be grouped into three major categories: packaged software applications, infrastructure products and services and application development tools and platforms. Currently, we have non-exclusive alliances with the following organizations:

Packaged Software Applications

Eprise Corporation provides Participant Server, an advanced content-management system that allows users to create and update Internet based content, distribute content-management responsibility across various departments, target information to select audiences and control access and content from unauthorized use. Our professionals use Participant Server to provide leading-edge content-management functionality in their solutions.

InterWorld Corp. provides Commerce Exchange, an e-commerce software application which includes on-line catalog, merchandising and order entry management systems that our professionals use in deploying solutions for e-markets.

Tradex Technologies provides Commerce Center, a software platform that facilitates the exchange of goods, services and information online among multiple buyers and sellers. Our professionals integrate the Commerce Center software platform as a transaction engine to build solutions for e-markets.

Yantra Corporation provides PureEcommerce, an Internet-based fulfillment software application that provides real-time order management and supply chain functionality, including personalized product selection and delivery, warehouse distribution and drop-ship from suppliers. Our professionals use PureEcommerce to provide our clients with control of their order management process across complex e-market distribution models.

Infrastructure Products and Services

Digital Island provides global, transaction-based content distribution and hosting, and a reliable, cacheable global network. Our relationship with Digital Island enables us to support the unique needs of our clients that operate in multiple countries and need to securely and consistently extend business-critical applications for marketing, selling, servicing or distributing products via the Internet.

GTE Internetworking provides an advanced fiber optic network, data centers for managed hosting, training, technical support and maintenance to support our clients. Our relationship with GTE Internetworking enables us to provide our clients with a secure and reliable environment to host their solutions after we have built and deployed them.

Application Development Tools and Platforms

Persistence Software provides PowerTier, a leading transactional application server that utilizes a unique caching approach for storing core business data. PowerTier accelerates application performance and minimizes unnecessary network traffic. Our relationship with Persistence Software enables us to rapidly deliver highly scalable, large volume Enterprise Java Bean applications for our clients. We believe this technology is particularly suitable for large transactional applications typical in e-market solutions.

Rational Software provides project life-cycle management solutions for software development, including tools, services and software engineering best practices. Rational's software simplifies the process of acquiring, deploying and supporting a comprehensive development platform. Our professionals use the Rational Unified Process to improve team productivity and reduce the total cost of delivery for our solutions.

Versata provides Business Logic Server and JADE Developer Studio, an application development and deployment platform. This platform uses business rule automation technology, which significantly improves time to market. Our relationship with Versata enables us to rapidly build and modify prototypes and multi-tier Java applications for our clients.

webMethods provides the B2Bi product suite, a business-to-business integration platform that leverages XML to automatically link a client's business processes with those of its key partners. It accomplishes this result without the time or expense of altering existing legacy, proprietary or enterprise resource planning applications. Lante's relationship with webMethods enables us to provide our clients with leading-edge knowledge on business community integration.

Internal Information Systems

We continuously work to improve our infrastructure, management systems and knowledge sharing systems. We currently have internal information systems infrastructure and personnel that support our network, web site, intranet and extranet. Our current management systems consist of various internal processes, financial reporting, human resources and benefits information, client engagements, intellectual capital and marketing systems. We are currently in the process of making improvements in these areas because scalable infrastructure, efficient management of business, and effective sharing of our knowledge base are key components of our strategy. We have begun work on each of the following improvements and expect to complete each of these projects during the first half of 2000:

- *Scalable and Flexible Network:* We are implementing a highly scalable network that provides each of our offices with high-speed wide bandwidth connections to our corporate wide area network. Additionally, we are upgrading each office to 100 MB local area networks, as well as dramatically increasing Internet bandwidth and remote access. As part of this process, we are developing a template that will allow us to readily integrate future offices into our network.
- *Video Conferencing Systems:* We are deploying conference room and desktop video conferencing systems at all of our offices to provide real-time communication with our clients and to improve our overall productivity. These systems will be able to communicate with a variety of other video system standards.
- *Management Systems Improvements:* We are implementing an enterprise-wide professional services automation system (EVOLVE) and an integrated financial reporting system to effectively manage our business and measure key performance indices.

Competition

The Internet services market is relatively new and highly competitive. This market has grown dramatically in recent years as a result of the increasing use of the Internet by businesses to increase revenue, reduce costs and deepen relationships with customers, suppliers and other key partners. Our competitors include:

- Internet service firms, including Scient Corporation, Viant Corporation, Razorfish, Inc., Proxicom Inc., Sapient Corporation and USWeb;
- technology consulting firms and integrators, including Andersen Consulting, the major accounting firms, Diamond Technology Partners, Inc., EDS and IBM;
- strategy consulting firms, including Bain & Company, Booz Allen & Hamilton Inc., The Boston Consulting Group, Inc. and McKinsey & Company; and
- in-house information technology, marketing and design service departments of our current and potential clients.

Many of our competitors have longer operating histories, larger client bases, longer relationships with their clients, greater brand or name recognition and significantly greater financial, technical and marketing resources than we do.

Several of these competitors have announced their intention to offer a broader range of Internet based solutions. Furthermore, greater resources may enable a competitor to respond more quickly to new or emerging

technologies and changes in customer requirements and to devote greater resources to the development, promotion and sale of its products and services than we can. In addition, competition may intensify because there are relatively low barriers to entry into the Internet services market.

We believe that the principal competitive factors in this market, in relative importance, are technical knowledge and creative skills, brand recognition and reputation, reliability of the delivered solution, client service and price. We also believe that our ability to compete in our market depends on our ability to attract and retain qualified professionals.

Employees

As of December 31, 1999, we had 344 employees, which included 253 billable professionals, 67 support staff and 24 officers, including principals and managing directors. Our employees are not represented by any union and generally are retained on an at-will basis. We consider our relations with our employees to be satisfactory.

Facilities

Our corporate office is located in Chicago, Illinois and comprises 13,429 square feet. The lease for our corporate office expires on March 31, 2007. We also lease other office space in Chicago, as well as office space in New York, San Francisco, Charlotte, Dallas and Seattle. We do not own any real estate. We do not consider any specific leased location to be material to our operations, and we believe that equally suitable alternative locations are available in all areas where we currently do business.

Legal Proceedings

Pantelis Georgiadis, our former chief operating officer, filed a complaint against us on October 21, 1999 in the Circuit Court of Cook County, Illinois. Mr. Georgiadis previously owned 2,000,000 shares of our common stock with respect to which we exercised our contractual right to repurchase upon the termination of his employment. Pursuant to this contractual right, we tendered to Mr. Georgiadis $4,010,000, or approximately $2.00 per share, payable in the form of cash and a promissory note. Mr. Georgiadis contends that we breached our contractual obligations by improperly valuing these shares in connection with the repurchase. Mr. Georgiadis' complaint asserts that the repurchase price of his shares should have been as high as $8.10 per share. We deny Mr. Georgiadis' allegations, believe they are without merit and intend to defend this lawsuit vigorously.

From time to time, we may be involved in litigation incidental to the conduct of our business. Except as described above, however, we are not currently party to any material legal proceedings.

MANAGEMENT

Executive Officers, Directors and Key Employees

The following table contains information with respect to our executive officers, directors and key employees:

Name	Age	Position
Executive officers and directors:		
Mark Tebbe(1)	38	Chairman of the Board of Directors
C. Rudy Puryear(1)	48	President, Chief Executive Officer and Director
Brian Henry	43	Executive Vice President and Chief Financial Officer
Marvin Richardson	37	Chief Technology Officer
Rick Gray	43	Vice President—Marketing
Marla Mellies	39	Vice President—Human Resources
John Oltman(1)	54	Vice Chairman of the Board of Directors
Paul Carbery(2)(3)	38	Director
James Cowie(1)	44	Director
Judith Hamilton(3)	55	Director
John Kraft(3)	58	Director
John Landry(2)	52	Director
Paul Yovovich(2)	46	Director
Other key employees:		
Jeff Bradley	36	Managing Director
Paul Kanneman	42	Managing Director
Norman Schmidt	52	Managing Director
Rajendra Seksaria	46	Managing Director
Shawn Sires	36	Managing Director
Richard Wunder	47	Managing Director

(1) Member of the executive committee
(2) Member of the audit committee
(3) Member of the compensation committee

Mark Tebbe, a founder of Lante, served as our president and chief executive officer from inception until June 1999. Since June 1999, Mr. Tebbe has been our chairman of the board. Mr. Tebbe also serves as a director of ZixIt Corporation, a company which provides a technology platform for on-line security and privacy to Internet based businesses, as well as several technology-based and not-for-profit corporations.

C. Rudy Puryear has served as our president and chief executive officer since June 1999. Mr. Puryear was Andersen Consulting's global managing partner for e-commerce from September 1997 to June 1999. Mr. Puryear served as Andersen Consulting's managing partner for information technology strategy from March 1991 to September 1997. Prior to his tenure at Andersen Consulting, Mr Puryear was managing director for Nolan, Norton & Co., an information technology strategy-consulting firm.

Brian Henry joined Lante as executive vice president and chief financial officer in October 1999 and is responsible for our financial and information technology functions. From April 1998 to October 1999, Mr. Henry was chief operating officer of the information management group of Convergys Corporation, a leader in billing and customer care for the communications industry. He has also held several senior positions, including executive vice president and chief financial officer of Cincinnati Bell Inc., a diversified communications service company, from 1993 to 1998, and vice president and chief financial officer of Mentor Graphics Corporation, a public software company, from 1986 to 1993.

Marvin Richardson has been our chief technology officer since October 1999. From April 1999 to October 1999, he was vice president and chief technology officer for EDS E. Solutions. From July 1996 to April 1999, he was vice president and chief technology officer for MCI Systemhouse, Inc., a network services company. From 1993 to 1995, he was chief architect at SHL Systemhouse, a company involved in client-server consulting and systems integration.

Rick Gray has been our vice president of marketing and communications since November 1998. From May 1996 to November 1998, he was the worldwide director of public relations at A.T. Kearney, a subsidiary of EDS that is an international management consultancy and executive search firm. From June 1993 to May 1996, Mr. Gray served as director of corporate marketing and communications for SHL Systemhouse, Inc., a client-server outsourcing and systems integration firm. Prior to June 1993, he served as director of public and investor relations for Technology Solutions Company, and as vice president, group director and head of the Midwest Advanced Technology Practice for Hill and Knowlton, Inc.

Marla Mellies has been our vice president of human resources since June 1998. From June 1995 to June 1998, Ms. Mellies was vice president of human resources for client access products at 3Com Corporation/U.S. Robotics, a provider of information networking systems. From 1992 to May 1995, Ms. Mellies served as human resources director for the International Business Group of Caremark, Inc.

John Oltman has been vice chairman of the board of directors since July 1998. Since 1996, Mr. Oltman has served as the president of JRO Consulting, Inc., which advises and invests in technology companies. From February 1996 to August 1997, he served as chairman and senior member of the executive committee of TSW International, a provider of application software and related services. From 1991 to 1995, he served as chairman and chief executive officer of SHL Systemhouse, Inc. Prior to 1991, Mr. Oltman was a worldwide managing partner for Andersen Consulting's Chicago consulting group and a member of the Andersen Worldwide Organization board of directors. He joined Arthur Andersen in 1970. Mr. Oltman also serves as a director of InaCom Corp., an information services technology provider, and Alysis Technologies, Inc., a provider of application software solutions to financial services organizations.

Paul Carbery has been a director since June 1999. Mr. Carbery has been a general partner of Frontenac Company, a Chicago-based private equity investing firm, since 1993. He is also a director of Allegiance Telecom, Inc., a provider of voice, data and Internet services, and Whittman-Hart, Inc., an information services company.

James Cowie has been a director since June 1999. Mr. Cowie has been a general partner of Frontenac Company, a Chicago-based private equity investing firm, since 1989. He is also a director of 3Com Corporation, a provider of information networking systems. He also served on the board of PLATINUM *technology* International, *inc.*, a provider of system software products and related consulting services, until its sale to Computer Associates, Inc.

Judith Hamilton has been a director since March 1999. She has been president and chief executive officer at Classroom Connect, a leader in Internet-based curriculum and professional development for K-12 education since January 1999. From April 1996 to July 1998, she served as president and chief executive officer of First Floor, Inc., an Internet information management company. From July 1992 to December 1995, she was president and chief executive officer of Dataquest, Inc., an information technology research company. Ms. Hamilton also serves as a director of R.R. Donnelley & Sons Company, Software.com, Inc., an Internet messaging solutions provider, and Classroom Connect.

John Kraft has been a director since July 1998. Since 1993, Mr. Kraft has been active in consulting and assisting many startup companies including Modem Media, a provider of interactive marketing and communications, Two Way Communications, a provider of interactive marketing and media services, T-Zero Inc., a producer of software that delivers and manages images to digital point-of-sales displays, and BioSafe Medical Technologies, a developer of innovative technologies to exploit small blood samples for analysis. Prior to 1993, Mr. Kraft was employed for over twenty years at Leo Burnett, a leader in the advertising industry, most recently as vice chairman.

John Landry has been a director since October 1999. Since 1995, Mr. Landry has served as vice president of technology strategy for IBM. Mr. Landry has also served as chairman of AnyDay.com, an Internet calendar and personal information management company, since February 1999. From March 1996 to January 1999, he also served as chairman of Narrative Communications, an Internet based media advertising and direct marketing company. From December 1990 to June 1995, Mr. Landry served as the senior vice president of development and chief technology officer for Lotus Development Corporation, a provider of software products

and services. He also serves as a director of GIGA Information Group, a technology market research firm, MCK Communications, Inc., a voice-over-IP telecommunications company, and Interliant, Inc., an applications service provider, as well as several other private companies.

Paul Yovovich has been a director since July 1998. He currently serves as director for several companies, including 3Com Corporation, APAC Customer Service, Inc., a customer relationship marketing firm, Focal Communications Corporation, a telecommunications provider, Comarco, Inc., a provider of wireless communication, engineering and management services, and Van Kampen Open End Funds. From 1993 to 1996, he was president of Advance Ross Corporation, an international transaction services company. Prior to 1993, he served in a variety of executive positions with Centel Corporation.

Jeff Bradley has been our managing director for the Northwest region since June 1999. From June 1996 to May 1999, Mr. Bradley served as the managing director of the Northwest Area for MCI Systemhouse, Inc. From 1994 to May 1996, he developed and led IBM's object technology practice for the Northwest region and eventually the entire West coast. From 1993 to 1994, he developed and led IBM's client-server consulting practice for the Northwest region. From 1992 to 1993, he served as the practice leader of IBM's integration technology operations consulting group for Seattle.

Paul Kanneman has been our managing director for the South region since December 1999. From July 1999 to December 1999, Mr. Kanneman served as president of ACS Professional Services, the consulting and systems integration division of Affiliated Computer Services, Inc., an information technology outsourcing company. From April 1998 to July 1999, he founded and served as president of Micah Technology Services, the consulting subsidiary of ACS, Inc. From November 1994 to March 1998, he served as senior vice president and chief information officer of Zale Corporation, the largest specialty retailer of fine jewelry in the U.S. From July 1993 to November 1994, he was an associate partner with Andersen Consulting, where he started and led the Information Technology Strategy practice for the Southern region. Prior to 1993, he worked for Booz Allen & Hamilton Inc.

Norman Schmidt has been our managing director for the Southeast region since August 1999. From August 1996 to July 1999, Mr. Schmidt served as the vice president and regional business development manager of The Revere Group, a national information technology consulting firm. From 1976 to 1996, he was self-employed, and during that time he founded and sold two information technology consulting firms.

Rajendra Seksaria has been our managing director for the Asia-Pacific region since January 2000. From 1991 to December 1999, he served as a general manager for IBM's Global Consulting Organization. Prior to 1991 he worked as a senior manager at Nolan, Norton & Co., an information technology strategy consulting firm.

Shawn Sires has been our managing director for the Southwest region since May 1999. From August 1996 to April 1999, Mr. Sires served as senior managing director of MCI Systemhouse, Inc. From May 1993 to July 1996, he served as district manager for EDS in its San Francisco area sales and client management organization.

Richard Wunder has been our managing director for the Northeast region since January 2000. From 1981 through 1999, Mr. Wunder worked at Computer Sciences Corp., most recently heading their North American e-business practice. Mr. Wunder became vice president and managing partner of Computer Sciences Corp. in 1991. Prior to 1991, he was responsible for Computer Sciences Corp.'s North American consulting practice.

Our Advisory Group

In 1998, we established an advisory group to assist our management team in addressing strategic issues as we position ourselves as a leader in the Internet services industry. Our nine-member advisory group consists of Judith Hamilton, John Kraft, John Landry and Paul Yovovich, each of whom is a director of Lante, as described above, and the following members:

- Michael Dell, chairman and chief executive officer of Dell Computer Corporation;

- Dan Lynch, chairman of CyberCash, Inc.;
- Michael Maples, former executive vice president of products for Microsoft Corporation;
- Morton Meyerson, chairman and chief executive officer of 2M Companies, Inc. and the former chairman and chief executive officer of Perot Systems and president and vice-chairman of EDS; and
- John Oltman, former Andersen Consulting managing partner and former chief executive officer of SHL Systemhouse.

Each advisor is expected to devote at least five days per year to performing his or her duties as a member of the advisory group, including attending semi-annual strategy sessions. We granted each of the members of the advisory group an option to purchase 200,000 shares of our common stock under our 1998 stock option plan on the date they joined the advisory group. These options vest over five years so long as they remain a member of the advisory group and terminate on the seventh anniversary of their grant date. At the time of grant, John Oltman received options for another 200,000 shares in consideration for additional consulting and advisory services he has provided to us. Each of the advisors also has invested in Lante. To date, the advisory group has been instrumental in developing plans to accelerate our growth rate, recruiting top executive and professional talent, referring qualified business leads and helping us establish a differentiated market position from our competitors.

Board of Directors

Our certificate of incorporation authorizes a board of directors consisting of at least five, but not more than 15, members. The current board of directors consists of nine members. Our certificate of incorporation provides that, upon completion of this offering, the terms of office of the members of our board of directors will be divided into three classes: Class I, whose term will expire at the annual meeting of stockholders to be held in 2001; Class II, whose term will expire at the annual meeting of stockholders to be held in 2002; and Class III, whose term will expire at the annual meeting of stockholders to be held in 2003. The Class I directors are Paul Carbery, John Kraft and John Oltman, the Class II directors are Judith Hamilton, C. Rudy Puryear and Paul Yovovich, and the Class III directors are James Cowie, John Landry and Mark Tebbe. At each annual meeting of stockholders after the initial classification, the successors to directors whose term will then expire will be elected to serve three-year terms. Our bylaws provide that the authorized number of directors may be changed only by resolution of our board of directors. Any additional directorships resulting from an increase in the number of directors may be changed only by resolution of the board of directors and will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors. This classification of the board of directors may have the effect of delaying or preventing changes in control or management of Lante.

Prior to completion of this offering, Frontenac VII Limited Partnership has the right to designate two directors. Paul Carbery and James Cowie are these designated directors. If the initial public offering price in this offering is at least $6.00 per share and at least $20 million in proceeds are raised in connection with this offering, then Frontenac VII Limited Partnership will only be entitled to designate, as of the completion of this offering, one representative to the board of directors. The director selected by Frontenac will then be entitled to remain on the board of directors for an initial term equal in length to the longest period served by any director before requiring reelection by the stockholders. We expect Messrs. Carbery and Cowie to remain on our board of directors following this offering, with Mr. Cowie serving as Frontenac's designee.

Each officer is elected by, and serves at the discretion of, the board of directors. Each of our officers and directors, other than non-employee directors, devotes full-time efforts to our affairs. Our non-employee directors devote time to our affairs as is necessary to fulfill their duties. There are no family relationships among any of our directors, officers or key employees.

Committees of the Board of Directors

Our board of directors has established an executive committee, audit committee and compensation committee.

Our executive committee has the powers in the management of our business and affairs as our board of directors may delegate or assign to the executive committee. These powers may include evaluating and negotiating acquisitions and strategic alliances. The current members of the executive committee are Messrs. Cowie, Oltman, Puryear and Tebbe. Mr. Tebbe serves as the chairman of this committee.

Our audit committee recommends to our entire board the independent public accountants to be engaged by us, reviews the plan, scope and results of our annual audit and reviews our internal controls and financial management policies with our independent public accountants. The current members of our audit committee are Messrs. Carbery, Landry and Yovovich. Mr. Yovovich serves as the chairman of this committee.

Our compensation committee establishes guidelines and standards relating to the determination of executive compensation, reviews executive compensation policies and recommends to our entire board compensation for our executive officers. Our compensation committee also administers our stock option and incentive award plans and determines the number of shares covered by, and terms of, options to be granted to executive officers and key employees pursuant to these plans. Our compensation committee currently consists of Messrs. Carbery and Kraft and Ms. Hamilton. Mr. Kraft serves as the chairman of this committee.

Director Compensation

No additional compensation is provided to our employees for serving as a director. Directors who are not our employees do not receive a cash fee for serving as a director, but are reimbursed for reasonable expenses incurred in connection with attendance at directors' meetings. During 1999, we granted options to Ms. Hamilton and Messrs. Kraft, Landry, Oltman and Yovovich for serving as directors. Ms. Hamilton and Mr. Landry each received options to purchase 80,000 shares, Mr. Oltman received options to purchase 100,000 shares and Messrs. Kraft and Yovovich each received options to purchase 120,000 shares. These options vest over periods ranging from three to four years.

Compensation Committee Interlocks and Insider Participation

No member of the compensation committee has been an officer or employee of us at any time. None of our executive officers serves as a member of the board of directors or compensation committee of any other company that has one or more executive officers serving as a member of our board of directors or compensation committee. Prior to the formation of the compensation committee in June 1999, the board of directors as a whole made decisions relating to compensation of our executive officers.

Executive Compensation

The following table contains information concerning all compensation paid by Lante during 1999 to our chief executive officer and our four other most highly compensated executive officers.

	Annual compensation			Long-term compensation awards	
	Salary ($)	Bonus ($)	Other annual compensation ($)	Securities underlying options (#)	All other compensation ($)
Mark Tebbe Chairman of the Board of Directors	$360,000	$216,000	—	—	$ 2,872(1)
C. Rudy Puryear(2) President and Chief Executive Officer	251,894	125,000	—	—	2,149,513
Rick Gray Vice President—Marketing	200,000	52,500	—	—	—
Marla Mellies Vice President—Human Resources	150,000	53,000	—	70,000	—
Pantelis Georgiadis(3) Chief Operating Officer	202,079	—	—	— (4)	90,909(5)

(1) Represents premiums paid by us for term life and short-term disability insurance.
(2) Mr. Puryear was not affiliated with Lante until June 16, 1999. ''All Other Compensation'' includes $2,150,000 attributable to the difference between the fair value of our common stock and the price paid by Mr. Puryear for 2.4 million shares of our common stock.
(3) Mr. Georgiadis' employment as chief operating officer was terminated as of September 10, 1999.
(4) We entered into an agreement with Mr. Georgiadis dated June 3, 1999 whereby previously granted options to purchase 1,000,000 shares were fully vested and previously granted options to purchase 750,000 shares were canceled.
(5) We paid this amount to Mr. Georgiadis in connection with the termination of his employment.

Option Grants in 1999

The following table contains information concerning our grant of stock options during 1999 to our chief executive officer and our four other most highly compensated executive officers. Potential realizable value is presented net of the option exercise price, but before any federal or state income taxes associated with exercise, and is calculated assuming that the fair market value on the date of the grant appreciates at the indicated annual rates, compounded annually, for the term of the option. The 5% and 10% assumed rates of appreciation are mandated by the rules of the SEC and do not represent our estimate or projection of future increases in the price of our common stock. Actual gains will be dependent on the future performance of our common stock and the option holder's continued employment throughout the vesting period. The amounts reflected in the following table may not be achieved.

Name	Number of shares underlying options granted (#)	Percent of total options granted to employees in fiscal year	Exercise or base price ($/Sh)	Expiration date	Potential realizable value at assumed annual rates of stock price appreciation for option term 5%	10%
Mark Tebbe	—	—	—	—	—	—
C. Rudy Puryear	—	—	—	—	—	—
Rick Gray	—	—	—	—	—	—
Marla Mellies	70,000	1.66%	$0.365	5/28/08	$14,086	$34,696
Pantelis Georgiadis(1)	—	—	—	—	—	—

(1) Mr. Georgiadis entered into an agreement with us dated June 3, 1999 whereby options to purchase 1,000,000 shares were fully vested and options to purchase 750,000 shares were canceled. Mr. Georgiadis' employment was terminated as of September 10, 1999.

1999 Option Exercises and Option Values

The following table contains information regarding unexercised options held at, and options exercised during the fiscal year ended, December 31, 1999 by our chief executive officer and our four other most highly compensated executive officers. The value of ''in-the-money'' options represents the difference between the exercise price of an option and the fair market value of our common stock as of December 31, 1999, which, solely for purposes of this calculation, we estimate to have been $11.00 per share.

	Shares acquired on exercise (#)	Value realized ($)	Number of shares underlying unexercised options at December 31, 1999 (#)	Value of unexercised in-the-money options at December 31, 1999 ($)
			Exercisable/Unexercisable	Exercisable/Unexercisable
Mark Tebbe	—	—	—/—	—/—
C. Rudy Puryear	—	—	—/—	—/—
Rick Gray	75,000	$729,938	6,250/218,750	$67,078/2,347,734
Marla Mellies	61,458	600,752	4,167/204,375	44,899/2,192,341
Pantelis Georgiadis(1)	1,000,000	620,000	—/—	—/—

(1) Mr. Georgiadis entered into an agreement with us dated June 3, 1999 whereby options to purchase 1,000,000 shares were fully vested and options to purchase 750,000 shares were canceled. Mr. Georgiadis' employment was terminated as of September 10, 1999.

Employment Agreements

We have entered into an employment agreement with Mark Tebbe, our chairman of the board, that provides for an annual base salary of $360,000 and an annual bonus based upon his performance. The employment agreement may be terminated by either Mr. Tebbe or us, provided that the board of directors may elect, other than in the case of termination of the employment agreement by us for cause, to pay a severance amount to Mr. Tebbe in the amount of $360,000 plus his most recent annual bonus. This agreement imposes

upon Mr. Tebbe noncompetition and non-solicitation restrictions for two years after termination of his employment.

We have entered into an employment agreement with Rudy Puryear, our president and chief executive officer, that provides for an annual base salary of $500,000 in each of 2000 and 2001 and a guaranteed bonus of $250,000, pro-rated for the days of employment, for 1999, $250,000 for 2000 and $125,000 for 2001. This agreement imposes on Mr. Puryear nonsolicitation restrictions for two years following termination of his employment and noncompetition restrictions for six months following termination of his employment.

In connection with his employment agreement, Mr. Puryear purchased 2.4 million restricted shares of common stock for $1.345 per share. These shares vest over 48 months. In connection with this purchase, we loaned Mr. Puryear $3.2 million. As of December 31, 1999, $3,314,672 of principal and accrued interest on the loan was outstanding. All principal and accrued interest on this loan are due upon the earlier of June 30, 2005 or three years following a defined liquidity event that includes this offering. In addition, we made a second loan to Mr. Puryear for his personal use in the amount of $2.5 million. As of December 31, 1999, $2,294,520 of principal and accrued interest on the loan was outstanding. Principal and accrued interest on this loan are due upon the earlier of June 30, 2003 or six months from the termination of Mr. Puryear's employment. If Mr. Puryear is still employed as of June 30, 2003 and a liquidity event has not occurred or a valuation target of $16.67 per share for Mr. Puryear's stock has not been reached, then this loan will be forgiven prospectively at the rate of $100,000 per month.

Mr. Puryear is entitled to a one-time bonus pursuant to his employment agreement, payable upon the earliest of (1) six months from the date of termination of employment, (2) June 30, 2003 or (3) the date the accrued interest on the $2.5 million loan is paid in full. If Mr. Puryear repays this loan, he is entitled to a bonus equal to $20,833 times the number of full months of his employment from June 16, 1999 until the accrued interest is paid.

If Mr. Puryear's employment is terminated other than by us for cause, he will be entitled to severance pay equal to one year's base salary plus the current year's target bonus, 18 months' acceleration on the release of shares of restricted stock from our right to repurchase for cost and the unpaid principal balance of the $2.5 million loan being forgiven at the rate of $83,333 for each full month of service provided to us. Upon any termination of Mr. Puryear's employment, except following a change of control, we have the right to repurchase from Mr. Puryear the unvested portion of the 2.4 million shares purchased by Mr. Puryear at the price he paid for these shares. Upon a change in control, all of these shares will become fully vested. We have also granted registration rights to Mr. Puryear requiring that we file a Form S-8 registration statement, including a resale prospectus as necessary, to allow Mr. Puryear to resell his shares at the same time and in the same amount as would be available under Rule 144 had Mr. Puryear not acquired his shares pursuant to a secured loan.

We have entered into an employment agreement with Brian Henry, our chief financial officer, that provides for an annual base salary of $250,000 and an annual bonus, with a target bonus of $100,000, pro-rated for the days of employment for 1999. This employment agreement imposes upon Mr. Henry non-solicitation obligations for two years after termination of his employment.

In connection with his employment agreement, Mr. Henry purchased 300,000 shares of our common stock for the aggregate amount of $673,500. Of these shares, 200,000 shares are subject to our right to repurchase at the then fair market value, and 50,000 of these shares will be released from our repurchase right for each full year of service. Mr. Henry also received an option grant for 700,000 shares of common stock which will vest over four years. The exercise price of Mr. Henry's options is $2.245 per share.

If Mr. Henry's employment is terminated without cause, we will be obligated to pay Mr. Henry severance of six months' base salary plus a pro-rated portion of his target bonus and the vesting of his stock options will be accelerated by one year. Upon a change in control, Mr. Henry may terminate his employment and will be

entitled to severance of six months' base salary plus a pro-rated portion of his target bonus, the vesting of his stock options will be accelerated by one year and the 200,000 restricted shares originally purchased by Mr. Henry in connection with his employment agreement will be released from our repurchase right.

Stock Option Plan

In 1998, we adopted, and our stockholders approved, the establishment of our 1998 stock option plan, which is designed to promote our overall financial objectives by attracting and motivating board members, officers, employees and other persons who are instrumental to our long-term growth. The 1998 plan is administered by the compensation committee of our board and provides the committee with broad discretion to fashion the terms of grants of options, including type, size and exercise price, as it deems appropriate. The committee also selects the persons to whom options are granted. The plan permits the issuance of stock options for the purchase of up to 15 million shares of our common stock. As of December 31, 1999, 6,387,794 shares of our common stock remained available for grants under the 1998 plan.

Subject to the terms of the specific option agreement, each option to purchase common stock issued under our 1998 plan will become exercisable in stages beginning one year after its grant date, when 1/4th of the participant's options will become exercisable. An additional 1/48th of each option will become exercisable as of the last day of each month thereafter. As a result, each option will be exercisable in full 48 months after its grant date. An optionee may only transfer options to his or her immediate family members, trusts for the benefit of the optionholder or his or her immediate family or an entity in which the optionee owns all of the equity interests. Generally, there is no acceleration of vesting in the event of a change in control or otherwise. However, on June 17, 1999, we amended the option agreements of Marla Mellies, Rick Gray and the members of the advisory group to provide for acceleration of all unvested options upon a change in control. All vested options at the date of termination of employment will be exercisable for 90 days following termination.

The outstanding options that have been granted to our non-employee directors and advisory group members have terms of seven years and all other outstanding option grants under the plan have terms of nine years.

Stock Purchase Plan

We have adopted an employee stock purchase plan under which a total of 800,000 shares of our common stock will be made available for sales to our employees. The compensation committee of our board will administer the stock purchase plan. Employees are eligible to participate in the stock purchase plan if they are employed by us for at least 20 hours per week and for more than five months in any calendar year. The stock purchase plan will permit our eligible employees to purchase our common stock through payroll deductions.

The stock purchase plan will operate on a calendar year basis. The stock purchase plan will be implemented in a series of consecutive offering periods, each approximately six months long. Each participant will be granted an option to purchase our common stock on the first day of the six-month period and this option will be automatically exercised on the last day of each offering period to the extent of funds deducted from the participant's compensation during the specific offering period. The exercise price of the option granted under the stock purchase plan will be not less than 85% of the lower of our stock's closing price on the first day of the offering period and the last day of the offering period. Employees may end or modify their participation in the stock purchase plan at any time during an offering period. Participation ends automatically upon termination of employment, except in the case of death, disability or retirement, in which case payments may still be made for the current offering period in the amount the participant would have contributed if his or her employment had not been terminated. Payroll deductions may not exceed $25,000 for any employee in any calendar year.

No person will be able to purchase our common stock under the stock purchase plan if that person, immediately after the purchase, would own stock possessing 5% or more of the total combined voting power or value of all outstanding shares of all classes of our stock.

Limitation of Liability and Indemnification Matters

Our certificate of incorporation contains provisions that eliminate the personal liability of our directors to us or our stockholders for monetary damages for breach of their fiduciary duty as a director to the fullest extent permitted by the Delaware General Corporation Law, except for liability:

- for any breach of their duty of loyalty to us or our stockholders;
- for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
- for unlawful payments of dividends or unlawful stock repurchases or redemptions; or
- for any transaction from which the director derived an improper personal benefit.

These provisions do not affect a director's responsibilities under any other laws, including the federal securities laws or state or federal environmental laws.

Our bylaws also contain provisions that require us to indemnify our directors, and permit us to indemnify our officers and employees, to the fullest extent permitted by Delaware law. However, we are not obligated to indemnify any such person:

- with respect to proceedings, claims or actions initiated or brought voluntarily by any such person and not by way of defense; or
- for any amounts paid in settlement of an action indemnified against by us without our prior written consent.

We have entered into indemnity agreements with each of our directors and executive officers providing for the indemnification described above. We believe that these limitations on liability are essential to attracting and retaining qualified persons as directors and officers. We intend to obtain directors' and officers' liability insurance before consummation of this offering.

CERTAIN TRANSACTIONS

On June 15, 1999, we repurchased the following number of shares from officers and directors: 2.35 million shares from Mark Tebbe and trusts for the benefit of his family members and 56,250 from John Meyer, each at a repurchase price of $2.245 per share.

In connection with a purchase by Pantelis Georgiadis of 1.0 million shares of common stock in June 1999, we loaned Mr. Georgiadis $276,000 pursuant to a secured promissory note. On September 30, 1999, we cancelled this note by offsetting all amounts owed to us under the note against the proceeds to Mr. Georgiadis from our repurchase of all of his shares on this date.

On June 17, 1999, we sold an aggregate of 3,323,904 shares of Series A convertible preferred stock to Frontenac VII Limited Partnership, Frontenac Masters VII Limited Partnership and Dell USA, L.P. for the aggregate amount of $23.5 million. The conversion price of the Series A convertible preferred stock is $3.54 per share. Two members of our board of directors, Paul Carbery and James Cowie, are affiliated with Frontenac Company, the sole general partner of Frontenac VII Limited Partnership and Frontenac Masters VII Limited Partnership. On June 17, 1999, we also entered into a registration agreement with the holders of our Series A convertible preferred stock and some of the holders of our common stock, which provides these holders with demand and piggyback registration rights.

On June 30, 1998, we raised $2,595,000 through the issuance of convertible subordinated notes due 2007. We redeemed all of these notes on July 1, 1999 in exchange for 2.7 million shares of our common stock at $0.86 per share. The holders of these notes included Michael Dell, John Kraft, whose directly-controlled entity, Kraft Enterprises Ltd., was issued a note, John Landry, John Oltman and Paul Yovovich.

On July 16, 1999, we sold an aggregate of 212,165 shares of Series A convertible preferred stock to a number of our advisors, for an aggregate price of $1.5 million. The purchasers of stock on July 16, 1999 included Judith Hamilton, John Kraft, John Landry, John Oltman, Paul Yovovich and DBV Investments, L.P., an entity affiliated with MSD Capital, L.P., a private investment firm for Michael Dell.

ZixIt Corporation retained us in February 1999 to architect, design and develop a signature server and two related products. For the nine-month period ended September 30, 1999, fees under this engagement represented 37% of our total revenues. Mark Tebbe, our chairman of the board, became a member of ZixIt's board of directors in March 1999. In connection with the completion of our engagement by ZixIt in the three-month period ended December 31, 1999, we issued to ZixIt an option to purchase up to 400,000 shares of our common stock at an exercise price of $7.00 per share. Pursuant to an agreement executed simultaneously with this grant, we have an option to purchase up to 166,666 shares of ZixIt's common stock at an exercise price of $7.625 per share. The number of shares of common stock issuable upon exercise of either of these options will not exceed a number of shares having a fair market value at the time of exercise of $12.0 million in the aggregate. ZixIt and we have agreed not to transfer any of the shares issuable upon exercise of our respective options until after the earlier of 180 days from the date of this prospectus and certain changes of control of us or ZixIt.

In December 1999, we entered into an agreement with Dell USA, L.P., a subsidiary of Dell Computer Corporation, and some of our officers, advisors and other stockholders regarding the sale of shares of our common stock. Under this agreement, Dell purchased 1.0 million shares of our common stock from us and 1.0 million shares from Mark Tebbe and some family trusts for a purchase price of $11.00 per share. In conjunction with this agreement, some of our officers, directors and other stockholders also purchased an aggregate of 510,186 shares from us at the same price, the majority of which were acquired pursuant to contractual preemptive rights. These preemptive rights will terminate upon completion of this offering. The closing of these purchases occurred on December 10, 1999 and January 10, 2000. We also have entered into a master services agreement that contemplates Dell providing us with at least $40.0 million of total revenues over a five-year period. Dell may terminate the agreement after three years, and the guaranteed revenues for the first three years would be $15 million. We believe this agreement is on customary business terms.

PRINCIPAL STOCKHOLDERS

The following table contains information regarding the beneficial ownership of our common stock as of January 25, 2000, and as adjusted to reflect the sale of our common stock in this offering, by:

- each person or group of affiliated persons known by us to beneficially own more than 5% of the outstanding shares of our common stock;
- each of our directors;
- each executive officer; and
- all of our directors and executive officers as a group.

Unless otherwise indicated below the persons in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them. Beneficial ownership is determined in accordance with the rules of the SEC. The number of shares beneficially owned by a person and the percentage ownership of that person includes shares of our common stock subject to options held by that person that are currently exercisable or exercisable on or before March 25, 2000, as disclosed in the ''Options to purchase shares included in beneficial ownership'' column.

Unless otherwise indicated, the address of each person who beneficially owns 5% or more of our common stock is c/o Lante Corporation, 161 North Clark Street, Suite 4900, Chicago, Illinois 60601.

Name and Address	Number of shares of common stock beneficially owned prior to and after this offering	Percentage of voting power owned		Options to purchase shares included in beneficial ownership
		Prior to offering	After offering	
Executive officers and directors:				
Mark Tebbe	13,020,500	37.8%	34.6%	—
C. Rudy Puryear(1)	2,445,000	7.1	6.5	—
Brian Henry(2)	325,000	*	*	—
Marvin Richardson	20,000	*	*	—
Rick Gray	110,000	*	*	25,000
Marla Mellies	87,084	*	*	15,626
Pantelis Georgiadis(3)	—	—	—	—
Paul Carbery(4)	5,391,532	15.6	14.3	—
James Cowie(4)	5,391,532	15.6	14.3	—
Judith Hamilton	235,495	*	*	—
John Landry	533,899	1.5	1.4	83,333
John Kraft(5)	661,006	1.9	1.8	—
John Oltman(6)	1,082,638	3.1	2.9	—
Paul Yovovich	658,213	1.9	1.8	1,333
Five percent stockholders:				
Frontenac Company VII LLC(7)	5,391,532	15.6	14.3	—
John Meyer(8)	2,931,250	8.5	7.8	16,875
Dell USA L.P.(9)	3,414,428	9.9	9.1	—
Michael Dell(10)	4,051,204	11.7	10.8	
All executive officers and directors as a group:				
(13 people)	24,570,367	71.0	65.1	125,292

*less than 1%.

(1) Includes 80,000 shares in the aggregate held by family members of Mr. Puryear. Mr. Puryear disclaims beneficial ownership of these 80,000 shares.

(2) Represents 325,000 shares held by BRH Wynstone Limited Partnership, an entity of which Mr. Henry is a general partner.

(3) Mr. Georgiadis' employment was terminated as of September 10, 1999.

(4) Represents 5,134,456 shares held by Frontenac VII Limited Partnership and 257,076 shares held by Frontenac Masters VII Limited Partnership. Mr. Cowie and Mr. Carbery are each a member of Frontenac Company VII LLC, which is the sole general partner of Frontenac VII Limited Partnership and Frontenac Masters VII Limited Partnership. As a result, Mr. Cowie and Mr. Carbery may each be deemed to have beneficial ownership of the shares held by Frontenac VII Limited Partnership and Frontenac Masters VII Limited Partnership. Mr. Cowie and Mr. Carbery each disclaim beneficial ownership of these shares, except to the extent of their pecuniary interests.

(5) Includes 300,000 shares held by Kraft Enterprises Ltd., an entity directly controlled by Mr. Kraft.

(6) Represents 1,033,134 shares held by JRO Consulting, Inc., a corporation controlled by Mr. Oltman, and 49,504 shares held by the John R. Oltman Charitable Foundation.

(7) Includes 5,134,456 shares held by Frontenac VII Limited Partnership and 257,076 shares held by Frontenac Masters VII Limited Partnership. Frontenac Company VII LLC is the sole general partner of both limited partnerships. The address of Frontenac Company VII LLC is 135 South LaSalle Street, Suite 3800 Chicago, Illinois 60603.

(8) Includes 2,425,000 shares held by trusts for the benefit of family members of Mark Tebbe, of which Mr. Meyer serves as trustee. Mr. Meyer disclaims beneficial ownership of these 2,425,000 shares. Also includes 3,636 shares in the aggregate held by family members of Mr. Meyer.

(9) Does not include 600,000 shares held by Michael Dell, individually, and 36,776 shares held by DBV Investments, L.P., an entity affiliated with MSD Capital, L.P., the private investment firm for Mr. Dell. Dell USA L.P. does not have any ownership interest in, or voting or investment power with respect to, shares owned by DBV Investments, L.P. or Michael Dell. The address of Dell USA L.P. is One Dell Way, Round Rock, Texas 78682.

(10) Includes 600,000 shares held by Michael Dell individually, 36,776 shares held by DBV Investments, L.P., an entity affiliated with MSD Capital, L.P., the private investment firm for Mr. Dell, and 3,414,428 shares held by Dell USA L.P., a wholly-owned subsidiary of Dell Computer Corporation. Mr. Dell is the chairman, chief executive officer and a principal stockholder of Dell Computer Corporation. Mr. Dell disclaims beneficial ownership of the shares held by Dell USA L.P.

DESCRIPTION OF CAPITAL STOCK

General

The following summary describes the material terms of our capital stock and is subject to, and qualified by, applicable law and the provisions of our certificate of incorporation and bylaws. We filed these organizational documents as exhibits to the registration statement of which this prospectus is a part.

Our certificate of incorporation authorizes us to issue 160,000,000 shares of capital stock, of which 150,000,000 shares are designated common stock and 10,000,000 shares are designated preferred stock. We currently have outstanding 27,417,809 shares of common stock and 3,536,069 shares of Series A convertible preferred stock. After giving effect to this offering and the conversion of all outstanding preferred stock simultaneously with the consummation of the offering, there will be outstanding 37,589,947 shares of common stock and no shares of preferred stock. We also have reserved an aggregate of 13,478,702 shares of common stock for issuance (1) under our 1998 stock option plan and our stock purchase plan and (2) upon exercise of our outstanding warrants.

Common Stock

Voting Rights

Holders of our common stock are entitled to one vote per share. Subject to any voting rights granted to holders of any preferred stock, a majority of the votes entitled to be cast by all holders of our common stock will generally be required to approve matters voted on by our stockholders. Amendments to our certificate of incorporation that would change and adversely affect the powers, preferences or rights of our stock also must be approved by a majority of the votes entitled to be cast by the holders of the adversely affected shares, voting as a separate class.

Dividends

Subject to the rights of holders of any outstanding preferred stock, the holders of outstanding shares of our common stock will share ratably on a per share basis in any dividends declared from time to time by our board.

Other Rights

Subject to the rights of holders of any outstanding preferred stock, upon our liquidation, dissolution or winding up, we will distribute any assets legally available for distribution to our stockholders, ratably among the holders of our common stock outstanding at that time. All shares of our common stock currently outstanding are, and all shares of our common stock offered by us in this offering, when duly issued and paid for, will be, fully paid, nonassessable and not subject to redemption.

Preferred Stock

Upon the consummation of this offering, all of our currently outstanding preferred stock will be converted into shares of our common stock. Therefore, the following information pertains to any preferred stock that we may issue in the future pursuant to our certificate of incorporation.

Our board of directors, without stockholder approval, may issue preferred stock in one or more series from time to time and fix or alter the designations, relative rights, priorities, preferences, qualifications, limitations and restrictions of the shares of each series, to the extent that those are not fixed in our certificate of incorporation. The rights, preferences, limitations and restrictions of different series of preferred stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions and other matters. Our board may authorize the issuance of preferred stock which ranks senior to our common stock with respect to the payment of dividends and the

distribution of assets on liquidation. In addition, our board can fix the limitations and restrictions, if any, upon the payment of dividends on common stock to be effective while any shares of preferred stock are outstanding.

The ability to authorize the issuance of our undesignated preferred stock allows the board the option to render more difficult or to discourage an attempt to obtain control of us by means of a tender offer, proxy contest, merger or otherwise, and thereby to protect the continuity of our management. The issuance of this preferred stock pursuant to the board's authority may adversely affect the rights of the holders of our common stock. For example, preferred stock issued by us may rank prior to our common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of our common stock. Accordingly, the issuance of shares of preferred stock may discourage bids for our common stock or may otherwise adversely affect the market price of our common stock. We have no present intention to issue shares of preferred stock.

Delaware Anti-Takeover Law

We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, this section prohibits a publicly held Delaware corporation from engaging in a ''business combination'' with an ''interested stockholder'' for a period of three years after the date of the transaction in which the person becomes an interested stockholder, unless:

- prior to the date at which the stockholder became an interested stockholder the board of directors approved either the business combination or the transaction in which the person became an interested stockholder;
- the stockholder acquires more than 85% of the outstanding voting stock of the corporation, excluding shares held by directors who are officers or held in certain employee stock plans, upon consummation of the transaction in which the stockholder becomes an interested stockholder; or
- the business combination is approved by the board of directors and by two-thirds of the outstanding voting stock of the corporation, excluding shares held by the interested stockholder, at a meeting of the stockholders, and not by written consent, held on or subsequent to the date of the business combination.

An ''interested stockholder'' is a person who, together with affiliates and associates, owns, or at any time within the prior three years did own, 15% or more of the corporation's voting stock. A ''business combination'' includes, without limitation, mergers, consolidations, stock sales and asset-based transactions and other transactions resulting in a financial benefit to the interested stockholder.

Anti-Takeover Effects of Charter and Bylaw Provisions

Our certificate of incorporation and bylaws contain a number of provisions relating to corporate governance and to the rights of our stockholders. These provisions may be deemed to have a potential ''anti-takeover'' effect in that these provisions may delay, defer or prevent a change in control of us. These provisions include:

- a requirement that stockholder action may be taken only at stockholder meetings and not by written consent;
- notice requirements relating to nominations to our board and to the raising of business matters at stockholder meetings;
- a requirement that special meetings of stockholders can only be called by our president, chief executive officer, chairman or a majority of our board of directors; and
- the classification of our board of directors into three classes, with directors serving for staggered three-year terms.

Registration Rights

The following is a description of the registration rights of our existing stockholders.

Demand Rights

The following groups of stockholders have demand registration rights pursuant to a registration agreement, dated June 17, 1999:

- Mark Tebbe, along with his parents, descendants and other direct lineage;
- Frontenac VII Limited Partnership and Dell USA, L.P., collectively; and
- a number of our non-employee advisor stockholders, collectively.

The holders of a majority of the stock held by any one of these groups may request registration under the Securities Act for all or any of their securities at any time following this offering. A majority of any of these groups is entitled to request two long form demand registrations in which we will pay all registration expenses and unlimited long form registrations in which the security holders each pay their share of registration expenses. Additionally, a majority of any of these groups is entitled to request unlimited short form registrations in which we will pay all registration expenses. We are not obligated to effect any demand registration within 90 days after the effective date of a previous demand registration for an underwritten offering. We may postpone the filing or effectiveness of a registration statement in connection with a demand registration for up to 90 days if the board of directors determines that such demand registration is adverse to our best interests generally or to any of our specific plans.

Pursuant to a registration rights agreement dated November 24, 1999, ZixIt Corporation has demand registration rights covering up to 400,000 shares which it may acquire pursuant to an option granted by us in November 1999. ZixIt may request three demand registrations, but may not request a demand registration more frequently than once in any consecutive 12 month period. ZixIt will bear the expenses for these registrations. We are not obligated to effect any demand registration within 90 days after the effective date of a previous demand registration for an underwritten offering. We may postpone the filing or effectiveness of a registration statement in connection with a demand registration for up to 90 days if the board of directors determines that the demand registration is adverse to our best interests generally or to any of our specific plans.

Pursuant to a letter agreement dated September 28, 1999, we granted Rudy Puryear registration rights requiring that we file a Form S-8 registration statement, including a resale prospectus as necessary, to allow Mr. Puryear to resell 2,400,000 of his shares at the same time and in the same amount as would be available under Rule 144 had Mr. Puryear not acquired his shares pursuant to a secured loan.

Piggyback Rights

Aside from this offering, whenever we propose to register any of our securities under the Securities Act, we must give prompt written notice to all members of the groups described above of the registration, and must include in the registration all securities of these groups which are requested for inclusion in the registration. We will pay the registration expenses, other than underwriting commissions and the pro-rata amount of expenses attributable to ZixIt, if applicable, for these piggyback rights. If the number of securities which can be offered in a registration is limited, the priority for the inclusion of shares proposed to be included in such registration is determined according to the registration agreement and the registration rights agreement. No person will be allowed to participate in any offering which is underwritten unless the person agrees to sell on the same basis as is provided in any applicable underwriting arrangements.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is LaSalle Bank National Association.

SHARES ELIGIBLE FOR FUTURE SALE

There will be 37,589,947 shares of our common stock outstanding immediately after this offering. The 3,100,000 shares being sold in this offering are freely tradable without restriction unless held by an ''affiliate'' as that term is defined in Rule 144 under the Securities Act. The remaining 34,489,947 outstanding shares of our common stock will continue to be ''restricted securities'' under the Securities Act. These shares have not been registered under the Securities Act and, therefore, may not be sold unless registered under the Securities Act or sold pursuant to an exemption from registration, including the exemption provided by Rule 144.

Lock-Up Agreements

Our directors and executive officers and all of our existing stockholders have agreed with the underwriters that, for a period ending 180 days from the date of this prospectus, they will not, subject to limited exceptions, offer, sell, transfer or dispose of, directly or indirectly, any shares of our common stock, or any securities convertible into or exercisable for shares our common stock, except with the prior written consent of Credit Suisse First Boston Corporation. Credit Suisse First Boston Corporation has advised us that it has no present intention to, and has not been advised of any circumstances that would lead it to, grant an early release of this restriction.

As a result of these contractual restrictions, notwithstanding possible earlier eligibility for sale under the provisions of Rules 144, 144(k) and 701 of the Securities Act discussed below, shares subject to these lock-up agreements will not be salable until the agreements expire or unless prior written consent is received from Credit Suisse First Boston Corporation. Any early waiver of the lock-up agreements by the underwriters, which, if granted, could permit sales of a substantial number of shares and could adversely affect the trading price of our shares, may not be accompanied by an advance public announcement by us.

Taking into account these lock-up agreements and the status of the shares under Rules 144, 144(k) and 701, and subject in some cases to the volume and manner of sale limitations of Rule 144 discussed below:

- 30,777,327 restricted shares will be eligible for sale immediately after the expiration of the lock-up agreements;
- 430,000 restricted shares will be eligible for sale in September 2000;
- 300,000 restricted shares will be eligible for sale in October 2000;
- 136,458 restricted shares will be eligible for sale in November 2000;
- 510,186 restricted shares will be eligible for sale in December 2000; and
- 2,335,976 restricted shares will be eligible for sale in January 2001.

Rule 144

In general, under Rule 144, beginning 90 days after the date of this prospectus, a person, or persons whose shares are aggregated, who has beneficially owned ''restricted shares'' for at least one year, including a person who may be deemed our ''affiliate,'' would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

- one percent of the number of shares of our common stock then outstanding; or
- the average weekly trading volume of our common stock or the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. We are unable to estimate accurately the number of

restricted shares that will be sold under Rule 144 because this will depend in part on the market price of our common stock, the personal circumstances of our stockholders and other factors.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the 90 days preceding a sale, and who has beneficially owned for at least two years the shares proposed to be sold, would be entitled to sell those shares under Rule 144(k) without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, subject to the lock-up agreements, ‘‘144(k) shares’’ may be sold upon completion of this offering.

Rule 701

Beginning 90 days after the date of this prospectus, 3,466,832 shares of common stock issuable upon exercise of the options granted by us prior to January 1, 2000 will be eligible for sale in the public market pursuant to Rule 701 under the Securities Act, subject to the lock-up agreements. In general, Rule 701 permits resales of shares issued pursuant to certain compensatory benefit plans and contracts commencing 90 days after the issuer becomes subject to the reporting requirements of the Securities Exchange Act of 1934 in reliance upon Rule 144, but without having to comply with the public information, holding period, volume limitation and notice provisions in Rule 144.

Registration Statements on Form S-8

Following this offering, we intend to file under the Securities Act one or more registration statements on Form S-8 to register all of the shares of our common stock:

- issuable upon exercise of outstanding options granted pursuant to our 1998 stock option plan;
- reserved for future option grants pursuant to individual option agreements or our 1998 stock option plan;
- that we intend to offer for sale to our employees pursuant to our employee stock purchase plan; and
- owned by Rudy Puryear in order to provide him with the resale rights agreed to by us.

We expect these registration statements to become effective upon filing with the SEC. Shares covered by these registration statements will be freely tradable, subject to vesting provisions and, in the case of affiliates only, to the restrictions of Rule 144, other than the holding period requirement. These shares will also be subject to expiration of the lock-up agreements with the underwriters.

U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a general discussion of the principal U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by a Non-U.S. Holder. As used in this prospectus, the term ‘‘Non-U.S. Holder’’ is a person that is not:

- a citizen or individual resident of the United States for U.S. federal income tax purposes;
- a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or of any political subdivision of the United States;
- an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or
- a trust, in general, if it is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons.

An individual may, subject to certain exceptions, be treated as a resident of the United States for U.S. federal income tax purposes, instead of a nonresident, by, among other things, being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year—counting for these purposes all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year. Residents are subject to U.S. federal taxes as if they were U.S. citizens.

This discussion does not consider:

- U.S. state and local or non-U.S. tax consequences;
- specific facts and circumstances that may be relevant to a particular Non-U.S. Holder's tax position, including, if the Non-U.S. Holder is a partnership, that the U.S. tax consequences of holding and disposing of our common stock may be affected by certain determinations made at the partner level;
- the tax consequences for the shareholders, partners or beneficiaries of a Non-U.S. Holder;
- special tax rules that may apply to certain Non-U.S. Holders, including without limitation, banks, insurance companies, dealers in securities and traders in securities; or
- special tax rules that may apply to a Non-U.S. Holder that holds our common stock as part of a "straddle," "hedge" or "conversion transaction".

The following discussion is based on provisions of the U.S. Internal Revenue Code of 1986, applicable Treasury regulations, and administrative and judicial interpretations, all as of the date of this prospectus, and all of which may change, retroactively or prospectively. The following summary is for general information. Accordingly, each Non-U.S. Holder should consult a tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax consequences of acquiring, holding and disposing of shares of our common stock.

Dividends

We do not anticipate paying cash dividends on our common stock in the foreseeable future. In the event, however, that dividends are paid on shares of common stock, dividends paid to a Non-U.S. Holder of common stock generally will be subject to withholding of U.S. federal income tax at a 30% rate, or a lower rate as may be provided by an applicable income tax treaty. Canadian holders of the common stock, for example, will generally be subject to a reduced rate of 15% under the Canada-U.S. Income Tax Treaty. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

Dividends that are effectively connected with a Non-U.S. Holder's conduct of a trade or business in the United States or, if an income tax treaty applies, attributable to a permanent establishment, or in the case of an individual, a "fixed base," in the United States, as provided in that treaty ("U.S. trade or business income"), are generally subject to U.S. federal income tax on a net income basis at regular graduated rates, but are not generally subject to the 30% withholding tax if the Non-U.S. Holder files the appropriate U.S. Internal Revenue Service form with the payor. Any U.S. trade or business income received by a Non-U.S. Holder that is a corporation may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or a lower rate as specified by an applicable income tax treaty.

Dividends paid prior to 2001 to an address in a foreign country are presumed, absent actual knowledge to the contrary, to be paid to a resident of that country for purposes of the withholding discussed above and for purposes of determining the applicability of a tax treaty rate. For dividends paid after December 31, 2000:

- a Non-U.S. Holder of common stock who claims the benefit of an applicable income tax treaty rate generally will be required to satisfy applicable certification and other requirements;

- in the case of common stock held by a foreign partnership, the certification requirement will generally be applied to the partners of the partnership and the partnership will be required to provide certain information, including a U.S. taxpayer identification number; and
- look-through rules will apply for tiered partnerships.

A Non-U.S. Holder of common stock that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS.

Gain on Disposition of Common Stock

A Non-U.S. Holder generally will not be subject to U.S. federal income tax in respect of gain recognized on a disposition of common stock unless:

- the gain is U.S. trade or business income, in which case, the branch profits tax described above may also apply to a corporate Non-U.S. Holder;
- the Non-U.S. Holder is an individual who holds the common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code, is present in the United States for more than 182 days in the taxable year of the disposition and meets other requirements;
- the Non-U.S. Holder is subject to tax pursuant to the provisions of the U.S. tax law applicable to some U.S. expatriates; or
- we are or have been a ''U.S. real property holding corporation'' for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the Non-U.S. Holder held our common stock.

Generally, a corporation is a ''U.S. real property holding corporation'' if the fair market value of its ''U.S. real property interests'' equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in trade or business. We believe that we have not been, are not currently, and do not anticipate becoming, a ''U.S. real property holding corporation,'' and thus we believe that the effects which could arise if we were ever a ''U.S. real property holding corporation'' will not apply to a Non-U.S. Holder whose holdings, direct and indirect, at all times during the applicable period, constituted 5% or less of our common stock, provided that our common stock was regularly traded on an established securities market.

Federal Estate Tax

Common stock owned or treated as owned by an individual who is a Non-U.S. Holder at the time of death will be included in the individual's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise and, therefore, may be subject to U.S. federal estate tax.

Information Reporting and Backup Withholding Tax

We must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to that holder and the tax withheld with respect to those dividends. Copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder is a resident under the provisions of an applicable income tax treaty or agreement.

Under some circumstances, U.S. Treasury Regulations require information reporting and backup withholding at a rate of 31% on certain payments on common stock. Under currently applicable law, Non-U.S. Holders of common stock generally will be exempt from these information reporting requirements and from backup withholding on dividends prior to 2001 to an address outside the United States. For dividends paid after

December 31, 2000, however, a Non-U.S. Holder of common stock that fails to certify its Non-U.S. Holder status in accordance with applicable U.S. Treasury Regulations may be subject to backup withholding at a rate of 31% on payments of dividends.

The payment of the proceeds of the disposition of common stock by a holder to or through the U.S. office of a broker through a non-U.S. branch of a U.S. broker generally will be subject to information reporting and backup withholding at a rate of 31% unless the holder either certifies its status as a Non-U.S. Holder under penalties of perjury or otherwise establishes an exemption. The payment of the proceeds of the disposition by a Non-U.S. Holder of common stock to or through a non-U.S. office of non-U.S. broker will not be subject to backup withholding or information reporting unless the non-U.S. broker is a ''U.S. related person.'' In the case of the payment of proceeds from the disposition of common stock by or through a non-U.S. office of a broker that is a U.S. person or a ''U.S. related person,'' information reporting, but currently not backup withholding, on the payment applies unless the broker receives a statement from the owner, signed under penalty of perjury, certifying its non-U.S. status or the broker has documentary evidence in its files that the holder is a Non-U.S. Holder and the broker has no actual knowledge to the contrary. For this purpose, a ''U.S. related person'' is:

- a ''controlled foreign corporation'' for U.S. federal income tax purposes;
- a foreign person, 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment, or for such part of the period that the broker has been in existence, is derived from activities that are effectively connected with the conduct of a U.S. trade or business; or
- effective after December 31, 2000, a foreign partnership if, at any time during the taxable year, (A) at least 50% of the capital or profits interest in the partnership is owned by U.S. persons or (B) the partnership is engaged in a U.S. trade or business.

Effective after December 31, 2000, backup withholding may apply to the payment of disposition proceeds by or through a non-U.S. office of a broker that is a U.S. person or a ''U.S. related person'' unless certification requirements are satisfied or an exemption is otherwise established and the broker has no actual knowledge that the holder is a U.S. person. Non-U.S. Holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them, including changes to these rules that will become effective after December 31, 2000.

Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be refunded, or credited against the holder's U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement, dated , 2000, we have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston Corporation, Deutsche Banc Securities Inc., Thomas Weisel Partners LLC and Friedman, Billings, Ramsey & Co., Inc. are acting as representatives, the following respective numbers of shares of our common stock:

Underwriters	Number of shares
Credit Suisse First Boston Corporation	
Deutsche Bank Securities Inc.	
Thomas Weisel Partners LLC	
Friedman, Billings, Ramsey & Co., Inc.	
Total	3,100,000

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in this offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering of common stock may be terminated.

We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 465,000 additional shares of our common stock at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to the selling group members at that price less a concession of $ per share. The underwriters and the selling group members may allow a discount of $ per share on sales to other broker/dealers. After the initial public offering, the public offering price and concession and discount to dealers may be changed by the representatives.

The following table summarizes the underwriting compensation and estimated expenses we will pay.

	Per Share		Total	
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting discounts and commissions paid by us	$	$	$	$
Expenses payable by us	$ 0.65	$ 0.56	$2,000,000	$2,000,000

The underwriters have informed us that they do not expect discretionary sales to exceed 5% of the shares of common stock being offered.

We, our executive officers and directors and all of our existing stockholders have agreed, subject to limited exceptions, not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any additional shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock or

publicly disclose the intention to make an offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus, except in our case for grants of employee stock options pursuant to the terms of any plan in effect on the date of this prospectus, issuances of securities pursuant to the exercise of employee stock options outstanding on the date of this prospectus, employee stock purchases pursuant to the terms of any plan in effect on the date of this prospectus, the issuance of shares pursuant to the exercise of any warrants outstanding on the date of this prospectus and the filing of a Form S-8 registration statement.

The underwriters have reserved for sale, at the initial public offering price, up to 155,000 shares of common stock for our employees and some other persons associated with us who have expressed an interest in purchasing common stock in the offering. The number of shares of common stock available for sale to the general public in the offering will be reduced to the extent these persons purchase these reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

We have agreed to indemnify the underwriters against liabilities under the Securities Act or contribute to payments which the underwriters may be required to make in that respect.

Our common stock has been aproved for listing on The Nasdaq National Market under the symbol "LNTE."

Thomas Weisel Partners LLC, one of the representatives of the underwriters, was organized and registered as a broker-dealer in December 1998. Since December 1998, Thomas Weisel Partners LLC has acted as lead-manager or co-manager on numerous public offerings of equity securities. Thomas Weisel Partners LLC does not have any material relationship with us or any of our officers, directors or other controlling persons, except with respect to its contractual relationship with us under the underwriting agreement entered into in connection with this offering.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiation between us and the representatives, and may not reflect the market price for our common stock that may prevail following this offering. We will consider, among others, the following principal factors in determining the initial public offering price:

- the information in this prospectus and otherwise available to the representatives;
- market conditions for initial public offerings;
- the history of and prospects for the industry in which we will compete;
- our past and present operations;
- our past and present earnings and current financial position;
- the ability of our management;
- our prospects for future earnings;
- the present state of our development and our current financial condition;
- the recent prices of, and the demand for, publicly traded common stock of generally comparable companies; and
- the general condition of the securities markets at the time of this offering.

We can offer no assurance that the initial public offering price will correspond to the price at which our common stock will trade in the public market subsequent to this offering or that an active trading market for our common stock will develop and continue after this offering.

The representatives may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

- Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position.
- Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.
- Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.
- Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by that syndicate member is purchased in a syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of our common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are effected. Accordingly, any resale of the common stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

Each purchaser of the common stock in Canada who receives a purchase confirmation will be deemed to represent to us and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase our common stock without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, that such purchaser is purchasing as principal and not as agent, and (iii) such purchaser has reviewed the text above under ‘‘Resale Restrictions.’’

Rights of Action (Ontario Purchasers)

The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

Enforcement of Legal Rights

All of the issuer’s directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

Notice to British Columbia Residents

A purchaser of common stock to whom the *Securities Act* (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any common stock acquired by such purchaser pursuant to this offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one such report must be filed in respect of shares of our common stock acquired on the same date and under the same prospectus exemption.

Taxation and Eligibility for Investment

Canadian purchasers of the common stock should consult their own legal and tax advisors about the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

Katten Muchin Zavis, Chicago, Illinois will pass upon the validity of this offering of our common stock for us. Cravath, Swaine & Moore, New York, New York has represented the underwriters in this offering.

EXPERTS

The consolidated financial statements as of December 31, 1997 and 1998 and September 30, 1999 and for each of the three years in the period ended December 31, 1998 and the nine months ended September 30, 1999, included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement on Form S-1 we filed with the SEC. This prospectus does not contain all of the information contained in the registration statement and all of its exhibits and schedules. For further information about us, please see the complete registration statement. Summaries of agreements or other documents in this prospectus are not necessarily complete. Please refer to the exhibits to the registration statement for complete copies of these documents.

You may read and copy our registration statement and all of its exhibits and schedules at the following SEC public reference rooms:

450 Fifth Street, N.W.	Seven World Trade Center	Citicorp Center
Judiciary Plaza	Suite 1300	500 West Madison Street
Room 1024	New York, NY 10048	Suite 1400
Washington, D.C. 20549		Chicago, IL 60661

You may obtain information on the operation of the SEC public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330. The registration statement is also available from the SEC's web site at http://www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically.

We intend to furnish our stockholders with annual reports containing financial statements audited by an independent public accounting firm and make available to our stockholders quarterly reports for the first three quarters of each fiscal year containing interim unaudited financial information.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Accountants

December 6, 1999

To the Board of Directors and Stockholders of
Lante Corporation

In our opinion, the accompanying consolidated balance sheets of Lante Corporation (the ''Company'') and the related consolidated statements of operations, of stockholders' equity (deficit) and of cash flows present fairly, in all material respects, the financial position of the Company at December 31, 1997 and 1998 and September 30, 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998 and the nine months ended September 30, 1999, in conformity with generally accepted accounting principles. These consolidated financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICEWATERHOUSECOOPERS LLP

Chicago, Illinois

LANTE CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Year ended December 31,			Nine months ended September 30,	
	1996	1997	1998	1998	1999
				(Unaudited)	
Revenues	$ 8,640	$11,134	$15,369	$11,128	$13,364
Related party revenues—ZixIt Corporation (Note 9)	—	—	—	—	7,979
Total revenues	8,640	11,134	15,369	11,128	21,343
Operating expenses:					
Professional services	4,381	6,175	7,001	5,170	11,263
Selling, general and administrative	4,019	4,722	6,803	4,893	10,711
Amortization of deferred compensation	—	—	—	—	484
Total operating expenses	8,400	10,897	13,804	10,063	22,458
Income (loss) from operations	240	237	1,565	1,065	(1,115)
Interest (expense) income, net	(19)	(20)	(1)	(12)	353
Income (loss) before income taxes	221	217	1,564	1,053	(762)
Income tax (provision) benefit	(1)	(4)	(8)	(5)	549
Net income (loss)	220	213	1,556	1,048	(213)
Dividends and accretion on mandatorily redeemable preferred stock	—	—	—	—	(521)
Net income (loss) available to common stockholders	$ 220	$ 213	$ 1,556	$ 1,048	$ (734)
Net income (loss) per common share, basic and diluted	$ 0.01	$ 0.01	$ 0.08	$ 0.05	$ (0.03)
Unaudited pro forma data (Note 2):					
Net income (loss) per common share, basic and diluted	$ 0.01	$ 0.01	$ 0.04	$ 0.03	$ (0.06)
Weighted average shares outstanding, basic and diluted	20,250	20,167	20,607	20,384	22,113

The accompanying notes are an integral part of these consolidated financial statements.

LANTE CORPORATION

CONSOLIDATED BALANCE SHEETS
(In thousands, except per share data)

	December 31, 1997	December 31, 1998	September 30, 1999
Assets			
Current assets:			
Cash and cash equivalents	$ 850	$3,377	$13,206
Trade accounts receivable (net of allowance of $216, $313 and $801 at December 31, 1997, 1998 and September 30, 1999, respectively)	2,338	3,088	4,672
Trade accounts receivable—related party	—	—	1,976
Deferred income taxes	—	—	842
Other current assets	34	103	564
Total current assets	3,222	6,568	21,260
Property and equipment, net	597	682	2,312
Other assets	74	70	3,698
Total assets	$3,893	$7,320	$27,270
Liabilities and Stockholders' Equity (Deficit)			
Current liabilities:			
Accounts payable	$ 154	$ 328	$ 1,928
Accrued compensation and related costs	1,120	1,284	2,297
Notes payable	800	8	—
Deferred revenues	599	62	762
Deferred revenues—related party	—	—	842
Other current liabilities	5	6	391
Current portion of note payable—redeemed shares	—	—	1,002
Total current liabilities	2,678	1,688	7,222
Long-term notes payable, net of current portion	350	16	—
Subordinated convertible debt	—	2,644	—
Other noncurrent liabilities	68	57	303
Noncurrent portion of note payable—redeemed shares	—	—	2,005
Total liabilities	3,096	4,405	9,530
Commitments and contingencies			
Mandatorily redeemable preferred stock			
Series A convertible preferred stock, $0.01 par value; 4,243 shares allocated and 3,536 shares issued and outstanding as of September 30, 1999	—	—	25,334
Stockholders' equity (deficit):			
Preferred stock, $0.01 par value; 10 shares authorized as of December 31, 1997 and 1998, 10,000 shares authorized as of September 30, 1999; none issued and outstanding as of December 31, 1997 and 1998; 4,243 shares allocated to Series A convertible preferred stock as of September 30, 1999	—	—	—
Common stock, $0.01 par value; none authorized, issued or outstanding at December 31, 1997 and 1998, 50,000 authorized, 25,023 shares issued and outstanding at September 30, 1999	—	—	250
Common stock Class A, $0.01 par value, 10,041 and 10,191 shares issued and outstanding at December 31, 1997 and 1998; none authorized, issued and outstanding at September 30, 1999	100	102	—
Common stock Class B, $0.01 par value, 10,041 and 12,291 shares issued and outstanding at December 31, 1997 and 1998; none authorized, issued and outstanding at September 30, 1999	100	123	—
Additional paid in capital	20	577	5,263
Retained earnings (deficit)	577	2,113	(7,237)
Deferred compensation	—	—	(2,599)
Note receivable—stockholder	—	—	(3,271)
Total stockholders' equity (deficit)	797	2,915	(7,594)
Total liabilities and stockholders' equity	$3,893	$7,320	$27,270

The accompanying notes are an integral part of these consolidated financial statements.

LANTE CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
(In thousands)

	Common stock										
	Shares			Par value			Additional paid in capital	Retained earnings (deficit)	Deferred Compen-sation	Note receivable stockholder	Total stockholders' equity (deficit)
	Common	Class A	Class B	Common	Class A	Class B					
Balance at December 31, 1995	68	—	—	$ 1	$ —	$—	$ 236	$ 244	$ —	$ —	$ 481
Conversion of common shares to Class A and B common stock (15 for 1)	(68)	1,012	1,012	(1)	10	10	(19)	—	—	—	—
Common stock split (5 for 1)	—	4,050	4,050	—	40	40	(80)	—	—	—	—
Common stock split (2 for 1)	—	5,063	5,063	—	51	51	(102)	—	—	—	—
Net income	—	—	—	—	—	—	—	220	—	—	220
Dividends	—	—	—	—	—	—	—	(100)	—	—	(100)
Balance at December 31, 1996	—	10,125	10,125	—	101	101	35	364	—	—	601
Net income	—	—	—	—	—	—	—	213	—	—	213
Redemption of common stock	—	(84)	(84)	—	(1)	(1)	(15)	—	—	—	(17)
Balance at December 31, 1997	—	10,041	10,041	—	100	100	20	577	—	—	797
Redemption of common stock—Class A and B	—	(150)	(150)	—	(1)	(1)	(30)	—	—	—	(32)
Issuance of common stock—Class A and B	—	300	1,200	—	3	12	322	—	—	—	337
Exercise of stock options and issuance of restricted shares	—	—	1,200	—	—	12	258	—	—	—	270
Amortization of compensation expense	—	—	—	—	—	—	7	—	—	—	7
Net income	—	—	—	—	—	—	—	1,556	—	—	1,556
Dividends	—	—	—	—	—	—	—	(20)	—	—	(20)
Balance at December 31, 1998	—	10,191	12,291	—	102	123	577	2,113	—	—	2,915
Conversion of Class A and Class B common stock to one class of common shares	22,481	(10,191)	(12,291)	225	(102)	(123)	—	—	—	—	—
Redemption of common stock	(4,460)	—	—	(45)	—	—	(4,916)	(4,567)	—	—	(9,528)
Issuance of common stock	2,830	—	—	28	—	—	4,157	—	—	(3,271)	914
Conversion of debt to common stock	2,700	—	—	27	—	—	2,667	—	—	—	2,694
Exercise of stock options	1,472	—	—	15	—	—	333	—	—	—	348
Preferred stock dividends and accretion	—	—	—	—	—	—	(521)	—	—	—	(521)
Deferred compensation	—	—	—	—	—	—	2,966	—	(2,966)	—	—
Amortization of compensation expense	—	—	—	—	—	—	—	—	367	—	367
Net loss	—	—	—	—	—	—	—	(213)	—	—	(213)
Dividends	—	—	—	—	—	—	—	(4,570)	—	—	(4,570)
Balance at September 30, 1999	25,023	—	—	$250	$ —	$—	$5,263	$(7,237)	$(2,599)	$(3,271)	$(7,594)

The accompanying notes are an integral part of these consolidated financial statements.

LANTE CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year ended December 31,			Nine months ended September 30,	
	1996	1997	1998	1998	1999
				(Unaudited)	
Cash flows from operating activities:					
Net income (loss)	$ 220	$ 213	$1,556	$ 1,048	$ (213)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:					
Depreciation and amortization	130	255	267	197	329
Deferred income taxes	—	—	—	—	(626)
Amortization of compensation expense and warrant expense	—	—	7	3	491
Other, net	(32)	8	(11)	24	50
Increase (decrease) in cash attributable to changes in assets and liabilities:					
Trade accounts receivable	(381)	(312)	(750)	(1,096)	(3,405)
Other current assets	20	94	(69)	14	(504)
Other assets	(35)	(9)	4	(33)	(2,586)
Accounts payable	87	57	174	(12)	1,560
Accrued compensation and related costs	453	(345)	164	118	1,368
Deferred revenues	(195)	387	(537)	(412)	1,542
Other liabilities	—	(8)	65	(8)	5
Net cash provided by (used in) operating activities	267	340	870	(157)	(1,989)
Cash flows from investing activities:					
Capital expenditures	(97)	(588)	(367)	(187)	(1,804)
Acquisitions, net of cash acquired	—	—	—	—	(426)
Net cash used in investing activities	(97)	(588)	(367)	(187)	(2,230)
Cash flows from financing activities:					
Payments on bank debt and other note payable	—	—	(800)	(800)	(24)
Payments on stockholder note payable	—	(450)	(350)	(350)	—
Proceeds from issuance of bank debt and other note payable	—	800	24	24	—
Proceeds from issuance of subordinated convertible debt	—	—	2,595	2,595	—
Proceeds from issuance of mandatorily redeemable preferred stock, net	—	—	—	—	24,814
Proceeds from issuance of common stock	—	—	607	608	3,577
Redemption of common stock	—	(17)	(32)	(32)	(6,521)
Loan to executive officer	—	—	—	—	(3,228)
Dividends paid	(41)	(59)	(20)	(20)	(4,570)
Net cash (used in) provided by financing activities	(41)	274	2,024	2,025	14,048
Net increase in cash and cash equivalents	129	26	2,527	1,681	9,829
Cash and cash equivalents, beginning of period	695	824	850	850	3,377
Cash and cash equivalents, end of period	$ 824	$ 850	$3,377	$ 2,531	$13,206
Supplemental disclosure of cash flow information:					
Cash paid for interest	$ 45	$ 68	$ 47	$ 47	$ 15
Cash paid for taxes	$ —	$ 5	$ 4	$ 4	$ 408

The accompanying notes are an integral part of these consolidated financial statements.

1. Nature of Business

Lante Corporation (the ''Company''), a Delaware corporation, is an Internet services company that develops sophisticated technology-based solutions that enable emerging electronic markets. These markets, which the Company refers to as e-markets, are dynamic Internet based business networks that enable multiple buyers and sellers to conduct business efficiently online. Lante's strategists, user experience experts and technologists work as a multi-disciplinary team to build these solutions. Lante integrates its competencies through an iterative development process with the client that is overseen by Lante's delivery management specialists. This approach helps Lante achieve rapid time to market, maximize its clients' revenue generation and cost reduction and develop effective customer and supplier relationships.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary (see Note 3) after elimination of all significant intercompany accounts and transactions.

Revenue Recognition

Revenues from fixed-fee engagements are recognized on the percentage-of-completion method of accounting, based on the cost incurred compared to total estimated cost. Revenues from time and materials engagements are recognized as services are provided. Anticipated losses on engagements, if any, are charged to earnings when identified.

Unbilled revenues on engagements consist of revenues recognized in excess of billings, and deferred revenues consist of billings or cash received in excess of revenues recognized.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and overnight investments and investment-grade commercial paper with original maturities of three months or less and whose carrying amount approximates market value.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization. Expenditures for renewals and improvements that significantly extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to operations as incurred. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the estimated useful lives of the assets or the remaining lease term. The estimated useful lives are as follows:

Computers, computer peripherals and software	3-5 years
Office machines and equipment	5-7 years
Furniture and fixtures	10 years

The Company reviews the carrying values of long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

(In thousands, except per share data)

Income Taxes

Prior to June 17, 1999, the Company had elected S-Corporation status for tax purposes. It was the Company's policy to distribute to its stockholders amounts at least equal to their estimated federal and state tax liabilities resulting from the pass-through of the Company's taxable income. As of June 17, 1999, the Company terminated its S-Corporation status for federal and state income tax purposes. At that time, deferred taxes were provided for temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, ''Accounting for Income Taxes''.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The estimates and assumptions used in the accompanying financial statements are based upon management's evaluation of the relevant facts and circumstances as of the date of the financial statements. Actual results could differ from those estimates.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and cash equivalents and trade accounts receivable.

The Company performs ongoing credit evaluations of its customers and generally does not require collateral on accounts receivable. The Company maintains allowances for potential credit losses and such losses have been within management's expectations. As of September 30, 1999, the largest client accounted for 31% of the accounts receivable balance. As of December 31, 1998, the three largest clients accounted for 15%, 12% and 11% of the accounts receivable balance. As of December 31, 1997, the three largest clients accounted for 19%, 16% and 11% of the accounts receivable balance. The two largest clients (in excess of 10%) accounted for 37% and 16% of total revenues in the nine months ended September 30, 1999. The three largest clients in 1998 accounted for 21%, 12% and 11% of total revenues. In 1997, the two largest clients accounted for 27% and 13% of total revenues. In 1996, the largest client accounted for 30% of total revenues.

Fair Value of Financial Instruments

The carrying value of current assets and liabilities approximated their fair value at December 31, 1997 and 1998 and at September 30, 1999. The carrying value of long-term notes payable and subordinated convertible debt approximates fair value based on current rates of interest available to the Company for notes of similar maturities.

Stock-Based Compensation

The Company accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board (APB) Opinion No. 25, ''Accounting for Stock Issued to Employees'' and related interpretations and elects the disclosure option of Statement of SFAS No. 123. SFAS No. 123 requires that companies either recognize compensation expense for grants of stock, stock options, and other equity instruments based on fair value, or provide pro forma disclosure of net income and earnings per share in the notes to the financial statements. Accordingly, compensation expense for stock options is measured as the excess, if any, of the fair value of the Company's stock at the date of grant over the exercise price (see Note 12).

(In thousands, except per share data)

Comprehensive Income

Effective January 1, 1998, the Company implemented SFAS No. 130 ‘‘Reporting Comprehensive Income’’. SFAS No. 130 establishes standards for reporting comprehensive income and its components in the financial statements. Comprehensive income, as defined, includes all changes in equity (net assets) during a period from non-owner sources. To date, the Company has not had any transactions that are required to be reported in comprehensive income.

Reclassification

Certain prior year amounts have been reclassified to conform to the current year presentation.

Unaudited Information

The interim financial information as of and for the nine months ended September 30, 1998 is unaudited. However, in the opinion of management, such information has been prepared on the same basis as the audited financial statements and includes all adjustments, consisting solely of normal recurring adjustments, necessary for a fair presentation of the financial position, results of operations and of cash flows for the periods presented. Interim results, however, are not necessarily indicative of results for any future period.

Stock Split

In October 1999, the Board of Directors declared a two for one stock split of the common stock effected in the form of a dividend. The accompanying consolidated financial statements and related notes give retroactive effect to this stock split.

Basic and Diluted Net Income (Loss) Per Share

The Company computes basic and diluted net income (loss) per share in accordance with SFAS No. 128, ‘‘Earnings per Share’’, and SEC Staff Accounting Bulletin No. 98 (‘‘SAB 98’’). Basic net income (loss) per common share is computed by dividing the net income available to common stockholders for the period by the weighted average number of shares of common stock outstanding during the period. The calculation of diluted net income per share is based on the weighted average number of shares of common stock outstanding, adjusted, if dilutive, for the effect of common stock equivalents. Common stock equivalents are composed of incremental shares of common stock issuable upon the exercise of stock options and warrants, common stock subject to restrictions and incremental shares of stock issuable upon the conversion of subordinated convertible debt and Series A convertible preferred stock.

The following table sets forth the weighted average effect of common stock equivalents that are not included in the diluted net income (loss) per share calculation for each respective period because the exercise price exceeded the average estimated fair market value price for that period. There were no common stock equivalents outstanding prior to 1998.

	December 31,	September 30,	
	1998	1998	1999
		(Unaudited)	
Weighted average effect of common stock equivalents:			
Restricted shares	479	229	901
Options outstanding	1,948	1,337	202
Convertible debt	1,380	920	—
Warrants	—	—	76
	3,807	2,486	1,179

(In thousands, except per share data)

For the nine-month period ended September 30, 1999, additional shares potentially issuable for restricted shares, stock options, convertible debt, and the Company's Series A convertible preferred stock would have been 5,615, but for the net loss recorded.

The following table gives pro forma effect for income taxes assuming that the Company was a C-Corporation for all periods presented (see Note 6).

	Year ended December 31,			Nine months ended September 30,	
	1996	1997	1998	1998	1999
				(Unaudited)	
Pro forma (unaudited):					
Net income (loss) available to common stockholders	$ 220	$ 213	$1,556	$1,048	$ (734)
Pro forma adjustment to tax (provision) benefit	(63)	(60)	(675)	(477)	(529)
Pro forma net income (loss) available to common stockholders	$ 157	$ 153	$ 881	$ 571	$(1,263)
Pro forma net income (loss) per share:					
Basic and diluted	$0.01	$0.01	$ 0.04	$ 0.03	$ (0.06)

3. Acquisitions

On September 2, 1999 the Company acquired Ingenious, Inc. (''Ingenious''), a consulting company, for total consideration of $1,121. The acquisition was recorded under the purchase method of accounting. As part of the acquisition, the two principal owners of Ingenious agreed to employment agreements with the Company through August 31, 2002. If these individuals do not comply with the employment agreements, they will be required to remit to the Company $1,000 of the consideration received. Consequently, $1,000 of the purchase price has been recorded as deferred compensation and will be amortized ratably as professional service expense through August 31, 2002. The balance of the total purchase price principally has been allocated to other current operating assets. The Ingenious acquisition and another acquisition are not significant and as such, separate pro forma financial information is not necessary.

4. Property and Equipment

Property and equipment consists of the following:

	December 31,		September 30,
	1997	1998	1999
Computers, computer peripheral and software	$ 701	$ 753	$ 2,511
Furniture and fixtures	316	328	405
Office machines and equipment	207	258	343
Leasehold improvements	50	54	70
	1,274	1,393	3,329
Less: Accumulated depreciation and amortization	(677)	(711)	(1,017)
Property and equipment, net	$ 597	$ 682	$ 2,312

(In thousands, except per share data)

5. Notes Payable and Line of Credit

Stockholder Note Payable

On December 23, 1994, the Company borrowed $1,000 from a stockholder. As of December 31, 1997 the Company had $350 outstanding under this note. The note was fully repaid in 1998. The note bore interest at a rate equal to the ‘‘short-term applicable federal rate’’, and was payable, under its terms, one year after demand. At December 31, 1997 the applicable federal interest rate was 5.56%.

Bank Line of Credit

The Company has a line of credit in place pursuant to a loan agreement with its commercial bank dated December 29, 1998 and maturing two years thereafter. There were no borrowings under the loan as of December 31, 1998 or September 30, 1999. The line has a maximum borrowing amount of $3,500 of which $3,000 is subject to a formula based on 75% of eligible accounts receivable. Borrowings are secured by accounts receivable and general Company assets. Borrowings bear interest at the lender's ‘‘index rate’’ of 7.75% and 8.25% at December 31, 1998 and September 30, 1999, respectively. An unused facility fee is due semiannually in an amount equal to 0.25% of the difference between $3,500 and the average daily outstanding principal. The loan agreement contains certain financial covenants, including maintenance of 1.75 to 1 debt service ratio and capital funds greater than $7,500 (both as defined). The Company was not in violation of its financial covenants at December 31, 1998 and received a waiver in respect to certain covenants at September 30, 1999. The amount drawn under prior line of credit arrangements as of December 31, 1997 was $800 at a rate of 8.5%.

Subordinated Convertible Debt

The Company issued eight notes on June 30, 1998 to the Company's advisors, directors and former Chief Operating Officer. The notes had an aggregate face value of $2,190 and were issued at a premium of $405. The stated interest rate was 5.79%. The accrued interest aggregated $64 at December 31, 1998. The notes were carried on the books at their face value, plus unamortized original issue premium, plus accrued interest. The original issue premium was being amortized using the effective interest rate method over the ten-year life of the notes.

On July 1, 1999, the holders converted the notes into 2,700 shares of common stock pursuant to an agreement with the Company. The face value of the notes plus accrued interest at conversion aggregated $2,317. As provided in the terms of the notes, the conversion rate was adjusted to $0.86 per share as a result of the common stock dividend distributions prior to conversion of the notes.

6. Income Taxes

The Company's income tax provision consisted solely of current state taxes of $1, $4, $8, and $5 (unaudited) for the years ended December 31, 1996, 1997 and 1998, and the nine months ended September 30, 1998, respectively. The Company's income tax benefit of $549 for the nine months ended September 30, 1999 consisted of current state tax expense of $77, deferred federal tax benefit of $519 and deferred state tax benefit of $107.

The Company terminated its S-Corporation election for federal and state purposes on June 17, 1999. Accordingly, all income that was earned in the subsequent C-Corporation period was taxable at the statutory federal and state tax rates. In order to present amounts in a comparable format, the statements of operations include a pro forma adjustment for additional taxes that would have been recorded if the Company had been a

(In thousands, except per share data)

C-Corporation for all periods presented, based upon the tax laws in effect during those periods. Unaudited pro forma income tax provisions (benefits) calculated on a separate company basis in conformity with SFAS 109, are as follows:

Unaudited pro forma	Year ended December 31, 1996	1997	1998	Nine months ended September 30, 1998	1999
Current:					
Federal	$43	$11	$124	$ 8	$ 649
State	14	3	28	2	144
Deferred:					
Federal	6	44	468	473	(715)
State	1	6	63	(1)	(98)
Total income tax expense (benefit)	$64	$64	$683	$482	$ (20)

The pro forma provisions for income taxes differ from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate to income from operations as a result of the following differences:

Unaudited pro forma	Year ended December 31, 1996	1997	1998	Nine months ended September 30, 1998	1999
Income tax provision at statutory U.S. tax rates of 34%	$ 75	$ 74	$532	$359	$(259)
Increase (decrease) in rates resulting from:					
Graduated average rate	(27)	(26)	—	—	—
Change in graduated average rate	—	—	64	64	—
State taxes	13	13	74	50	(27)
Other, net	3	3	13	9	266
Pro forma provision (benefit) for income taxes	$ 64	$ 64	$683	$482	$ (20)

Deferred tax (liabilities) assets on an unaudited pro forma basis at December 31, 1997 and 1998, and actual basis at September 30, 1999, respectively, are as follows:

	December 31, 1997	1998	September 30, 1999
	(Pro forma) (unaudited)		(Actual)
Current			
Accrual to cash	$(175)	$(682)	$ (23)
Provision for doubtful accounts	59	121	309
Net operating loss carryforward	—	—	548
Other, net	(44)	(111)	8
Current deferred tax (liabilities) assets	$(160)	$(672)	$ 842
Noncurrent			
Depreciation	$ 3	$ (17)	$ (66)
Other, net	1	1	(150)
Noncurrent deferred tax (liabilities) assets	4	(16)	(216)
Net deferred tax (liabilities) assets	$(156)	$(688)	$ 626

(In thousands, except per share data)

7. Commitments and Contingencies

Operating Leases

The Company is obligated under various noncancellable operating leases for its office space in Charlotte, Chicago, Dallas, New York, San Francisco and Seattle. Future minimum rental commitments under all noncancellable operating leases with initial or remaining terms in excess of one year are $312 for the quarter ending December 31, 1999. They are as follows for each respective year ending December 31:

2000	$ 1,598
2001	1,534
2002	1,578
2003	1,471
2004	1,406
Thereafter	4,965
	$12,552

Rent expense for the years ended December 31, 1996, 1997 and 1998 and the nine months ended September 30, 1999 was $319, $580, $657 and $501, respectively.

Letter of Credit

As of September 30, 1999, the Company had standby letters of credit issued by its bank in the amounts of $200 and $222 related to security deposits on office leases.

Litigation

A former employee has filed a claim against the Company alleging that the Company failed to comply with a shareholder's agreement to repurchase common stock held by the former employee. The Company intends to vigorously defend the litigation. Since this case has not proceeded to a hearing on the merits, the Company is unable to evaluate or estimate the extent of any potential loss.

8. Employee Loans

In June 1999, the Company entered into an employment agreement with one of its executive officers. Pursuant to this agreement the Company loaned the executive $2,500 under a note that will mature and be due on the earlier of six months after termination of employment or June 30, 2003. The note bears interest at 5.37% per annum. The loan will be payable upon maturity if the executive is still employed by the Company but only if the Company has a liquidity event (as defined) and the fair market value of the executive's holdings in the Company's common stock is greater than an agreed-upon amount, provided that if these conditions are met, but executive does not have the ability to liquidate his stock, the maturity will be postponed. Otherwise, if these conditions are not met, the loan will be forgiven at the rate of $100 per month commencing on the maturity date until all principal and interest is forgiven. The Company recorded the loan as deferred compensation and is amortizing the loan over 73 months, the period in which the loan may be forgiven. In addition, upon execution of the employment agreement, the executive purchased 2,400 restricted shares of common stock at $1.35 per share. The Company recorded $2,148 in deferred compensation related to this sale of securities and is amortizing such amount over the 48 month period during which the restrictions lapse. The restrictions lapse over four years at 1⁄48 per month, subject to certain acceleration provisions upon a change in control and upon termination of employment. The Company loaned the executive $3,228 on a fully recourse basis to purchase the restricted stock. The loan bears interest at 5.37%. The loan and related interest is due upon the earlier of June 20, 2005 or three years after a liquidity event (as defined).

(In thousands, except per share data)

9. Related Party Transactions

The Company's chairman is a member of the Board of Directors of a corporation that was the Company's most significant client during the nine-month period ended September 30, 1999. In addition, he is a stockholder with beneficial ownership of less than 1% of this client's outstanding common stock. The Company believes that the fees billed to this client have been at customary business terms.

10. Retirement Plan

The Company has a defined contribution profit sharing plan which is qualified under section 401K of the Internal Revenue Code and for which most employees are eligible. The plan provides for discretionary Company contributions based on a percentage of eligible participants' compensation, as defined. In addition, the Company may make year-end matching contributions based on eligible participants' deferral contributions. In 1996, 1997, 1998 and for the nine month period ended September 30, 1999, the Company expensed matching contributions in the amounts of $154, $137, $260 and $166, respectively.

11. Mandatorily Redeemable Preferred Stock

In 1999, the Company issued 3,536 shares of Series A redeemable convertible preferred stock, par value $0.01 per share for an aggregate value of $25,000, net of issuance costs of $186. The rights of the Series A convertible preferred stock are as follows:

Voting

Each share of Series A convertible preferred stock has voting rights equal to an equivalent number of shares of common stock into which it is convertible and votes together as one class with common stock.

Dividends

Holders of the Series A convertible preferred stock are entitled to receive dividends at the rate of 7% per annum on the sum of the liquidation value plus all accumulated and unpaid dividends, subject to reduction (as defined) based upon increases in the fair market value of the common stock at the date of conversion of the Series A convertible preferred stock. Any dividends declared or paid upon the common stock shall also be declared and paid to holders of the Series A convertible preferred stock based upon the number of shares of common stock issuable upon conversion of the preferred stock.

Liquidation

In the event of liquidation, dissolution or winding up of the Company, the holders of the Series A convertible preferred stock shall be entitled to receive the greater of (i) $7.07 per share plus any accrued and unpaid dividends or (ii) such amount per share as would have been payable had such shares been converted into common stock immediately prior to liquidation.

Conversion

Each share of Series A convertible preferred stock will be convertible at the option of the holder at any time into two shares of common stock, or 7,072 shares in total, subject to anti-dilution adjustments. Each share of Series A convertible preferred stock automatically converts into common stock at the then effective conversion ratio upon (i) the written request of the holders of a majority of the outstanding shares, or (ii) the

(In thousands, except per share data)

completion of an initial public offering with aggregate proceeds of at least $20,000 and a minimum specified initial offering price based on the timing of the initial offering.

Redemption

Absent a conversion, the Company shall redeem from each holder of Series A convertible preferred stock one fourth of such holder's Series A convertible preferred stock annually beginning on June 30, 2004 at a redemption price equal to the greater of (i) $7.07 plus all accrued and unpaid dividends or (ii) the fair market value of the shares of the common stock on an as converted basis. In the event of a change in control, each holder of the Series A convertible preferred stock may elect to require the Company to redeem all or a portion of the holder's preferred stock at the redemption price. The difference between the net issuance price and the redemption value of the Series A convertible preferred stock is being accreted by periodic charges to additional paid-in capital.

12. Stockholders' Equity and Other Stock Related Information

Preferred Stock and Common Stock

In June 1999, the Company amended its Certificate of Incorporation to provide for one class of common stock and one class of preferred stock. The amendment authorized 50,000 shares of common and 10,000 shares of preferred stock and allocated 4,243 shares as Series A convertible preferred stock (see Note 11). Each previously issued and outstanding share of voting Class A common stock and non-voting Class B common stock was converted and exchanged into one share of common stock, $0.01 par value.

The effect of stock splits and recapitalization has been retroactively reflected in the consolidated financial statements for all periods presented.

In June 1999, the Company repurchased 2,460 shares of common stock at approximately $2.24 per share, from certain employee stockholders. The repurchased shares were cancelled upon redemption. The Company issued promissory notes aggregating $5,519 in payment for the repurchased shares, which notes were fully repaid on June 22, 1999.

In September 1999, pursuant to a stockholder's agreement, the Company executed its right to repurchase 2,000 shares of common stock held by a former employee. The Company paid cash of $724 net of $278 due to the Company by the stockholder, and issued a promissory note aggregating $3,007 as payment for the repurchased shares, which note is due at various dates through September 30, 2002. The promissory note bears interest at prime, which was 8.5% at September 30, 1999 (see Note 7).

Employee Stock Plan—Redemptions

In 1993, the Company adopted an employee Stock Benefit Plan under which certain key employees were permitted to purchase shares of common stock at then current estimated fair value. In 1997 and 1998, the Company redeemed from terminating employees 169 shares and 300 shares, respectively, at then current estimated fair values of $0.10 and $0.11 per share.

S-Corporation Dividends

Prior to June 17, 1999, the Company was treated as an S-Corporation for income tax purposes and paid out dividends to compensate stockholders for their estimated tax liabilities. These dividends totaled $59, $20

(In thousands, except per share data)

and $582 in the years ended December 31, 1997 and 1998 and the nine months ended September 30, 1999, respectively. In addition, on June 15, 1999, the Company declared a dividend in conjunction with the conversion to a C-Corporation consisting of $2,488 of accounts receivable and $1,500 of cash.

Stock Option Plan

In June 1998, the Company adopted its 1998 Option Plan (''the Plan''), under which it may grant nonqualified stock options for up to 10,000 Common Shares to employees, directors, and advisors. The Plan is administered, and grants are determined, by the compensation committee of the Board of Directors. Options granted under the plan generally vest over a four-year period and expire nine years from the date of grant. Stock option activity under the Plan is summarized as follows:

	Option shares	Weighted average exercise price per share
Outstanding at December 31, 1997	—	$ —
Granted	5,469	0.230
Exercised	(1,200)	0.225
Cancelled	(87)	0.225
Outstanding at December 31, 1998	4,182	0.232
Granted	2,066	0.878
Exercised	(1,472)	0.237
Cancelled	(916)	0.237
Outstanding at September 30, 1999	3,860	0.575

At December 31, 1998, the Company had 4,182 stock options outstanding with exercise prices between $0.225 and $0.268 per option and a weighted average exercise price of $0.232 per option. The weighted average remaining contractual life of the options was 8.17 years. None of the options were exercisable at December 31, 1998.

The following table summarizes information about stock options outstanding at September 30, 1999.

	Options outstanding			Options exercisable	
Range of exercise prices	Number outstanding as of period end	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable as of period-end	Weighted average exercise price
$0.225–0.845	3,070	7.80	$0.284	379	$0.225
1.345–1.875	597	8.47	1.607	—	—
2.005–2.005	193	8.95	2.005	—	—
$0.225–2.005	3,860	7.97	$0.575	379	$0.225

In June 1999, the Company changed the vesting schedule for options granted under the ''1998 Stock Option Plan'' such that the vesting period was reduced from five years to four years. This change in vesting periods did not increase the estimated fair value of the options granted.

In June 1999, the options previously granted to one employee were reduced to 1,000 from 1,750. In conjunction with this change, the vesting of the employee's remaining options was accelerated so that the options were fully vested and the options were immediately exercised at the original price of $0.23 per share.

(In thousands, except per share data)

The Company applies Accounting Principle Board Option No. 25, ''Accounting for Stock Issued to Employees,'' (''APB 25'') and related interpretations in accounting for its option plans. In accordance with the provisions of APB 25, the Company recorded deferred compensation and compensation expense of $596 and $41, respectively, during the nine months ended September 30, 1999 for options granted to advisors and options issued to employees with an exercise price below the estimated fair value of the common stock at the date of grant. The weighted average exercise price of such options was $0.878, and the weighted average fair value was $1.171. The Company's board of directors, in assessing the fair value of the Company's common stock, considers factors relevant at the time, including recent issuances and sales of the Company's securities, third party independent valuations, significant customer wins, composition of the management team, recent hiring results, the Company's financial condition and operating results and the lack of a public market for the Company's common stock. Had compensation expense for the Company's stock option plans been determined based on the fair value at the grant date for awards under these plans consistent with the methodology prescribed under SFAS No. 123, ''Accounting for Stock-Based Compensation'' (''SFAS 123''), the Company's net income would have been reduced to the supplemental unaudited pro forma amounts indicated as follows:

	Year ended December 31,			Nine months ended September 30,	
Unaudited	**1996**	**1997**	**1998**	**1998**	**1999**
Net income (loss) as reported	$ 220	$ 213	$1,556	$1,048	$ (213)
Supplemental pro forma compensation expense, net of tax	—	—	26	11	82
Pro forma net income (loss)	$ 220	$ 213	$1,530	$1,037	$ (295)
Net income (loss) per diluted share, as reported	$0.01	$0.01	$ 0.08	$ 0.05	$(0.03)
Net income (loss) per diluted share, pro forma	0.01	0.01	0.08	0.05	(0.04)

Because additional stock options are expected to be granted each year and the pro forma net income (loss) includes the effect of options granted in 1998 and 1999, the above pro forma disclosures are not representative of the pro forma effects on reported financial results for future years.

The following assumptions were used by the Company to determine the fair value of stock options granted using the Black-Scholes options-pricing model: risk free interest rate ranging from 4.59% to 6.11%; expected option life ranging from two to six years; zero dividend yield and zero expected volatility.

The Company granted 1,200 and 2,400 shares of restricted stock at weighted average grant prices of $0.23 and $1.35 for the year ended December 31, 1998 and for the nine months ended September 30, 1999, respectively.

13. Recent Accounting Pronouncements

During 1997, the FASB issued SFAS No. 131, ''Disclosures about Segments of an Enterprise and Related Information''. SFAS No. 131 specifies revised guidelines for determining an entity's operating segments and the type and level of financial information to be disclosed. This standard requires that management identify operating segments based on the way that management desegregates the entity for making internal operating decisions. Management believes that the Company operates in one business segment.

In June 1998, the FASB issued SFAS No. 133, ''Accounting for Derivative Instruments and Hedging Activities''. This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. In June 1999, the FASB

(In thousands, except per share data)

issued SFAS No. 137 which postpones the mandatory adoption of SFAS 133 by the Company until January 1, 2001. The Company has not entered into any significant derivative financial instrument transactions.

14. Subsequent Events

Stock Options

Subsequent to September 30, 1999, the Company issued 1,853 options with a weighted average exercise price of $2.59 per share and sold 300 shares at $2.25 per share to recently hired employees, while 234 options were exercised under the Stock Option Plan. The average fair value of the options granted through December 6, 1999 was $3.66 per share. Deferred compensation of $1,960 has been recorded related to these issuances. Such amount will be amortized over a 48 month period.

Authorized Common Stock

The Board of Directors has authorized the Company to increase the authorized number of shares of common stock to 150,000.

Stock Purchase Plan

The Board of Directors has authorized the adoption of a Stock Purchase Plan with 800 shares of common stock reserved for issuance thereunder.

Significant Contract

Upon completion of an engagement for its major client in November 1999, the Company granted to the client a fully vested option to purchase up to 400 shares of the Company's common stock at an exercise price of $7.00 per share. Pursuant to an agreement executed simultaneously with this grant, the Company has a fully vested option to purchase 167 shares of the client's common shares at $7.625 per share. The number of shares of common stock issuable upon exercise of either of the options will not exceed a number of shares having a fair market value at the time of exercise of $12,000 in the aggregate. The Company and the client agreed not to transfer any of the shares issuable upon the exercise of the respective options until after the earlier of 180 days from the date of completion of the Company's pending initial public offering or a change in control, as defined, of either party.

Initial Public Offering

During December 1999, the Board of Directors authorized the Company to file a registration statement with the Securities and Exchange Commission for an initial public offering of shares of its common stock.

15. Subsequent Events (Unaudited)

Strategic Alliance

On December 8, 1999, the Company and Dell Computer Corporation (''Dell'') entered into a strategic alliance. As part of the strategic alliance, Dell has agreed to buy 1,000 shares of the Company's common stock at $11.00 per share and 1,000 shares from one of the Company's stockholders and trusts for the benefit of his family at $11.00 per share. The Company and a subsidiary of Dell have also entered into a master services agreement under which the subsidiary guarantees minimum annual revenues to the Company totaling $40

million over a five-year period, although the subsidiary may terminate the agreement after three years. The guaranteed revenues for the first three years would be $15 million. Pursuant to a shareholders agreement, certain defined holders of preferred and common stock have elected to purchase 310 shares of common stock from the Company at $11.00 per share. Additionally, certain members of management have elected to purchase 200 shares of common stock from the Company at $11.00 per share.

Amendment to 1998 Stock Option Plan

The Board of Directors authorized an amendment to the 1998 Stock Option Plan to increase the number of nonqualified stock options available for grant to 15,000.

Lante Foundation

The Board of Directors authorized the Company to make a contribution to the Lante Foundation in the amount of 336 shares of the Company's common stock.

[graphic consisting of 11 spheres organized in a semi-circle, each containing the name of a strategic partner]

Lante Unleashing e-markets for the new economy with our strategic alliances

High-Impact .com Business Builders

Lante

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

Set forth below is an estimate (except as indicated) of the approximate amount of fees and expenses (other than underwriting commissions and discounts) payable by the registrant in connection with the issuance and distribution of the common stock pursuant to the prospectus contained in this registration statement. Registrant will pay all of these expenses.

	Approximate Amount
Securities and Exchange Commission registration fee*	$ 13,200
NASD filing fee*	5,500
Nasdaq National Market listing fee*	95,000
Accountants' fees and expenses	775,000
Legal fees and expenses	450,000
Transfer agent and registrar fees and expenses	10,000
Printing and engraving expenses	500,000
Miscellaneous expenses	151,300
Total	$2,000,000

*These are not estimates.

Item 14. Indemnification of Directors and Officers.

The registrant's certificate of incorporation provides that the registrant shall indemnify its directors to the full extent permitted by the General Corporation Law of the State of Delaware and may indemnify its officers and employees to such extent, except that the registrant shall not be obligated to indemnify any such person (1) with respect to proceedings, claims or actions initiated or brought voluntarily by any such person and not by way of defense, or (2) for any amounts paid in settlement of an action indemnified against by the registrant without the prior written consent of the registrant. The registrant has entered into indemnity agreements with each of its directors and executive officers. These agreements may require the registrant, among other things, to indemnify such directors or executive officers against certain liabilities that may arise by reason of their status or service as directors or executive officers, to advance expenses to them as they are incurred, provided that they undertake to repay the amount advanced if it is ultimately determined by a court that they are not entitled to indemnification, and to obtain directors' and officers' liability insurance if available on reasonable terms. The registrant will obtain directors' and officers' liability insurance prior to consummation of this offering.

In addition, the registrant's certificate of incorporation provides that a director of the registrant shall not be personally liable to the registrant or its stockholders for monetary damages for breach of his or her fiduciary duty as a director, except for liability (1) for any breach of the director's duty of loyalty to the registrant or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) for willful or negligent conduct in paying dividends or repurchasing stock out of other than lawfully available funds or (4) for any transaction from which the director derives an improper personal benefit.

Reference is made to Section 145 of the General Corporation Law of the State of Delaware which provides for indemnification of directors and officers in certain circumstances.

Under the terms of the underwriting agreement, the underwriters have agreed to indemnify, under certain conditions, the registrant, its directors, certain of its officers and persons who control the registrant within the meaning of the Securities Act of 1933.

Item 15. Recent Sales of Unregistered Securities.

The following information reflects our recent sales of unregistered securities:

In December 1997, we declared a dividend of 15 shares of both Class A common stock and Class B common stock for each outstanding share of our common stock. On June 29, 1998, we declared a 5-for-1 stock dividend on each outstanding share of common stock.

On June 30, 1998, we issued an aggregate of 1,500,000 shares of common stock to Pantelis Georgiadis and members of our advisory board in exchange for services to be provided to us. Exemption from registration for this transaction was claimed pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering.

On June 30, 1998, we granted options to purchase 1,800,000 shares of common stock to members of our advisory board under our 1998 Stock Option Plan. Exemption from registration for this transaction was claimed pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering.

On June 30, 1998, we granted options to purchase 1,750,000 shares of common stock to Pantelis Georgiadis under our 1998 Stock Option Plan. On June 3, 1999, we issued a total of 1,000,000 shares of common stock to Pantelis Georgiadis pursuant to the terms of this stock option grant and an Amendment to Non-Qualified Stock Option Agreement entered into by us and Mr. Georgiadis. These shares were purchased for an option exercise price of $225,000 in the aggregate, and exemption from registration for such issuance was claimed pursuant to Section 4(2) of the Securities Act.

On or about June 17, 1999, we issued 3,536,069 shares of Series A convertible preferred stock in exchange for $25,000,000. Exemption from registration for this issuance was claimed in reliance on Section 4(2) of the Securities Act regarding transactions not involving a public offering.

On June 30, 1999, we issued 2,400,000 shares of common stock to C. Rudy Puryear for a purchase price of $3,228,000. Exemption from registration for this transaction was claimed pursuant to Section 4(2) of the Securities Act regarding transactions made by the issuer not involving a public offering.

On July 1, 1999, we issued an aggregate of 2,700,000 shares of common stock to holders of our convertible subordinated notes due 2007, in exchange for cancellation of such Notes. The price paid for such shares translates to approximately $0.86 per share. These Notes were issued on June 30, 1998, for the aggregate amount of $2,595,000, in exchange for monies loaned to us. Exemption from registration for these transactions was claimed pursuant to Section 4(2) of the Securities Act regarding transactions made by the issuer not involving a public offering.

In August 1999, we issued a warrant to purchase up to 200,000 shares of common stock at an exercise price of $2.02 per share to Heidrick & Struggles, Inc. The warrant will expire on July 1, 2006. Exemption from registration for this transaction was claimed pursuant to Section 4(2) of the Securities Act regarding transactions made by the issuer not involving a public offering.

On September 2, 1999, we issued 430,000 shares of common stock in the aggregate to Julie Pokorny and Jamie Bellanca, in exchange for all of the stock of Ingenious, Inc. Exemption from registration for this transaction was claimed pursuant to Section 4(2) of the Securities Act regarding transactions made by the issuer not involving a public offering, in that this transaction was made without general solicitation or advertising and to sophisticated investors with access to all relevant information. In addition, Pokorny and Bellanca represented to Lante that the shares were being acquired for investment and not for resale.

On October 29, 1999, we issued 300,000 shares of common stock to Brian Henry for a purchase price of $673,500. We also granted an option to Brian Henry to purchase 700,000 shares of common stock pursuant to our 1998 Stock Option Plan. Exemption from registration for this purchase of shares and option grant was claimed in reliance on Section 4(2) of the Securities Act regarding transactions not involving a public offering.

In November 1999, we granted an option to Zixit Corporation to purchase up to 400,000 shares of common stock at a price of $7.00 per share. The maximum number of shares issuable pursuant to this option is the amount of shares having a fair market value of $12 million in the aggregate at the time of exercise. Exemption from registration for this transaction was claimed in reliance of Section 4(2) of the Securities Act regarding transactions not involving a public offering.

In December 1999, the Executive Committee of the Board of Directors of the Company authorized the issuance of 335,976 shares of common stock to the Lante Foundation, a charitable foundation established by the Company. Exemption from registration for this transaction was claimed in reliance of Section 4(2) of the Securities Act regarding transactions not involving a public offering.

On December 10, 1999 and January 10, 2000, we issued 1,510,186 shares of common stock to Dell USA, L.P. and some of our officers, directors and stockholders for an aggregate purchase price of $16,612,046. Exemption from registration for this purchase of shares was claimed in reliance on Section 4(2) of the Securities Act regarding transactions not involving a public offering.

Additionally, since June 30, 1998, we have granted stock options to certain of our employees and advisors pursuant to our 1998 Stock Option Plan. Other than the option grants to Pantelis Georgiadis, Brian Henry and to members of our advisory board as previously described, all such grants and related exercises were made in reliance on Rule 701 promulgated under the Securities Act. As of December 31, 1999, we had granted options to purchase 5,704,374 shares of common stock to employees and advisors pursuant to the 1998 Stock Option Plan.

Item 16. Exhibits and Financial Statement Schedules.

(a) **Exhibits.**

1*	Form of Underwriting Agreement
3.1*	Form of Amended and Restated Certificate of Incorporation of the Registrant
3.2*	Form of Amended Bylaws of the Registrant
4*	Specimen stock certificate representing Common Stock
5*	Opinion of Katten Muchin Zavis as to the legality of the securities being registered (including consent)
10.1*	Registrant's Stock Option Plan
10.2*	Form of Indemnification Agreement
10.3*	Registration Agreement, by and between Registrant, its preferred stockholders, Mark Tebbe and the Tebbe trusts, dated June 17, 1999
10.4*	Software License and Services Agreement between Evolve Software, Inc. and Registrant dated September 3, 1999
10.5*	Employment, Confidentiality and Noncompete Agreement between Registrant and Mark A. Tebbe, dated June 17, 1999
10.6*	Employment Agreement between Registrant and C. Rudy Puryear, dated June 16, 1999
10.7	Employment, Confidentiality and Noncompete Agreement between Registrant and Brian Henry, dated October 29, 1999
10.8*	Restricted Stock Agreement between Registrant and C. Rudy Puryear dated as of June 30, 1999
10.9*	Pledge Agreement by and between Registrant and C. Rudy Puryear dated June 30, 1999
10.10*	Promissory Note in the amount of $2,500,000 by C. Rudy Puryear to the Registrant, dated June 30, 1999
10.11*	Secured Promissory Note in the amount of $3,228,000 by C. Rudy Puryear to the Registrant dated June 30, 1999
10.12*	Amended and Restated Loan and Security Agreement between Registrant and Old Kent Bank, dated December 29, 1998, as amended on June 15, 1999
10.13*	Common Stock Purchase Agreement between Registrant and certain stockholders
10.14*	Master Services Agreement between Registrant and Dell Products, L.P.
10.15*	Form of Employment Agreement between Registrant and certain Executive Officers of the Registrant
10.16*	Secured Promissory Note in the amount of $278,000 by Pantelis Georgiadis to the Registrant, dated July 30, 1999
10.17*	Pledge Agreement, between Pantelis Georgiadis and the Registrant, dated July 30, 1999
10.18*	Promissory Note in the amount of $3,007,500 by the Registrant to Pantelis Georgiadis, dated September 30, 1999
21*	Subsidiaries of Registrant
23.1	Consent of PricewaterhouseCoopers LLP
23.2*	Consent of Katten Muchin Zavis (contained in its opinion filed as Exhibit 5 hereto)
24*	Power of Attorney (also see signature page of initial filing)
27*	Financial Data Schedule

*Previously filed.

(b) **Financial Statement Schedule.**

Opinion on Schedule II

Schedule II—Valuation and Qualifying Accounts

Item 17. Undertakings.

(1) To provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(2) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(3) For purposes of determining any liability under the Securities Act, (i) the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective and (ii) each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial *bona fide* offering thereof.

Report of Independent Accountants on Financial Statement Schedule

December 6, 1999

To the Board of Directors
of Lante Corporation

Our audits of the consolidated financial statements of Lante Corporation referred to in our report dated December 6, 1999 appearing on page F-2 of the Registration Statement on Form S-1 of Lante Corporation also included an audit of the financial statement schedule listed in Item 16(b) of this Form S-1. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

PRICEWATERHOUSECOOPERS LLP

Chicago, Illinois

LANTE CORPORATION

SUPPLEMENTAL FINANCIAL STATEMENT SCHEDULE

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

Description	Balance at Beg. of Period	Charged to Costs and Expenses	Charged to Other Accounts	Deductions(a)	Balance at End of Period
1996 Allowance for Doubtful Accounts	185	129		(94)	220
1997 Allowance for Doubtful Accounts	220	51		(55)	216
1998 Allowance for Doubtful Accounts	216	106		(9)	313
1999 Allowance for Doubtful Accounts	313	504		(16)	801

(a) Accounts receivable write-offs, net of recoveries.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, and State of Illinois on the 25th day of January, 2000.

LANTE CORPORATION

By: /s/ BRIAN HENRY

Brian Henry
Executive Vice President and
Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on January 25, 2000.

Signature	Title
* **Mark Tebbe**	Chairman of the Board of Directors
* **C. Rudy Puryear**	Chief Executive Officer, President and Director (Principal Executive Officer)
/S/ BRIAN HENRY **Brian Henry**	Executive Vice President and Chief Financial Officer (Principal Financial Officer)
* **William J. Davis**	Controller (Principal Accounting Officer)
* **Paul Carbery**	Director
* **James Cowie**	Director
* **Judith Hamilton**	Director
* **John Kraft**	Director
* **John Landry**	Director
* **John Oltman**	Director
* **Paul Yovovich**	Director

*By /S/ BRIAN HENRY

Brian Henry
As Attorney-in-fact